UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-E/A

NOTIFICATION UNDER REGULATION E

(January 31, 2011)

Item 1.	The Issuer.

The name of the Issuer is Blackhawk Capital Group BDC, Inc. (the "Company" or "Blackhawk").  Its principal business office is located at 880 Third Avenue, 12th Floor, New York, New York 10022-4730.

Item 2.	Affiliates and Principal Security Holders of Issuer.

(a) The following table lists the affiliates of the Company and the nature of the affiliation:

Affiliate	Nature of Affiliation
Craig A. Zabala	Chief Executive Officer, Acting Chief Financial Officer and Acting Chief Compliance Officer, Chairman of the Board, Principal Shareholder
Walter V.E. Parker	President
Robert M. Fujii	Vice President, Shareholder
The Concorde Group, Inc.	Control Person, Principal Shareholder
Janet Buxman Kurihara	Director
Michael K. Woodwards	Director
Randy Tejral	Director
Robert Francis	Director

(b) The following is a list of persons who own ten percent or more of the outstanding securities of any class of the Company:

Name	Class of Securities	Amount Owned	% of Class

The Concorde Group, Inc.	Common Stock	10,017,591	30.85%

Item 3.	Directors and Officers.

The following are the names and addresses of each officer and director of the Company:

Name/address of Officers and Directors	Positions Held
Dr. Craig A. Zabala P.O. Box 377 Canal Street Station New York, New York 10013	Chief Executive Officer, Acting Chief Financial Officer and Acting Chief Compliance Officer, Chairman of the Board
Walter V.E. Parker 4 Old Camp Lane Cos Cob, CT 06807	President
Robert M. Fujii 1624 Acton Street Berkeley, California 94702	Vice President
Janet Buxman Kurihara 11007 North Cottontail Lane Parker, CO 80138	Director
Mick Woodwards 4849 Woodruff Avenue Lakewood, CA 90713	Director
Randy Tejral 6529 Pine Ridge Road Elkhorn, NE 69022	Director
Robert Francis 5416 South 161st Street Omaha, NE 69022	Director

Barak Asset Management LLC, a New York limited liability company ("Barak") is the investment adviser of the Company.

Item 4.	Counsel for Issuer and Underwriters.

Counsel for the Company is Gibbons P.C., One Pennsylvania Plaza, 37th Floor, New York, New York 10119.  The placement agent for the Offering is Odeon Capital Group LLC.

2

Item 5.	Events Making Exemption Unavailable.

No event specified in Rule 602(b), (c) or (d) has occurred which would make an exemption under this Regulation unavailable for securities of the Company in the absence of a waiver by the Commission pursuant to Rule 602 (e).

Item 6.	Jurisdictions in which Securities are to be Offered.

(a) The Company is offering the shares of Common Stock covered by this notification in the following states:  California, New York, New Jersey.

(b) Not applicable.

Item 7.	Unregistered Securities Issued or Sold Within One Year.

(a) The following lists unregistered securities issued by the Company within one year prior to filing this notification, including the title and amount of securities issued, aggregate offering prices, names of persons to whom the securities were issued:  None.

(b) The following chart lists unregistered securities of the Company issued within one year prior to the filing of this notification to officers, directors, or principal security holders of the Company or the underwriter of any securities of the Company:  None.

(c) Not applicable.

Item 8.	Other Present or Proposed Offerings.

The Company is not presently offering or presently contemplating the offering of any securities, in addition to those covered by this notification.

Item 9.	Exhibits.

(a)          Copy of common stock certificate.  Filed herewith.

(b)          Placement Agent Agreement.  Filed herewith.

(c)          Not applicable.

(d)          The Amended Preliminary Offering Circular.

(e)          Underwriter Consents and Certifications.  Not applicable.

(f)           Not applicable.

3

Signatures

This notification has been signed in the City of New York, State of New York on January 31, 2011.

BLACKHAWK CAPITAL GROUP BDC, INC.

By:	/s/ Craig A. Zabala
Craig A. Zabala
Chairman and Chief Executive Officer

4

Exhibit 9(a)

Copy of Form of Common Stock Certificate

NUMBER

SHARES

Blackhawk Capital Group BDC, Inc.

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

SEE REVERSE FOR CERTAIN DEFINITIONS

COMMON STOCK

CUSIP 09236T 10 3

This Certifies That:

IS THE OWNER OF

FULLY PAID AND NON-ASSESSABLE SHARES OF COMMON STOCK OF $.00001 PAR VALUE EACH OF

Blackhawk Capital Group BDC, Inc.

transferable on the books of the Corporation in person or by attorney upon surrender of this certificate duly endorsed or assigned. This certificate and the shares represented hereby are subject to the laws of the State of Delaware, and to the Certificate of Incorporation and By-laws of the Corporation, as now or hereafter amended. This certificate is not valid until countersigned by the Transfer Agent.

WITNESS the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated:

COUNTERSIGNED:

OLDE MONMOUTH STOCK TRANSFER CO., INC.
200 MEMORIAL PARKWAY, ATLANTIC HIGHLANDS, NJ 07716
TRANSFER AGENT

BY:

AUTHORIZED SIGNATURE

BLACKHAWK CAPITAL GROUP BDC, INC.
CORPORATE
SEAL
2004
DELAWARE

SECRETARY

PRESIDENT

SPECIMEN
NOT NEGOTIABLE

© 1990 COLUMBIA FINANCIAL PRINTING CO., HICKSVILLE, NY 11801

5

Exhibit 9(b)

Placement Agent Agreement

Attached.

6

Exhibit 9(d)

Amended Preliminary Offering Circular

7

Amended Preliminary Offering Circular

BLACKHAWK CAPITAL GROUP BDC, INC.
(name of issuer)

880 Third Avenue, 12th Floor, New York, New York 10022
(917) 338-7710
(mailing address and telephone number)
The date of this Amended Preliminary Offering Circular is January 31, 2011

Maximum Offering: 10,000,000 shares of Common Stock	Minimum Offering: There is no minimum offering amount. All sales of shares will be made on a "best efforts" basis.

Under the terms of our Offering, all subscription funds will be placed into a non-interest bearing escrow account by Blackhawk with a bank and funds will be released out of escrow at "rolling" closings following an initial closing.

Offering Remains Open Until May 27, 2011

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

PROSPECTIVE INVESTORS SHOULD BE AWARE THAT BLACKHAWK IS IN A DIRE FINANCIAL CONDITION.  BLACKHAWK CURRENTLY HAS TOTAL NET LIABILITIES OF $541,922 AS OF SEPTEMBER 30, 2010, AND HAS NO MONEY TO OPERATE THE COMPANY OR MAKE ANY INVESTMENTS.  SINCE INCEPTION, THE COMPANY'S OPERATIONS HAVE BEEN PRINCIPALLY FUNDED BY STOCK OFFERINGS AND LOANS FROM THE CONCORDE GROUP, INC. ("CONCORDE"), A CORPORATION CONTROLLED BY THE FOUNDER AND AN AFFILIATE OF THE COMPANY.  CONCORDE CURRENTLY HAS NO MONEY TO LEND TO, OR INVEST IN, BLACKHAWK.  BLACKHAWK WILL NOT BE ABLE TO FUND OPERATING EXPENSES WITHOUT ADDITIONAL CAPITAL.  OUR INDEPENDENT PUBLIC ACCOUNTING FIRM HAS ISSUED A "GOING CONCERN OPINION" ON OUR FINANCIAL STATEMENTS INDICATING THAT THESE CONDITIONS RAISE SUBSTANTIAL DOUBT ABOUT BLACKHAWK’S ABILITY TO CONTINUE AS A GOING CONCERN. BLACKHAWK COULD POTENTIALLY BE FORCED TO SEEK RELIEF THROUGH A FILING UNDER THE U.S. BANKRUPTCY CODE.

	OFFERING PRICE TO PUBLIC	UNDERWRITING DISCOUNTS AND COMMISSIONS	PROCEEDS TO ISSUER (1)
Total Minimum	-	-	-
Total Maximum	$5,000,000.00	$500,000.00	$4,500,000.00
Per Share	$0.50	$.05	$0.45

(1)           Does not reflect expenses of Offering, estimated to be $50,000, consisting of $45,000 in legal fees and expenses and $5,000 in accounting fees and expenses.  For sales to investors who are affiliates of Blackhawk, the placement agent fee is $.0250 (5% per share) rather than $.05 (10% per share).

The unaudited net asset value (NAV) per share at September 30, 2010 was $(0.01669).  During the Offering period, shares will not be issued at a price below NAV and Blackhawk will calculate its NAV frequently enough so that shares will never be issued below NAV.  An investor that purchases shares of common stock in this Offering for $.50 per share will experience immediate dilution of $.4068 or 81% per share.

For the material risks involved in purchasing these securities please see "Risk Factors" beginning on page 9.

Odeon Capital Group LLC, Placement Agent

OFFERING

Blackhawk is offering for sale a maximum of 10,000,000 shares of its Common Stock on a "best efforts" basis at a purchase price of $0.50 per share.  There is no minimum offering amount.  Under the terms of our Offering, all subscription funds will be placed into a non-interest bearing escrow account by Blackhawk with a bank and funds will be released at "rolling" closings.  Funds will be released periodically at closings.  After the first closing, there will be additional closings at which Blackhawk will issue shares of its Common Stock under Regulation E of the Securities Act.  Blackhawk will hold successive "rolling" closings until up to $5,000,000 (10,000,000 shares) has been raised.  The dates of, and the amount of shares sold at, closings will be determined at the sole discretion of Blackhawk.  The amount of $5,000,000 is the maximum amount that may be raised in the Offering.  All shares sold in our Offering will not contain any restrictive legends as to transfer.  The Offering will remain open until May 27, 2011, unless extended at the sole discretion of Blackhawk.  All investors must complete a subscription agreement and represent that they are "accredited investors."

The Offering is being conducted pursuant to Regulation E under the Securities Act which applies to offerings undertaken by registered business development companies (BDCs) regulated by the Investment Company Act.  In our Offering, shares of common stock are only being offered to "accredited investors" as that term is defined in Rule 501 under Regulation D of the Securities Act and in those States that have coordinated exemptions for Regulation E offerings.

The Company took into account the following factors in determining the offering price of $.50: (i) the offering price exceeds the net asset value ("NAV") per share, which on September 30, 2010 on an unaudited basis was ($0.01669) per share; (ii) the last trade on January 25, 2011 on the OTC Market (OTCQB) for the Common Stock was $.23; and (iii) the Company believes that the offering price could attract investor's interest in purchasing the shares.  Because the shares of Common Stock trade so infrequently on the OTCQB, the offering price per share could not be determined based upon market value of the shares of Common Stock.

The date we will begin offering our shares of Common Stock for sale pursuant to this Offering is February __, 2011.

Blackhawk has retained Odeon Capital Group LLC as placement agent for the Offering.  See "Placement Agent" immediately below.

Each prospective purchaser must be an "accredited investor" (as defined under the Securities Act of 1933, as amended ("Securities Act")) and sign a Subscription Agreement.  The Subscription Agreement contains provisions to avoid (a) any resale by any purchaser deemed a public sale, (b) any purchaser being deemed an underwriter, and (c) any rapid resale of shares in the Offering.  Also, the Company is working closely with the Placement Agent to safeguard against a purchaser engaging in any of the activities specified in (a), (b) and (c).

Blackhawk Capital Group BDC, Inc.
January 24, 2011

The following officers and directors will assist the Placement Agent in the offering and sale of shares of Common Stock in the Offering:  Dr. Craig A. Zabala, Chairman and Chief Executive Officer of the Company, and Walter V.E. Parker, President of the Company.  No other officers and directors will be involved in selling shares in the Offering.  No disinterested director of the Company will assist in the distribution of the Company's shares.  They will not receive any compensation for their work assisting the Placement Agent.  No existing stockholders of the Company will receive any shares in the Offering.

Dr. Craig A. Zabala, Chairman and Chief Executive Officer of the Company, will receive accrued salary under his employment agreement of $35,000 in connection with the Offering.

Walter V.E. Parker, President, will receive his salary under his employment agreement of $10,000 per month (commencing December 6, 2010) if the Company raises $1,000,000 in the Offering.  He also receives options to purchase up to 900,000 shares of Common Stock at $.40 per share if $4,000,000 is raised in the Offering.  See "Recent Developments" below describing how he earns these options based upon the amount the Company raises in the Offering.

EXPENSES INCURRED IN PRIOR OFFERINGS

The Company has raised a total of $1,711,731 in four offerings since 2004.  Except for a single $250,000 investment, all of the proceeds of these offerings have been used to pay for professional services, advisory fees, filing fees, insurance, interest expense, and miscellaneous expenses.  The first $800,000 of net proceeds raised in the current offering will be used to pay salaries to senior management, sub-advisers, rent, phones and telecommunications, and miscellaneous operating expenses, at market rates.

PLACEMENT AGENT

On January 24, 2011, the Company entered into an agreement ("Placement Agent Agreement") with Odeon Capital Group, LLC, a Delaware limited liability company ("Placement Agent") to provide placement agent, financial advisory and investment banking services in connection with a Regulation E Offering or Regulation D Offering on an exclusive basis and annual advisory services.

Pursuant to the Placement Agent Agreement, the Placement Agent will act as exclusive placement agent in raising on a best efforts basis up to five million dollars ($5,000,000) pursuant to Regulation D or Regulation E under the Securities Act of 1933, as amended ("Securities Act").  The maximum amount to be raised in the Offering is $5,000,000 and the Company anticipates that 10,000,000 shares will be sold at a purchase price of $.50 per share.  There is no minimum requirement for the sale of shares by the Company.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Pursuant to the Placement Agent Agreement, from and after the final closing of the Offering, the Placement Agent will (i) act as the exclusive financial advisor to exclusively source, on behalf of the Company, between $75,000,000 and $250,000,000 of potential portfolio assets to be acquired by the Company in exchange for common stock of the Company; provided, however, that under no circumstances shall the Placement Agent be liable for any failure to source such portfolio assets; and (ii) in the event that $5,000,000 of the shares are sold in the Offering, then for a period of two (2) years, to advise the Company with respect to the retention of an investor relations firm and the sourcing of one or more broker-dealer or investment banking firms to provide research services for the Company ("Annual Services").

If, during the term of the Agreement, or within 24 months thereafter, the Company considers or undertakes any other transaction, including any sale (whether in one or a series of transactions) of all or a substantial portion of the assets or capital stock of the Company, any merger, joint venture, partnership, spin-off, reverse spin-off, non-pro rata spin-off or other business combination involving the Company, or any recapitalization, restructuring or liquidation of the Company or any other form of transaction or disposition that results in the effective sale, transfer or other disposition of ownership or control over a substantial portion of one or more of the principal businesses, assets or operations of the Company, offerings, financing, restructuring, repurchases of securities, foreign exchange or derivatives transaction, including, but not limited to, public or private offerings of debt or equity, or in connection with the transactions contemplated hereby, Placement Agent will have a right of first refusal to serve in the relevant lead roles commonly performed by banks, investment banks and financial advisors in connection with such transactions, including those of lead agent and lead arranger, sole bookrunning lead managing underwriter or initial purchaser (as the case may be), exclusive placement agent, lead financial advisor, principal counterparty and dealer manager, as applicable.  Also, if during the term of this Placement Agent Agreement or within 24 months thereafter, the Company is considering or undertakes any other transaction to obtain debt or equity financing or investments in connection with its business (a "Subsequent Offering"), Placement Agent will have a right of first refusal to serve as the Company's exclusive Placement Agent in connection with any Subsequent Offering.  In addition, if during the term of the Placement Agent Agreement or within 24 months thereafter, the Company is considering or undertakes any transaction to acquire a portfolio asset, subsidiary or company from a source introduced to the Company by Placement Agent in connection with the Annual Services, Placement Agent will have a right of first refusal to serve in the relevant lead roles commonly performed by financial advisors in connection with such transactions, including those of lead agent and lead arranger, sole bookrunning lead managing underwriter or initial purchaser (as the case may be), exclusive Placement Agent, lead financial advisor, principal counterparty and dealer manager, as applicable.  As compensation for any of the foregoing services described in this paragraph, Placement Agent will be paid its customary fees for performing comparable roles in connection with comparable transactions and Placement Agent will enter into a separate agreement or other appropriate documentation with the Company for such transaction(s) containing such compensation and other terms and conditions as are customary for internationally recognized investment banking firms for similar transactions, including, without limitation, appropriate indemnification provisions.  If the Company sells securities to or receives financing from any investors previously introduced by the Placement Agent, in connection with the Offering ("Protected Investors"), then in connection with such sales or financing Placement Agent shall receive additional financing fees (the "Additional Fees") that are equal to the greater of (a) the fees set forth below and (b) any underwriting, placement or financing fees that are listed in any future offering circular, prospectus, or placement memorandum.  Prior to the termination of this Agreement, the Placement Agent will furnish the Company with a written list of the Protected Investors.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

The Placement Agent is entitled to the following fees and expenses:

(a)
In the event (and in each event) that the Company executes a definitive agreement to consummate an Offering, the Company shall pay to Placement Agent a cash fee equal to (i) 5% of the gross proceeds raised in the Offering from investors with which the Company has affiliations who would be suitable for the Offering, (ii) 10% of the gross proceeds raised in the Offering from investors who are not stockholders of the Company as of the date hereof and (iii) the Placement Agent shall use its "best efforts" to organize a "syndicate" of duly-registered broker-dealers to assist in the placement of the Offering.  Placement Agent shall manage the "book" for (i.e., keep track of) the sales efforts of the broker-dealers participating in the syndicate.  There shall be no minimum offering size required for the Placement Agent to receive its compensation as set forth in this subsection (a).  Placement Agent is entitled to its fees and its expenses, including reasonable fees and expenses of its counsel, which are capped at $50,000 unless the Company consents otherwise.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

(b)
In connection with the Annual Services, from and after the final closing of the Offering, the Company shall pay to Placement Agent, on each anniversary of the final closing of the Offering, a cash fee of $50,000 per year.

The Placement Agent's engagement may be terminated by either party at any time, with or without cause, upon written notice to the other party, provided, however, (i) the Placement Agent will be entitled to its full fees and expenses in the event that (x) at any time prior to expiration of 24 months after such termination by the Company, an Offering is consummated; (y) the Company enters into a definitive agreement during the term of the Placement Agent Agreement or during such 24 month period which results in an Offering; or (z) the Company enters into a definitive agreement with any third party that the Placement Agent introduced to it, or to which the Placement Agent provided information about the Company.

The Placement Agent Agreement contains standard indemnification provisions pursuant to which the Company indemnifies the Placement Agent for certain losses.

RECENT DEVELOPMENTS

On December 9, 2010, the Company entered into an interim employment agreement ("Interim Agreement") with Walter V. E. Parker ("Executive").  The term of the Interim Agreement is the first to occur of one year from the execution of the Interim Agreement or 90 days after final closing of this Offering when the Company will execute a formal employment agreement with the Executive to replace the Interim Agreement ("Formal Agreement").  The purpose of the Interim Agreement is to have a President in place at the Company while the Company conducts this Offering who can assist with selling shares in the Offering and conducting the business and operations of the Company.  The Board of Directors of the Company approved the Interim Agreement on December 6, 2010 by unanimous written consent.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Under the Interim Agreement, the Executive shall serve as President and will be paid a base salary of $10,000 for the first six months and $15,000 for the remainder of the term.  His salary accrues, however, until the Company raises $1,000,000 in the Offering.  Executive may be granted up to 900,000 options to purchase shares of Common Stock of the Company based upon the Company raising $4,000,000 in this Offering.  In particular, he receives the following stock options pursuant to the Company's Stock Option Plan and approval by the Company's Stock Option Committee: (a) upon $1,000,000 being raised in the Offering, 250,000 options at an exercise price of $0.40 per share; (b) upon the next $1,000,000 being raised in the Offering, an additional 250,000 options at the exercise price of $0.40; (c) upon the next $1,000,000 being raised in the Offering, an additional 200,000 options at the exercise price of $0.40; and (d) upon the next $1,000,000 being raised in the Offering, an additional 200,000 options at the exercise price of $0.40 per share. Until the Formal Agreement is entered into by the Company and the Executive, if the Executive is terminated for any reason other than cause and the Company has sold at least $1,500,000 of shares of Common Stock in the Offering, he receives the greater of accrued salary to date or $100,000 severance payment and his options granted to date vest.

Executive's role in the Offering will be working with the Placement Agent in connection with marketing the Offering, and trying to introduce prospective purchasers to the Placement Agent for purchases of shares of Common Stock.  Executive individually will not sell any shares in the Offering.  His compensation (stock options described above) should not be treated as a sales load or commission, and the awarding of his options in tranches is reflective of the success of the Offering as a whole, irrespective of his individual marketing effects.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of shares of our Common Stock in this Offering will be 4,450,000.  We will incur offering expenses of approximately $50,000, consisting of legal fees and expenses of $45,000 and $5,000 in accounting fees and expenses.  This assumes that we sell the maximum number of shares of Common Stock in the Offering (10,000,000) at a price of $0.50 per share, after deducting (i) placement agent fees of $500,000; (ii) accountants' fees and expenses of $5,000; and (iii) legal fees and expenses of $45,000.  The amount of net proceeds may be more or less than the amount described in this Offering Circular depending upon the actual number of shares of Common Stock we sell in the Offering, which we cannot determine as of the date of this Offering Circular.

We currently intend to use our net proceeds as follows if the maximum number of shares of Common Stock is sold:

Blackhawk Capital Group BDC, Inc.
January 24, 2011

USE	AMOUNT($)	PERCENTAGE(%)
Portfolio Investments	$3,250,000	73.03%
Operating Expenses(*)	$900,000	20.22%
Working Capital	$300,000	6.75%

*           Includes $720,000 in accrued legal fees and expenses owed to our law firm, and $98,000 in accrued accounting fees and expenses owed to our independent registered public accounting firm, for work performed by our legal counsel and our accountants on matters other than work on this Offering.  In addition, Executive is entitled to receive certain base salary payments if $1,000,000 is raised in the Offering.  See "Recent Developments" above.  Also, Dr. Zabala is entitled to receive certain accrued salary payments under his employment agreement.  See "Zabala Employment Agreement."

In the event that the maximum number of shares is not sold in the Offering, the Board of Directors of the Company will determine how the Offering net proceeds are used and allocated.

We anticipate that a substantial portion of the net proceeds of this Offering will be used for the above purposes within 12-18 months and all of the net proceeds of this Offering will be used within two years, depending on the availability of appropriate investment opportunities consistent with our investment objectives and market conditions.  We cannot assure you that we will achieve our investment objectives during such time frame.

In the event that the maximum number of shares is not sold in the Offering, the Board of Directors of the Company will determine how the Offering proceeds are used and allocated.

Pending such investments, Blackhawk will invest the net proceeds primarily in cash, cash equivalents, U.S. government securities and other high quality debt instruments that mature in one year or less from date of investment.

To date, Blackhawk has not paid overhead expenses (rent, employee salaries and wages, phones and telecommunications, etc.).  After the Offering is completed, Blackhawk expects to pay salaries to senior management, sub-advisers, rent, phones and telecommunications, and miscellaneous operating expenses, at market rates if sufficient net proceeds are raised in this Offering as determined by our Board of Directors.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Related or affiliated persons will not benefit by receiving any payment from Blackhawk from the proceeds of the Offering for any liability Blackhawk may have to them now or in the future, except the Company is paying Concorde, its largest stockholder and affiliate, monthly rent, telephone and telecommunication, miscellaneous expenses and secretarial assistance of $4,000 per month until Blackhawk has its own space.  Dr. Zabala is entitled to a salary of $60,000 per year pursuant to his employment agreement with Blackhawk dated as of January 30, 2009.  See “Management and Certain Security Holders of the Issuer—Zabala Employment Agreement.”  Mr. Parker is entitled to salary payments if the Company raises $1,000,000 in the Offering.  See “Recent Developments.”  To date, (i) $65,000 in salary payments have been made by Blackhawk to Dr. Zabala under his employment agreement; and (ii) no payments have been made to Mr. Parker under the Interim Agreement.

DILUTION

Substantial dilution will be experienced by purchasers of shares of Common Stock in the Offering.  The unaudited net tangible book value of the Company at September 30, 2010 was ($0.01669) per share.  The Company had total net liabilities of $541,922 as of September 30, 2010.  Net tangible book value represents the amount of total tangible assets of the Company reduced by the amount of its total liabilities, divided by the total number of outstanding shares of voting stock of the Company. The difference between the Offering price per share and the net tangible book value per share of the Company’s voting stock after completion of this Offering constitutes the dilution to holders of the shares offered hereby.  After giving effect to the sale of the maximum number of shares in the Offering, and receipt of the net proceeds therefrom, the Company’s pro forma adjusted net tangible book value would have been $3,958,078, or $0.0932 per share.  This represents an immediate increase in such net tangible book value of $4,450,000 and $0.10989 per share to existing holders of Common Stock in the maximum offering, as illustrated in the following table:

Blackhawk Capital Group BDC, Inc.
January 24, 2011

			Per Share
Offering price per share of Common Stock			$0.5000
Net tangible book value (deficit) per share at September 30, 2010	<0.01669	>
Increase attributable to new investors	$0.10989
Proforma net tangible book value after this Offering			$0.0932
Dilution per share to new investors			$0.4068

The following table summarizes, for the maximum offering of $5,000,000, as of September 30, 2010, using the Company's unaudited financial statements, the number of shares of Common Stock purchased, the percentage of total consideration paid and the average price per share (i) paid by present stockholders and (ii) paid by investors purchasing shares in the Offering.  In Blackhawk's first three Regulation E offerings, purchasers paid $.01, $1.00 and $1.00, respectively, per share for their shares of Common Stock.

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Share

Existing Stockholders	32,467,484	76.45%	$2,106,966	29.65%	$0.065

New Investors	10,000,000	23.55%	$5,000,000	70.35%	$0.500

Total	42,467,484	100.0%	$7,106,966	100.0%

Blackhawk Capital Group BDC, Inc.
January 24, 2011

RISK FACTORS

The business of Blackhawk is subject to numerous risk factors, including the following:

Blackhawk’s Financial Condition and Need to Raise Additional Funds

Blackhawk has total net liabilities of $541,922 as of September 30, 2010, and has no money to operate the Company or make any investments.  Blackhawk depends entirely on its affiliate, Concorde, to fund its daily operations, including staffing, rent, and regulatory filing fees.  Concorde is not funding Blackhawk liabilities currently.  There can be no guarantee that Concorde will be able to fund Blackhawk's daily operations in the future.  Prospective investors should thus be aware that Blackhawk must raise additional capital to continue operations independently and meet its current liabilities.

There Is Substantial Doubt About Our Ability To Continue As A Going Concern

Our independent public accounting firm has issued an opinion on our financial statements that states that the financial statements were prepared assuming we will continue as a going concern and further states that our inability to raise equity capital, or if Concorde is unable to provide sufficient capital to the Company to sustain our operations, raises substantial doubt about our ability to continue as a going concern.  If we fail to raise equity capital or obtain sufficient funds from Concorde, we would not be able to continue as a going concern and could potentially be forced to seek relief through a filing under the U.S. Bankruptcy Code.

Inability To Raise Capital; Substantial Dilution

During the period from January 1, 2009 to the date of this Amended Preliminary Offering Circular, the Company has been unable to raise any capital (either equity or debt) in its Rule 506 private placement offerings and fourth Regulation E offering.  There can be no assurance that the Company will be able to sell any shares of Common Stock in this Offering, which is the Company's fifth Regulation E offering.  An investor that purchases shares of Common Stock in this Offering for $.50 per share will experience immediate substantial dilution of $0.4068 per share.

No Fixed Investment Policy; One Investment to Date

We have no fixed policy as to the business or industry group in which we may invest or as to the amount or type of securities or assets that we may acquire.  To date, we have not made any investments in a portfolio company except the MacroMarkets investment described above.  Blackhawk has invested part of the net proceeds from its second and third Regulation E Offerings received to date in cash equivalents and in investments with maturity dates of less than one year, but no longer retains such investments because they were sold to pay operational and administrative expenses. Also, it has invested part of the proceeds from its third Regulation E offering in MacroMarkets.  Blackhawk currently has no money to invest or operate the Company.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Investors May Lose Their Entire Investment In This Offering

Investing in the Common Shares of the Company is highly risky.  The Company cannot assure an investor that it will raise adequate capital in this Offering.  Investors may lose all of their investment in the Common Shares purchased in this Offering.  Investors should review the "Use of Proceeds" section of this Amended Preliminary Offering Circular, particularly with respect to Blackhawk's use of proceeds to pay for legal fees and expenses, and accounting fees and expenses, incurred by Blackhawk prior to this Offering.

Management's Lack of BDC Experience

With the exception of Dr. Zabala, who founded Blackhawk, and Walter V.E. Parker, who was appointed President of the Company on December 9, 2010 and has BDC experience, management has no experience in BDC investing and no BDC operations experience.  There is no guarantee that the management of Blackhawk will be able to meet the regulatory requirements under the Investment Company Act applicable to BDCs on behalf of Blackhawk.

A failure on our part to maintain our status as a BDC would significantly reduce our operating flexibility.

If we do not continue to qualify as a BDC, we might be regulated as a closed-end investment company under the Investment Company Act, which would significantly decrease our operating flexibility.

Our Ability to Grow Will Depend on Our Ability to Raise Capital

Blackhawk has raised in its four Regulation E offerings only $1,711,731, net of expenses of $221,218, in equity capital and has borrowed $255,779 from Concorde, the largest stockholder of Blackhawk of which $255,779 along with $7,391 of accrued interest was converted into 13,160,791 shares of common stock by Concorde.  On May 29, 2007, Blackhawk borrowed $25,500 from Concorde.  This amount was converted into shares of Common Stock in Blackhawk's second Regulation E offering at the exchange rate of $1.00 per share (25,500 shares).  The Company attempted to raise up to $5,000,000 (1,000,000 shares of Common Stock at an offering price of $5.00 per share) pursuant to a Regulation E offering in January 2010.  On January 21, 2010, the Company announced that due to adverse market conditions it had not sold any shares of Common Stock in that Regulation E offering and it subsequently terminated the offering.  We can provide you with no assurance that we will be able to raise money in this Offering given difficult market conditions.  We will need to periodically access the equity markets to raise cash to fund new investments.  An inability to successfully access the equity markets could limit our ability to grow our business and fully execute our business strategy.  We cannot assure you that we will be able to raise adequate capital in the future.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Blackhawk Not Having Sufficient Funds For Expenses of Regulatory Compliance Under Investment Company Act

If Blackhawk does not raise sufficient net proceeds in this Offering or operations, or is unable to borrow sufficient funds from its controlling shareholder Concorde, it may not have sufficient funds for paying for the expenses of regulatory compliance under the Investment Company Act.  Concorde currently does not have any funds that it could provide to Blackhawk.

Our Common Stock May Be Considered "A Penny Stock" and, as a result, It May Be Difficult To Trade A Significant Number Of Shares of our Common Stock.

The SEC has adopted regulations that generally define "penny stock" to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions.  Since our Common Stock has been eligible for quotation on the OTCBB (OTCQB), the market price of our Common Stock has been less than $5.00 per share.  It is likely that the market price for our Common Stock will remain less than $5.00 per share for the foreseeable future and therefore may be a "penny stock" according to SEC rules.  This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities.  These rules may restrict the ability of brokers or dealers to sell our Common Stock and may affect the ability of investors hereunder to sell their shares.  In addition, because our Common Stock is traded on the OTCQB, investors may find it difficult to obtain accurate quotations of the stock and may experience a lack of buyers to purchase such stock or a lack of market makers to support the stock price.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Fluctuation in NAV of Company Common Stock

Blackhawk's unaudited NAV of its common stock as of September 30, 2010 was ($0.01669) per share.  The NAV has fluctuated over the last three (3) years and was negative at the end of 2009, 2007, 2006, and at March 31, 2010, June 30, 2010 and September 30, 2010.  There are material risks associated with the changes in Blackhawk's NAV and the fact that it has been negative during such fiscal periods.  These risks are:  (i) Blackhawk may be insolvent or bankrupt due to negative NAV; (ii) fluctuations in NAV may not be reflected in the price of the common stock in the market place and the price of the common stock may be at a premium or discount to NAV; and (iii) when Blackhawk purchases assets in a portfolio investment, NAV may reflect this as a liability and not an asset.

Offering Terms; Sales of Common Stock on Best Efforts Basis

This is the fifth Regulation E offering that Blackhawk has conducted.  This Offering is being conducted on a "best efforts" basis, and not on a maximum-minimum basis as was the case with Blackhawk's second Regulation E offering.  Given that this Offering is on a "best efforts" basis, Blackhawk will close on any subscriptions it receives from prospective investors it deems acceptable in amounts up to $5,000,000.  This means that investors who purchase shares in this Offering will not have the protection of a maximum-minimum offering structure.

Significant Deficiencies And Material Weaknesses In The Company's Internal Controls; Violation of Rule 38a-1 Under The Investment Company Act

The Company has significant deficiencies and material weaknesses in its internal control over financial reporting.  Management (consisting of one individual, Dr. Craig A. Zabala) has determined that the Company's disclosure controls and procedures are not effective to ensure that material information is recorded, processed, summarized and reported by management of the Company on a timely basis to comply with the Company's disclosure obligations under the Securities Exchange Act and the rules and regulations thereunder.  Management determined that the Company's internal control over financial reporting was not effective based on management's identification of the material weaknesses as follows:  (a) Blackhawk has a material weakness in its internal controls due to a lack of segregation of duties, and (b) Blackhawk lacks the resources to hire additional personnel to perform this function until it raises additional capital.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

The Company is taking the following steps to remedy the deficiencies: the Company seeks compliance advice from experienced, outside counsel.  Presently, the Company does not have the funds to hire a chief compliance officer, but will hire such an individual upon completion of this Offering.

The Company is taking the following steps to eliminate the material weaknesses in its internal controls:  the Company is working with experienced, outside counsel to remedy these deficiencies since it currently does not have funds to retain a chief compliance officer.

Dr. Craig A. Zabala, Chairman and Chief Executive Officer, of the Company, has served as acting Chief Compliance Officer since 2006.  Under Rule 38a-1 of the Investment Company Act, the Company is obligated to have a chief compliance officer whose appointment must be approved by the board of directors.  The Company does not presently have the funds to hire a chief compliance officer, but plans to hire a Chief Compliance Officer when it completes this Offering.

Start-up Operations; No Cash Dividend Payments to Date; Possibility of Substantial Losses

Blackhawk has never paid cash dividends nor does it have any present intent to do so.

Business development is by nature a high-risk activity that often results in substantial losses.  The companies in which Blackhawk intends to invest often lack effective management, face operating problems and have incurred substantial losses.  Potential investees include established businesses which may be experiencing severe financial or operating difficulties or may, in the opinion of their management, be managed ineffectively and yet have the potential for substantial growth or for reorganization into separate independent companies.

Blackhawk will attempt to reduce the level of its investment risks through one or more of the following factors:

•	carefully investigating potential investees;

•	financing only what it believes to be practical business opportunities, as contrasted to research projects;

•	selecting effective, entrepreneurial management for its investees;

Blackhawk Capital Group BDC, Inc.
January 24, 2011

•	providing managerial assistance and support to investees in areas, where the need is apparent;

•	obtaining, alone or with others, actual or working control of its investees;

•	supporting the investees in obtaining necessary financing, and, where feasible, arranging major contracts, joint ventures or mergers and acquisitions; and

•	where possible, maintaining sufficient capital resources to make follow-on investments where necessary, appropriate and feasible.

The proposed operations of Blackhawk are speculative

The success of the proposed business plan of Blackhawk will depend to a great extent on the operations, financial condition and management of the identified target companies.  While investments in entities having established operating histories are preferred, there can be no assurance that Blackhawk will be successful in locating candidates meeting such criteria.  The decision to invest in a company will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if Blackhawk had more funds available to it, would be desirable.  In the event Blackhawk completes one or more stock acquisitions, the success of its operations will be dependent upon management of those target companies and numerous other factors beyond the control of Blackhawk.  There is no assurance that Blackhawk can identify a target company to invest in, or that such investments will be successful.

There is no agreement for any stock acquisitions and no minimum requirements for any stock acquisitions

As of the date of this Amended Preliminary Offering Circular, Blackhawk has made one portfolio investment, the MacroMarkets investment described herein.  There can be no assurance that Blackhawk will be successful in identifying and evaluating suitable business opportunities or in concluding an investment.  Except with respect to the ETF industry and distressed companies previously discussed, no particular industry or specific business within an industry has been selected for a target company.  Blackhawk has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria, which it will require a target company to have achieved, or without which Blackhawk would not consider an investment.  Accordingly, Blackhawk may invest in a company which has no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.  There is no assurance that Blackhawk will be able to negotiate an investment on terms favorable to Blackhawk.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Reporting requirements may delay or preclude investments

Pursuant to the requirements of Section 13 and Rule 13a-11 of the Exchange Act, and Item 9.01 of Form 8-K with respect to the financial statements that must be filed in connection with an acquisition, Blackhawk is required to provide certain information about significant acquisitions including audited financial statements of the acquired company.  These audited financial statements normally must be furnished within 75 days following the effective date of a stock acquisition.  Obtaining audited financial statements are the economic responsibility of the target company.  The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable investment by Blackhawk.  Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for investment so long as the reporting requirements of the Exchange Act are applicable.  Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financial statements may not be available to Blackhawk at the time of effecting an investment in such target company.  In cases where audited financial statements are unavailable, Blackhawk will have to rely upon information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity.  This risk increases the prospect that an investment with such a target company might prove to be an unfavorable one for Blackhawk.

We May Change Our Investment Policies Without Further Shareholder Approval

Although we are limited by the Investment Company Act with respect to the percentage of our assets that must be invested in qualified investment companies, we are not limited with respect to the minimum standard that any investment company must meet, nor the industries in which those investment companies must operate.  We may make investments without shareholder approval and such investments may deviate significantly from our historic operations.  Any change in our investment policy or selection of investments could adversely affect our stock price, liquidity, and the ability of our shareholders to sell their stock.  Any investment made by Blackhawk must be consistent with the BDC provisions of the Investment Company Act.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Our Investments May Not Generate Sufficient Income to Cover Our Operations

We intend to make investments into qualified companies that will provide the greatest overall return on our investment.  However, certain of those investments may fail, in which case we will not receive any return on our investment.  In addition, our investments may not generate income, either in the immediate future, or at all.  As a result, we may have to sell additional stock, or borrow money, to cover our operating expenses.  In the past, Blackhawk has borrowed money from its largest stockholder, Concorde, to fund its operating expenses.  Concorde has agreed to provide sufficient capital to fund limited operating expenses.  However, there can be no assurance that (i) Concorde will have money to loan to Blackhawk, and (ii) Concorde will continue to lend money to Blackhawk after such date.  As of the date of this Amended Preliminary Offering Circular, Concorde does not have funds to lend to or contribute to Blackhawk.  The effect of such actions could cause our stock price to decline or, if we are not successful in raising additional capital, we could cease to continue as a going concern.

Regulatory Oversight; Compliance Requirements

As a BDC, Blackhawk is subject to the provisions of Sections 55 through 65 of the Investment Company Act, and certain additional provisions of that Act made applicable to business development companies by Section 59 of that Act.  Under these regulations, Blackhawk's investment policies are defined and subject to certain limitations.  Furthermore, under Section 58 of that Act, Blackhawk may not withdraw its election to be so regulated as a business development company without the consent of a majority of its issued and outstanding voting securities.

Blackhawk has no fixed policy as to any particular business or industry group in which it may invest or as to the amount or type of securities or assets that it may acquire.  Blackhawk may in the future invest in assets that are not qualifying assets as defined by Section 55 of the Investment Company Act; however, no such additional assets have been identified as of the date of this Memorandum, and Blackhawk does not intend to fall below the 70% requirement as set forth in Section 55 of that Act.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Market Illiquidity for Investments

At the time of sale of Blackhawk's portfolio securities, there may not be a market of sufficient stability to allow Blackhawk to sell its entire position, potentially resulting in Blackhawk not being able to sell such securities at prevailing market prices or at the prices at which Blackhawk may have valued its position in the investee's securities.

Market Price for Common Stock; Illiquidity of Common Stock

Since October 2010 shares of Common Stock have traded very infrequently on the OTC Markets on the OTCQB under the symbol BHCG.  Prior to trading on the OTC Markets OTC QB, shares traded very infrequently on the OTC Bulletin Board.  During the period from January 2007 to January 25, 2011, shares have traded between $0.04 and $0.90, with extremely limited trading volume.

The shares do not trade frequently and there can be wide gaps in the bid and ask prices for the shares of Common Stock.  Investors should be aware of these market conditions in considering whether to purchase shares in this Offering.

Valuation-Policy Guidelines

Blackhawk's Board of Directors is responsible for the valuation of Blackhawk's assets in accordance with its approved guidelines.  Blackhawk's board of directors is responsible for recommending overall valuation guidelines and the valuation of the specific investments.

There is a range of values that are reasonable for an investment at any particular time.  Fair value is generally defined as the price at which the investment in question could change hands, the "exit price," assuming that both parties to the transaction are under no unusual pressure to buy or sell and have both reasonable knowledge of all the relevant facts.

Effective January 1, 2008, Blackhawk adopted SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), for investments measured at fair value on a recurring basis.  SFAS 157 accomplishes the following key objectives:

•	Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Blackhawk Capital Group BDC, Inc.
January 24, 2011

•	Establishes a three-level hierarchy ("Valuation Hierarchy") for fair value measurements;

•	Requires consideration of Blackhawk's creditworthiness when valuing liabilities; and

•	Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.  A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  The three levels of the Valuation Hierarchy and the distribution of Blackhawk's financial assets within it are as follows:

•	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

To increase objectivity in valuing its assets and complementing SFAS 157, Blackhawk also intends to use external measures of value such as public markets or significant third-party transactions whenever possible.  Neither a long-term workout value nor an immediate liquidation value will be used, and no increment of value will be included for changes that may take place in the future.  Certain members of Blackhawk's Board of Directors may hold positions in some of Blackhawk's investee companies.

Valuations assume that, in the ordinary course of its business, Blackhawk will eventually sell its position in the private or public market or may distribute its larger positions to its stockholders.  Accordingly, no premiums will be placed on investments to reflect the ability of Blackhawk to sell block positions or control of companies, either by itself or in conjunction with other investors.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

In fact, in certain circumstances, Blackhawk may have to sell the securities it owns of its investees in the open market at discounts to market prices at the time of sale, due to the large position it may hold relative to the average daily trading volume.

In addition to SFAS 157, Blackhawk intends to use four basic methods of valuation for its investments to assist its Board of Directors in the valuation process.  As an investee evolves, its progress may sometime require changes in Blackhawk's method of valuing the investee's securities.  Blackhawk's investment will be separated into its component parts (such as debt, preferred stock, common stock or warrants), and each component will be valued separately to arrive at a total value.  Blackhawk believes that a mixture of valuation methods is often essential to represent a fair value of Blackhawk's investment position in any particular investee.  For example, one method may be appropriate for the equity securities of a company while another method may be appropriate for the senior securities of the same company.  In various instances of valuation, the board of directors of Blackhawk may modify the valuation methods mentioned below based on the board of directors best judgment in any particular situation.

The cost method values an investment based on its original cost to Blackhawk, adjusted for the amortization of original issue discount, accrued interest and certain capitalized expenditures of Blackhawk.  While the cost method is the simplest method of valuation, it is often the most unreliable because it is applied in the early stages of an investee's development and is often not directly tied to objective measurements.  All investments are carried at cost until significant positive or adverse events subsequent to the date of the original investment warrant a change to another method.  Some examples of such events are: (1) a major recapitalization; (2) a major refinancing; (3) a significant third-party transaction; (4) the development of a meaningful public market for the investee's common stock; and (5) material positive or adverse changes in the investee's business.

The appraisal method is used to value an investment position based upon a careful analysis of the best available outside information when there is no established public or private market in the investee company's securities and it is no longer appropriate to use the cost method.  Comparisons are made using factors (such as earnings, sales or net worth) that influence the market value of similar public companies or that are used in the pricing of private transactions of comparable companies.  Major discounts, usually in percentages up to 50%, are taken when private companies are appraised by comparing private company to similar public companies.  Liquidation value may be used when an investee company is performing substantially below plan and its continuation as an operating entity is in doubt.  Under the appraisal method, the differences among companies in terms of the source and type of revenues, quality of earnings, and capital structure are carefully considered.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

An appraisal method value can be defined as the price at which the investment in question could change hands, assuming that both parties to the transaction are under no unusual pressure to buy or to sell, and both have reasonable knowledge of all the relevant facts.  In the case of start-up companies where the entire assets may consist of only one or more of the following: (1) a marketing plan, (2) management or (3) a pilot operation, an evaluation may be established by capitalizing the amount of the investment that could reasonably be obtained for a predetermined percentage of the ownership in the particular company.  Valuations under the appraisal method are considered to be more subjective than the cost, public market or private market methods.

The private market method uses third-party transactions (actual or proposed) in the investee's securities as the basis for valuation.  This method is considered to be an objective measure of value since it depends upon the judgment of a sophisticated, independent investor. Actual firm offers are used as well as historical transactions, provided that any offer used was seriously considered and well documented.

The public market method is the preferred method of valuation when there is an established public market for the investee's securities, since that market provides the most objective basis for valuation.  In determining whether the public market is sufficiently established for valuation purposes, we intend to examine the trading volumes, the number of stockholders and the number of market makers.  Under the public market method, as well as under the other valuation methods, we may discount investment positions that are subject to significant legal, contractual or practical restrictions.

Regulation - BDCs

The following is a summary description of the Investment Company Act, as applied to BDCs.  This description is qualified in its entirety by reference to the full text of the Investment Company Act applicable to BDCs and the rules promulgated thereunder by the Commission.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

The Small Business Investment Incentive Act of 1980 became law on October 21, 1980. This law modified the provisions of the Investment Company Act, which are applicable to a company, such as Blackhawk, which is a "business development company."  Blackhawk elected to be treated as a business development company on September 20, 2004.  Blackhawk may not withdraw its election without first obtaining the approval of a majority of its outstanding voting securities.

A BDC must be operated for the purpose of investing in the securities of certain present and former "eligible portfolio companies" and certain bankrupt or insolvent companies and must make available significant managerial assistance to its investee companies.  An eligible portfolio company generally is a United States company that is not an investment company (except for wholly-owned small business investment companies licensed by the U.S. Small Business Administration) and (1) does not have a class of securities included in the Federal Reserve Board's over-the-counter margin list, (2) is actively controlled by the business development company and has an affiliate of the business development company on its board of directors, or (3) meets such other criteria as may be established by the Commission. Control, under the Investment Company Act, as amended, is presumed to exist where the business development company, and its affiliates or related parties, own 25% or more of the issued and outstanding voting securities of the investee.  The Commission in 2007 adopted revised rules expanding certain definitions of eligible portfolio companies.

The Investment Company Act prohibits or restricts Blackhawk from investing in certain types of companies, such as brokerage firms, insurance companies, investment banking firms and investment companies.  Moreover, the Investment Company Act limits the type of assets that Blackhawk may acquire to "qualifying assets" and certain other assets necessary for its operations (such as office furniture, equipment and facilities) if, at the time of the acquisition, less than 70% of the value of Blackhawk's assets consists of qualifying assets.  The effect of this regulation is to require that at least 70% of a business development company's assets be maintained in qualifying assets.  Qualifying assets include: (1) securities of companies that were eligible portfolio companies at the time Blackhawk acquired their securities; (2) securities of bankrupt or insolvent companies that are not otherwise eligible portfolio companies; (3) securities acquired as follow-on investments in companies that were eligible at the time of Blackhawk's initial acquisition of their securities but are no longer eligible, provided that Blackhawk has maintained a substantial portion of its initial investment in those companies; (4) securities received in exchange for or distributed on or with respect to any of the foregoing; and (5) cash items, government securities and high-quality, short-term debt.  The Investment Company Act also places restrictions on the nature of the transactions in which, and the persons from whom, securities can be purchased in order for the securities to be considered to be qualifying assets.  As of the date of this Amended Preliminary Offering Circular, Blackhawk has made the MacroMarkets investment, its only portfolio investment.  The net proceeds raised in its second and third Regulation E offerings were invested in the securities referenced in subsection (5) above and $250,000 was used to make the MacroMarkets investment.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

The Investment Company Act, under specified conditions, permits Blackhawk to issue multiple classes of senior debt and preferred stock, if its asset coverage, as defined in the Investment Company Act, is at least 200% after the issuance of the debt or the preferred stock.  Blackhawk currently has no policy regarding the issuance of multiple classes of senior debt.

Blackhawk may issue, in limited amounts, warrants, options and rights to purchase its securities to its directors, officers and employees (and provide loans to such persons for the exercise thereof) in connection with an executive compensation plan, if certain conditions are met.  These conditions include the authorization of such issuance by a majority of Blackhawk's voting securities (as defined below) and the approval by a majority of the independent members of the board of directors and by a majority of the directors who have no financial interest in the transaction.  The issuance of options, warrants or rights to directors who are not also officers requires the prior approval of the Commission.

As defined in the Investment Company Act, the term "majority of a registrant's issued and outstanding voting securities" means the vote of (a) 67% or more of a registrant's issued and outstanding common stock present at a meeting, if the holders of more than 50% of the issued and outstanding common stock are present or represented by proxy, or (b) more than 50% of a registrant's outstanding common stock, whichever is less.

Blackhawk may sell its securities at a price that is below the prevailing net asset value per share only upon the approval of the policy by the holders of a majority of its issued and outstanding voting securities, including a majority of the voting securities held by non-affiliated persons, at its last annual meeting or within one year prior to the transaction.  In addition, Blackhawk may repurchase its common stock, subject to the restrictions of the Investment Company Act.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

In accordance with the Investment Company Act, a majority of the members of Blackhawk's board of directors must not be "interested persons" of Blackhawk, as that term is defined in the Investment Company Act.  Generally, "interested persons" of Blackhawk include all affiliated persons of Blackhawk and members of their immediate families, any "interested person" of an underwriter or of an "investment advisor" to Blackhawk, any person who has acted as legal counsel to Blackhawk within the last two fiscal years, or any broker or dealer, or affiliate of a broker or dealer.

Most of the transactions involving Blackhawk and its affiliates (as well as affiliates of those affiliates) which were prohibited without the prior approval of the Commission under the Investment Company Act, prior to its amendment by the Small Business Investment Incentive Act now require the prior approval of a majority of Blackhawk's independent directors and a majority of the directors having no financial interest in the transactions.  The effect of this amendment is that Blackhawk may engage in certain affiliated transactions that would be prohibited, absent prior Commission approval in the case of investment companies, which are not business development companies.  However, certain transactions involving certain closely affiliated persons of Blackhawk, including its directors, officers and employees, still require the prior approval of the Commission.  In general, "affiliated persons" of a person include: (a) any person who owns, controls or holds with power to vote, more than five percent of Blackhawk's issued and outstanding common stock, (b) any director, executive officer or general partner of that person, (c) any person who directly or indirectly controls, is controlled by, or is under common control with that person, and (d) any person five percent or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person.  Such persons generally must obtain the prior approval of a majority of Blackhawk's independent directors and, in some situations, the prior approval of the Commission, before engaging in certain transactions involving Blackhawk or any company controlled by Blackhawk.  In accordance with the Investment Company Act, a majority of the members of Blackhawk's board of directors are not interested persons as defined in the Investment Company Act.  The Investment Company Act generally does not restrict transactions between Blackhawk and its investee companies.

Finally, notwithstanding restrictions imposed under federal securities laws, it is anticipated that Blackhawk will acquire securities of investee companies pursuant to stock purchase agreements or other agreements that may further limit Blackhawk's ability to distribute, sell or transfer such securities.  And as a practical matter, even if such transfers are legally or contractually permissible, there may be no market, or a very limited market, for such securities. Economic conditions may also make the price and terms of a sale or transfer transactions unattractive.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Other Securities Law Considerations

In addition to the above-described provisions of the Investment Company Act, there are a number of other provisions of the federal securities laws that affect Blackhawk's operations.  For example, restrictions imposed by the federal securities laws, in addition to possible contractual provisions, may adversely affect the ability of Blackhawk to sell or otherwise to distribute or dispose of its portfolio securities.

Most if not all securities that Blackhawk acquires as venture capital investments will be "restricted securities" within the meaning of the Securities Act and will not be permitted to be resold without compliance with the Securities Act.  Thus, Blackhawk will not be permitted to resell portfolio securities unless a registration statement has been declared effective by the Commission with respect to such securities or Blackhawk is able to rely on an available exemption from such registration requirements.  In most cases Blackhawk will endeavor to obtain from its investee companies "registration rights," pursuant to which Blackhawk will be able to demand that an investee company register the securities owned by Blackhawk at the expense of the investee company.  Even if the investee company bears this expense, however, the registration of any securities owned by Blackhawk is likely to be a time-consuming process, and Blackhawk always bears the risk, because of these delays, that it will be unable to resell such securities, or that it will not be able to obtain an attractive price for such securities.

At times Blackhawk will not register portfolio securities for sale but will seek to sell and sometimes seek an exemption from registration for portfolio securities.  The most likely exemption available to Blackhawk is Section 4(1) of the Securities Act, which, in effect, exempts sales of securities in transactions by any person other than an issuer, underwriter or dealer.  This exemption will likely be available to permit a private sale of portfolio securities and in some cases a public sale, if the provisions of Rule 144 under the Securities Act, are complied with.  The Commission has adopted changes to Rule 144, including shortening the one-year holding period to six-months for sales of securities by non-affiliates.

Blackhawk may elect to distribute in-kind securities of investee companies to its stockholders.  Prior to any such distribution, Blackhawk expects that it will need to file, or cause the issuers of such distributed securities, to file, a registration statement or, in the alternative, an information statement, which when declared effective by the Commission, will permit the distribution of such securities and also permit distributee stockholders of Blackhawk to sell such distributed securities.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Future Distributions

Blackhawk does not currently intend to pay cash dividends. Blackhawk's current dividend policy is to make in-kind distributions of its larger investment positions to its stockholders when Blackhawk's board of directors deems such distributions appropriate.  Because Blackhawk does not intend to make cash distributions, stockholders would need to sell securities distributed in-kind, when and if distributed, in order to realize a return on their investment.

An in-kind distribution will be made only when, in the judgment of Blackhawk’s board of directors, it is in the best interest of Blackhawk's stockholders to do so.  The board of directors will review, among other things, the investment quality and marketability of the securities considered for distribution; the impact of a distribution of the investee's securities on the investee's customers, joint venture associates, other investors, financial institutions and management; tax consequences and the market effects of an initial or broader distribution of such securities.  Securities of Blackhawk's larger investment positions in more mature investee companies with established public markets are most likely to be considered for distribution.  It is possible that Blackhawk may make an in-kind distribution of securities that are substantially liquid irrespective of the distributee's stockholder rights to sell such securities.  Any such in-kind distribution would require stockholder approval only if the distribution represents substantially all of Blackhawk's assets.  It is possible that Blackhawk may make an in-kind distribution of securities that have appreciated or depreciated from the time of purchase depending upon the particular distribution.  Blackhawk has not established a policy as to the frequency or size of distributions and indeed there can be no assurance that any distributions will be made.

Managerial Assistance

Blackhawk believes that providing significant managerial assistance to its investees is critical to its business development activities.  "Making available significant managerial assistance" as defined in the Investment Company Act, with respect to a business development company such as Blackhawk, means (a) any arrangement whereby a business development company, through its directors, officers, employees or general partners, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations, or business objectives and policies of a portfolio company; or (b) the exercise by a business development company of a controlling influence over the management or policies of a portfolio company by the business development company acting individually or as a part of a group acting together which controls such portfolio company.  Blackhawk is required by the Investment Company Act to make significant managerial assistance available at least with respect to investee companies that Blackhawk will treat as qualifying assets for purposes of the 70% test.  The nature, timing and amount of managerial assistance provided by Blackhawk varies depending upon the particular requirements of each investee company.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Blackhawk may be involved with its investees in recruiting management, product planning, marketing and advertising and the development of financial plans, operating strategies and corporate goals.  In this connection, Blackhawk may assist clients in developing and utilizing accounting procedures to record efficiently and accurately, transactions in books of account that will facilitate asset and cost control and the ready determination of results of operations.  Blackhawk may also seek capital for its investees from other potential investors and occasionally subordinate its own investment to those of other investors.  Where possible, Blackhawk may introduce its investees to potential suppliers, customers and joint venture partners and assist its investees in establishing relationships with commercial and investment bankers and other professionals, including management consultants, recruiters, legal counsel and independent accountants.  Blackhawk also intends to assist in obtaining joint ventures, acquisitions and mergers.

In connection with its managerial assistance, Blackhawk may be represented by one or more of its officers or directors who are members of the board of directors of an investee.  As an investment matures and the investee develops management depth and experience, Blackhawk's role will become progressively less active.  However, when Blackhawk owns or could acquire a substantial proportion of a more mature investee company's equity, Blackhawk may remain active in, and may frequently be involved in, the planning of major transactions by the investee.  Blackhawk's goal is to assist each investee company in establishing its own independent and effective board of directors and management.

Competition

Blackhawk is subject to substantial competition from business development companies, venture capital firms, new product development companies, marketing companies and diversified manufacturers and other companies, most of whom are larger than Blackhawk and have significantly larger net worth, financial and personnel resources than does Blackhawk.  In addition, Blackhawk competes with companies and individuals engaged in the business of providing management consulting services.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Concorde's Ownership of Blackhawk Common Stock; Affiliates, Conflicts of Interest

As of the date of this Amended Preliminary Offering Circular, Concorde owns 10,017,591 shares of Blackhawk Common Stock, representing 30.85% of the outstanding shares of Common Stock.  Dr. Zabala, Chairman, President and Chief Executive Officer of Concorde, is also Chairman and Chief Executive Officer of Blackhawk, and controls Concorde through his 62.42% stock ownership of Concorde.  He also owns or controls 2,432,500 shares of Blackhawk Common Stock, representing 7.49% of the outstanding shares of Blackhawk Common Stock.  Concorde and Dr. Zabala may be deemed to control Blackhawk.  Conflicts of interest may arise between Concorde and Blackhawk for business and investment opportunities and other matters.  Any conflicts of interest will be resolved by a board committee of Blackhawk directors consisting of only independent Blackhawk directors.

PRIOR REGULATION E OFFERINGS

Blackhawk has conducted four prior Regulation E offerings.  The first Regulation E offering terminated on May 18, 2005 and raised net cash proceeds of $17,929.  Net proceeds were used to pay for professional services (legal and accounting), consulting, filing fees, insurance, interest expense to affiliate, and other miscellaneous expenses.  The second Regulation E offering terminated on November 15, 2007 and raised net cash proceeds of $525,001.  Proceeds were used to pay for professional services (legal, accounting, and consulting), advisory fees, filing fees, insurance, interest expense to affiliate, and other miscellaneous expenses, and for short-term investments pending portfolio investment.  The third Regulation E offering terminated on November 28, 2008 (the last offer or sale in that offering was made on June 29, 2008) and raised net cash proceeds of $1,168,801.  Net proceeds were used to pay for professional services (legal and accounting), investment advisory fees, filing fees, insurance, and other miscellaneous expenses, and for short-term investments pending portfolio investment.  The fourth Regulation E Offering was unsuccessful and the Company did not raise any money in that offering; it was terminated on January 21, 2010.

Item 1.  General Description of the Issuer.

On September 14, 2004, Blackhawk filed a Form N-54A Notification with the Securities and Exchange Commission, electing to become a business development company pursuant to Section 54 of the Investment Company Act.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Blackhawk was incorporated on April 22, 2004 under the laws of the State of Delaware to engage in any lawful corporate undertaking. Blackhawk's operations to date have been limited to issuing shares to its original shareholders, organizational and administrative activities, and conducting five offerings (including this Offering) under Regulation E, and investing in MacroMarkets LLC (see below).

The Company completed its third Regulation E offering in November 2007.  The net amount raised in the three offerings was $1,711,731. At this time, the financial crisis in the U.S. economy and among U.S. financial services and other companies was upon us.  Thereafter, during the period from late 2007-2010, Blackhawk engaged a number of FINRA-member broker dealers to raise capital, but were all unsuccessful, as the upheaval in the U.S. capital markets and related regulatory policies precluded all but the very largest U.S. companies to access the public markets.  Other BDCs sustained severe losses on their portfolio investments during this period.  It was not until 2010 that financial markets and general economic conditions began to improve somewhat.  While we were only able to make one investment (MacroMarkets) during this period of turmoil, the Company did not suffer the losses, and resulting legacy issues, from additional investments during this period.

In addition, the Company incurred a great deal of expenses as a result of an SEC audit, two very long and comprehensive SEC reviews (financial and non-financial) of the Company’s Form 1-Es and 1-E/As and 1934 Act filings, four Regulation E offerings and several unsuccessful Regulation D offerings and the legal, accounting and placement agent expenses in connection with such offerings, and the drafting, preparation and filing of the Company’s required 1934 Act filings.

The Company is committed to its obligations to operate as a BDC under the Investment Company Act.

Blackhawk will attempt to locate eligible portfolio companies and other assets to invest in, lend funds to, acquire an interest in and/or possibly manage. Blackhawk intends to offer managerial assistance to eligible portfolio companies in which it invests.  Blackhawk intends to acquire a portfolio or portfolios of investments, for shares of its Common Stock, from one or several holders of assets.  There can be no assurance that Blackhawk will be able to close any of such transactions or on favorable terms if closed.  Blackhawk may attempt to negotiate a commitment for a credit facility to provide additional capital for the purchase of portfolio assets, but there can be no assurance that it will be able to secure such a credit facility.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Blackhawk plans to invest in the lower quadrant of the US middle-market in a diverse range of industries.  These investments will include various types of debt and equity securities issued by lower middle-market companies with market capitalizations and revenues under $300 million, which Blackhawk believes is a critically underserved segment of the US capital markets.  Blackhawk believes its investment strategy with lower middle-market companies is opportunistic because these companies have been historically under-serviced, by both the commercial banking industry and U.S. based investment firms.  This situation has been exacerbated during the current credit crisis which has led to a contraction and consolidation of financing sources; there are fewer commercial banks, specialty finance companies, private equity funds and hedge funds focused on financing lower middle-market companies.  Record levels of uninvested private equity capital (estimated at over $500 billion) and refinancing needs (including $300 billion of high-yield bonds maturing in next two years), which will fuel demand for leveraged lending, will only exacerbate the tendency of larger financial services firms to underserve the lower middle-market.  These market conditions, which are expected to continue for a prolonged period of time, may allow Blackhawk to negotiate favorable terms with lower middle-market companies, including higher yields, lower/safer leverage levels, more significant covenant protection and greater equity participation than typical of other market transactions.  Blackhawk will generally seek to avoid competing directly with other capital providers in order to avoid the less favorable terms typically associated with such competitive investment opportunities.  The Company’s investment objective is to generate both current income and capital appreciation through debt and equity investments.  There can be no assurance that these objectives will be met or that Blackhawk will be able to make any of these investments or have the funds to make any of the investments.

Blackhawk would seek to invest in compelling opportunities in the credit markets for the lower quadrant of the US middle market.  Middle market finance sector has lost a significant number of competitors.  Bank consolidation has reduced competition; high yield market focus is on larger companies and transactions; senior lending restraint has re-established need for mezzanine funding, particularly for small to mid-size companies. Competition from finance companies, hedge funds and CLOs has diminished due to scarce capital and risk concerns.

Middle market debt securities are more attractive than broadly syndicated debt securities.  These generally have more conservative capital structures, tighter financial covenants, better security packages and higher yields.  Established financial relationships are a high barrier to entry in the middle market financing business.  There is a preference for accessing capital from, and maintaining close and longstanding relationships with, a small group of established capital providers.  There is a preference by private middle market companies to execute transactions with private capital providers, rather than public high-yield bond transactions, which generally necessitate SEC compliance and reporting obligations.  The middle market debt sector is a highly fragmented portion of the overall leveraged finance market, in which many of the largest capital providers choose not to participate as a result of a preference for larger, more liquid transactions.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

All of the above investment categories are subject to the investment restrictions in the BDC provisions of the Investment Company Act applicable to Blackhawk, including without limitation that Blackhawk not invest in an "investment company" registered under the Investment Company Act.

As a business development company or BDC, Blackhawk is able to raise money to acquire interests in small private business, as well as larger private companies, and distressed public companies as defined under the business development company provisions of the Investment Company Act.  We intend to seek equity positions and on going relationships with companies offering sustainable and profitable growth.  We do not intend to limit our acquisitions to a single line of business or industry.

The Company's investment objective is not a fundamental policy and may be changed without shareholder approval.  The Company may invest to control or manage any portfolio companies.

Consistent with Section 58 of the Investment Company Act, we may not, unless authorized by the vote of a majority of our outstanding common stock, change the nature of our business so as to cease to be, or to withdraw our election as, a business development company.  In addition, as a BDC, we will not make any significant material changes in our investment guidelines and policies without obtaining the approval of our Board of Directors.

Blackhawk may invest in a variety of securities, including bonds, convertible debentures, preferred stock and common stock.  We have not set a policy as to what proportion of our assets may be invested in any type of security, nor have we set a policy regarding a potential concentration in any particular industry or group of industries.

Blackhawk will seek to render significant managerial assistance to and/or control of eligible companies.  While we do not currently intend to invest as part of a group, we have not set any policy to that effect, and may determine to so invest in the future without seeking shareholder approval.  We have not yet set a policy with respect to any assets that are not required to be invested in eligible portfolio companies or other companies qualifying under Section 55 of the Investment Company Act.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Consistent with its objective of long-term capital appreciation, Blackhawk will consult with its investees with respect to obtaining capital and offers managerial assistance to selected businesses that, in the opinion of our management, have a significant potential for growth.

In addition to acquiring investment positions in new and developing companies, Blackhawk may also occasionally invest in more mature privately and publicly-held companies, some of which may be experiencing financial difficulties, but which, Blackhawk believes, have potential for further development or revitalization, and which, in the long-term, could experience growth and achieve profitability.

Blackhawk has engaged Barak Asset Management, LLC, a New York limited liability company ("Barak"), and an investment adviser registered under the Investment Advisers Act of 1940, as amended, to serve as an investment adviser to Blackhawk and manage its portfolio of investments at such time as when Blackhawk has portfolio investments.  Barak was formed by Sharon Highland in 2006. From 2002 to 2006, Ms. Highland was Director of Product Development and Management in the Private Client Group for managed accounts, open and closed-end funds at BlackRock.  From 1997 to 2002, she was Senior Vice President and Head of Wrap Fee Investments at PIMCO Allianz.  Barak’s engagement is pursuant to an investment advisory management agreement dated October 31, 2006, with a one-year term (extendable for one year periods) subject to Blackhawk's right to terminate upon sixty (60) days notice, and has fees ranging from 0.50% to 1.80% of assets managed.  Fees depend on the type and amount of assets purchased.  For example, if the Company purchases equities in the amount of $1,000,000, it would pay Barak a fee of 0.5625% of the amount of equity security purchased.  If the Company purchased a bond in the amount of $500,000, it would pay Barak a fee of 0.50% of the amount of bond purchased.  The range of fees for all securities managed by Barak is ..20% to .875%, provided that aggregate fees for assets under management equal to $150 million will be no more than .50% annually.  The agreement was renewed to October 31, 2011 by the board of directors in accordance with the Investment Company Act.  Barak manages assets of Blackhawk on a non-exclusive basis consistent with Blackhawk's business development company ("BDC") investment guidelines and policies and consistent with the BDC provisions under the Investment Company Act.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Since being retained as investment advisor to the Company commencing October 2006, Barak has provided investment and portfolio management services, including selecting, monitoring and selling the Company's short-term investments.

The custodian of the Company's securities is Barak Asset Management LLC

Reliance on Strong Management Teams of Investee Companies

Blackhawk believes that it will be most likely to succeed in its investment strategies if its investee companies have strong management teams.  Generally, Blackhawk intends to focus as much or more on finding and supporting business executives who have the ability, entrepreneurial motivation and experience required to build independent companies with a significant potential for growth, as it will on identifying, selecting and financing investment opportunities based on promising ideas, products or marketing strategies.  Consistent with this belief, Blackhawk believes it will be able to provide investee companies with managerial assistance.  For example, we intend to encourage our investee companies to afford their management teams opportunities for meaningful equity participation and assist them in planning means to accomplish this result.

MacroMarkets Investment

On January 12, 2009, Blackhawk made its first portfolio investment when it entered into a voting capital interests purchase agreement ("Purchase Agreement") with MacroMarkets LLC, a Delaware limited liability company ("MacroMarkets").  Pursuant to the Purchase Agreement, Blackhawk purchased a five percent (5%) membership interest in MacroMarkets for $250,000 and Dr. Zabala, Chairman and Chief Executive Officer of Blackhawk, was appointed a non-voting board member of MacroMarkets.  The Purchase Agreement contains standard representations, warranties and indemnification provisions.  The transaction closed on January 12, 2009. Blackhawk used funds from working capital to make the equity investment.

MacroMarkets, LLC owns MacroFinancial LLC, which is a FINRA registered broker-dealer and has served in the role of distributor of all MacroMarkets registered products to date.  MacroMarkets terminated its most recent public products in December 2009 under a preauthorized termination event which also terminated MacroFinancial's distribution of these products.  The firm maintains its broker-dealer status with FINRA and is current on all required filings and activities.  MacroFinancial will resume its distribution role of MacroMarkets products once new product offerings are filed and approved.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

To date six (6) MacroShare products (3 pairs) have been publicly listed.  Currently, there are no MacroShare products listed.  Of the six (6) listed products, the first pair reached an asset level of $1,600,000,000 and average daily trading volume of 3,000,000 before it reached a termination trigger.  The second and third pair reached asset levels of $50,000,000 and $30,000,000, respectively, and were terminated due to insufficient investor interest.  Currently, MacroMarkets is working on several new MacroShare product offerings which it expects to file for registration in the next few months.

MacroMarkets holds patents for MacroShares®, an exchange-traded product family whose unique structure can be applied to asset classes that can be reliably indexed.

Here is the information on the MacroMarkets investment interest in tabular form:

Title and Number of Securities	Membership Interests (5%)

Name and Address of Company	MacroMarkets LLC 14 Madison Street Madison, NJ 07940

Nature of Business	Financial technology specializing in exchange traded funds and securities

Original Investment	$250,000

Value of Investment (9/30/2010)	$250,000

Relationship With Concorde and Other Matters

Blackhawk has the following affiliated relationships with Concorde:

•	Concorde owns 10,017,591 shares of Common Stock of Blackhawk, representing 30.85% of the outstanding shares of Common Stock of Blackhawk;

•
To the extent that current resources are not sufficient for the Company to pay its obligations as they become due, Concorde has agreed to provide sufficient capital to the Company to subsidize operational expenses to operate if it has the capital to assist the Company; Concorde presently does not have any funds to assist the Company;

Blackhawk Capital Group BDC, Inc.
January 24, 2011

•
Blackhawk shares office space and other administrative functions with Concorde; the Board of Directors of Blackhawk voted to start paying Concorde monthly rent of $4,000 beginning January 1, 2009; rent incurred in each of the three and nine months ended September 30, 2010 and 2009 amounted to $12,000 and $36,000 respectively; at September 30, 2010, $14,000 was due to Concorde;

•	As of September 30, 2010, Concorde paid $8,484 of expenses on behalf of Blackhawk; and

•
Dr. Zabala, Chairman and Chief Executive Officer of Blackhawk, also holds such positions with Concorde (along with the title of President) and owns 62.42% of Concorde's outstanding shares of Common Stock.

From inception (April 22, 2004) through September 30, 2010, Blackhawk funded its cash operating requirements through the sale of its common stock and loans from Concorde.

In 2004, Blackhawk received $65 from the founders and $16,647, net of costs of $4,272, from the sale of stock under its first Regulation E offering.

In 2005, Blackhawk received $1,282, net of costs of $87,635, from the sale of stock under its first Regulation E offering.

During 2004, 2005 and 2006, Blackhawk borrowed $91,908, $13,281 and $133,005, respectively, from Concorde to fund the formation of Blackhawk, offering costs for the offering plan and operating expenses.  Of the amount borrowed in 2006, $100,000 was evidenced by a demand convertible note bearing interest at 8.25% per annum convertible after November 1, 2006 into common stock of Blackhawk at a price of $1.00 per share or the price per share of Blackhawk's second Regulation E offering.  The balance of borrowings were non-interest bearing and are due on demand.  The borrowings were approved unanimously by the Board of Directors of Blackhawk as fair and in the best interests of Blackhawk.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Pursuant to the Company's second Regulation E offering, as of June 4, 2007, the Company sold and exchanged an aggregate of 502,891 shares of Common Stock at a purchase price of $1.00 per share, to four (4) accredited investors for an aggregate amount of $502,891.  The sale consisted of the following: (i) 370,000 shares sold to three (3) accredited investors for the purchase price of $1.00 per share, or an aggregate of $370,000; and (ii) the issuance of 132,891 to Concorde, an affiliate and the largest stockholder of the Company, in exchange for (x) $107,391 in a convertible note (consisting of $100,000 in principal and $7,391 in accrued and unpaid interest) owed by the Company to Concorde and issued on August 1, 2006 and (y) $25,500 in a convertible note owed by the Company to Concorde and issued on May 29, 2007.  The conversion price for both of these notes was $1.00 per share of Common Stock.  In June and July 2007, the Company sold an additional 150,000 and 5,000, respectively, shares of its Common Stock for an aggregate of $155,000 in cash in the second Regulation E offering.  The net cash proceeds from the second Regulation E offering were $525,001.

Pursuant to the Company's third Regulation E offering, which commenced on November 30, 2007, Blackhawk sold an aggregate of 1,298,112 shares of Common Stock, at a purchase price of $1.00 per share to nine (9) purchasers for an aggregate amount of $1,298,112 during the year ended December 31, 2008.  Selling commissions were $129,311.

The net cash proceeds from the three (3) Regulation E offerings were $1,711,731.

The fourth Regulation E Offering did not raise any funds.  It was terminated on January 21, 2010.

On June 21, 2006, Blackhawk entered into an Exchange Agreement ("Exchange Agreement") with Concorde pursuant to which a Note issued by Blackhawk on May 3, 2006 to Concorde in the principal amount of $68,847 was exchanged for 6,884,700 shares ("Shares") of Common Stock of Blackhawk.  The Shares were "restricted securities" as defined in Rule 144 of the Securities Act.  The stock was issued in the exchange at $.01 per share.  This exchange took place pursuant to Section 3(a)(9) of the Securities Act as an exchange by an issuer with an existing security holder where no commission or other remuneration was paid or given to Concorde or any other party for soliciting such exchange.  This transaction was approved by all of the directors of Blackhawk pursuant to action by unanimous written consent as fair and in the best interests of Blackhawk and its stockholders.

Concorde converted a portion of amount due from Blackhawk totaling $61,432 into 6,143,200 shares of Common Stock at the offering price of $.01 per share in 2005.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

On April 23, 2004, Blackhawk issued 8,500,000 shares of Series A preferred stock and 11,000,000 shares of common stock to its founders at $.00001 per share for a total of $195.  Between September 27, 2004 and December 31, 2005, Blackhawk sold 17,126,781 shares of its Common Stock at $.01 per share for a total of $171,268, which includes 6,143,200 shares issued to Concorde paid for by reducing a portion of amounts owing to Concorde of $61,432.  These shares were sold pursuant to Blackhawk's first Regulation E offering under the Securities Act.  On November 9, 2005, the board of directors rescinded the issuance of shares of preferred stock to Concorde.  Blackhawk refunded to Concorde the $85 that Concorde paid for the shares.  Concorde waived any rights it may have had against Blackhawk in connection with the issuance and stated that it would not assert any claim against Blackhawk.  On November 12, 2005, certain investors returned 4,500,000 shares of common stock and were refunded $45 on March 22, 2006.  Each investor waived any rights he or she may have had against Blackhawk in connection with the issuance and stated that he or she would not assert any claim against Blackhawk.  On November 29, 2005, Blackhawk amended its Certificate of Incorporation in the State of Delaware to eliminate the right to issue preferred shares.  As of November 29, 2005, all outstanding shares are Common Stock.

Blackhawk had a net decrease in assets resulting from operations for the three and nine-month periods ended September 30, 2010 of $88,679 and $407,426, respectively, and total net liabilities of $541,922 as of September 30, 2010 and to date has made one investment in an eligible portfolio company, MacroMarkets.  Blackhawk intends to raise capital through this Offering and thereby access the equity markets to raise cash to fund investments.  There can be no assurance that Blackhawk will be able to raise any money in this Offering.  Blackhawk also intends to raise additional capital in the future in equity offerings (other than this Offering), although there can be no assurance that it can raise such additional capital.  Since inception, Blackhawk's operations have been principally funded by Regulation E offerings and by loans from Concorde.  Blackhawk is presently dependent on Concorde to provide capital and liquidity needs.  Concorde has agreed to provide sufficient capital to Blackhawk to operate to the extent Concorde has such funds.  Concorde currently has no funds to provide to Blackhawk.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of the material federal income tax considerations applicable to Blackhawk and to an investment in Blackhawk shares.  This summary does not purport to be a complete description of the income tax considerations applicable to such an investment.  For example, it does not describe tax consequences that are assumed to be generally known by investors or certain considerations that may be relevant to certain types of holders subject to special treatment under federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, regulated investment companies, dealers in securities, pension plans and trusts, and financial institutions.  This summary assumes that investors hold Blackhawk common stock as capital assets (within the meaning of the Internal Revenue Code of 1986, as amended ("Code")).  The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as in effect as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion.  Blackhawk has not sought and will not seek any ruling from the Internal Revenue Service (the "IRS") regarding this Offering.  This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax.  It does not discuss the special treatment under federal income tax laws that could result if Blackhawk invested in tax-exempt securities or certain other investment assets in which it does not currently intend to invest.

A "U.S. stockholder" generally is a beneficial owner of shares of Blackhawk common stock who is for federal income tax purposes:

•
a citizen or individual resident of the United States including an alien individual who is a lawful permanent resident of the United States or who meets the "substantial presence" test in Code Section 7701 (b);

•	a corporation or other entity taxable as a corporation, for federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

•	a trust over which a court in the U.S. has primary supervision over its administration or over which U.S. persons have control; or

•	an estate, the income of which is subject to federal income taxation regardless of its source.

A "Non-U.S. stockholder" is a beneficial owner of shares of Blackhawk common stock that is neither a U.S. stockholder nor a partnership for federal income tax purposes.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of Blackhawk common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.  A prospective stockholder who is a partner of a partnership holding shares of Blackhawk common stock should consult his, her or its tax advisors with respect to the purchase, ownership and disposition of shares of Blackhawk common stock.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Tax matters are often very complicated and the tax consequences to an investor of an investment in Blackhawk shares will depend on the facts of his, her or its particular situation.  Blackhawk encourages investors to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Taxation of U.S. Stockholders

For federal income tax purposes, distributions by Blackhawk generally are taxable to U.S. stockholders as ordinary income or capital gains.  Distributions will be taxable as dividend income to U.S. stockholders to the extent of Blackhawk's current or accumulated earnings and profits.  For taxable years beginning before January 1, 2013, such dividends should be "qualified dividend income" eligible to be taxed in the hands of non-corporate stockholders at the rates applicable to long-term capital gains, provided holding period and other requirements are met at the stockholder level.  Generally, for taxable years beginning before January 1, 2013, such dividends are taxable at a maximum rate of 15% in the case of individuals, trusts or estates.  Distributions in excess of Blackhawk’s current and accumulated earnings and profits first will reduce a U.S. stockholder's adjusted tax basis in such stockholder's common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder.

A U.S. stockholder generally will recognize taxable gain or loss if the U.S. stockholder sells or otherwise disposes of his, her or its shares of Blackhawk common stock.  Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the U.S. stockholder has held his, her or its shares for more than one year.  Otherwise, it will be classified as short-term capital gain or loss.  In addition, all or a portion of any loss recognized upon a disposition of shares of Blackhawk common stock may be disallowed if other shares of Blackhawk common stock are purchased within 30 days before or after the disposition.  In such a case, the basis of the newly purchased shares will be adjusted to reflect the disallowed loss.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

For taxable years beginning before January 1, 2013, individual U.S. stockholders are subject to a maximum federal income tax rate of 15% on their net capital gain (i.e., the excess of realized net long-term capital gain over realized net short-term capital loss for a taxable year) including any long-term capital gain derived from an investment in Blackhawk shares.  Such rate is lower than the maximum rate on ordinary income currently payable by individuals.  Corporate U.S. stockholders currently are subject to federal income tax on net capital gain at the maximum 35% rate also applicable to ordinary income.  Non-corporate stockholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year ($1,500 for married individuals filing separately); any net capital losses of a non-corporate stockholder in excess of $3,000 ($1,500 for married individuals filing separately) generally may be carried forward and used in subsequent years as provided in the Code.  Corporate stockholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

Distributions are taxable to stockholders even if they are paid from income or gains earned by Blackhawk before a stockholder’s investment (and thus were economically included in the price the stockholder paid).  If an investor purchases shares of Blackhawk common stock shortly before the record date of a distribution, the price of the shares will presumably include the value of the distribution and the investor will be subject to tax on the distribution even though economically, it may represent a return of his, her or its investment.

At the beginning of each calendar year, Blackhawk will report to each of its stockholders and to the IRS the federal tax status of each year's distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the 15% "qualified dividend income" rate for taxable years beginning before January 1, 2013).  Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation.

Blackhawk may be required to withhold federal income tax ("backup withholding"), currently at a rate of 28% (31% for taxable years beginning after December 31, 2012), from all taxable distributions to any non-corporate U.S. stockholder (1) who fails to furnish Blackhawk with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding, or (2) with respect to whom the IRS notifies Blackhawk that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect.  An individual U.S. stockholder's taxpayer identification number is his or her social security number.  Any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder's federal income tax liability, provided that proper information is provided to the IRS.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Taxation of Non-U.S. Stockholders

Whether an investment in the shares is appropriate for a non-U.S. stockholder will depend upon that person’s particular circumstances; non-U.S. stockholders should consult their tax advisors before investing in Blackhawk common stock.  In general, dividend distributions paid by Blackhawk to a non-U.S. stockholder are subject to withholding of federal income tax at a rate of 30% (or lower applicable treaty rate).  If the distributions are effectively connected with a U.S. trade or business of the non-U.S. stockholder (and, if an income tax treaty applies, attributable to a permanent establishment in the United States), Blackhawk will not be required to withhold federal tax if the non-U.S. stockholder complies with applicable certification and disclosure requirements, although the distributions will be subject to federal income tax at the rates applicable to U.S. stockholders.  (Special certification requirements apply to non-U.S. stockholders that are foreign partnerships or foreign trusts - such entities are urged to consult their tax advisors.)

Gains realized by a non-U.S. stockholder upon the sale of Blackhawk common stock will not be subject to federal withholding tax and generally will not be subject to federal income tax unless the distributions or gain, as the case may be, are effectively connected with a U.S. trade or business of the non-U.S. stockholder (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. stockholder in the U.S.).  For a corporate non-U.S. stockholder, distributions and gains realized upon the sale of Blackhawk common stock that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or at a lower rate if provided for by an applicable treaty).

A non-U.S. stockholder who is a non-resident alien individual, and who is otherwise subject to withholding of federal tax, may be subject to information reporting and backup withholding of federal income tax on dividends unless the non-U.S. stockholder provides Blackhawk or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute or successor form) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

Investment in the shares may not be appropriate for a non-U.S. stockholder; non-U.S. persons should consult their tax advisors with respect to the federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Income Taxation of Blackhawk

Blackhawk will be treated as a regular C corporation, subject to federal income tax at the regular corporation income tax rates on any ordinary income or net capital gain recognized by it, unless and until it is able to make an election to be treated as a Regulated Investment Company under Subchapter M of the Code, which it cannot currently do.

As a regular C corporation, Blackhawk currently will be subject to federal income tax at rates up to 35%.  Long-term capital gains realized by Blackhawk are not taxed at a lower tax rate (unlike individuals), but will be subject to the regular corporate income tax rate.  Blackhawk will also not be allowed to use a lower tax rate on qualified dividend income, but depending on its percentage ownership interest in the dividend paying corporation and other factors, may be entitled to a dividends received deduction.

Similar to individuals, Blackhawk will be subject to the Alternative Minimum Tax, with a tax rate of 20% and an annual exemption amount of $40,000.  The exemption amount is phased out by 25% of the amount by which alternative minimum taxable income exceeds $150,000.  Blackhawk will be required to make estimated tax payments quarterly to avoid incurring an underpayment penalty if its annual tax liability is expected to be $500 or more in a taxable year.

Blackhawk may be required to recognize taxable income in circumstances in which it does not receive cash.  For example, if Blackhawk acquired and held debt obligations that are treated under applicable tax rules as having original issue discount, Blackhawk would need to include in income in each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by it in the same taxable year.

Transactions in options, futures contracts, hedging transactions and forward contracts are subject to special tax rules, the effect of which may be to accelerate income to Blackhawk, defer losses, cause adjustments to the holding periods of investments, convert long-term capital gains into short-term capital gains, convert short-term capital losses into long-term capital losses, or have other tax consequences.  It is not clear that Blackhawk will engage in these types of transactions.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

PLAN OF DISTRIBUTION

Blackhawk is offering a maximum of 10,000,000 shares of common stock at a purchase price of $0.50 per share on a "best efforts" basis.  There is no minimum offering amount that is required to be raised to break escrow.  All subscription funds will be placed into a non-interest bearing escrow account with a bank.  The offering will remain open until May 27, 2011 unless extended at the discretion of Blackhawk.

Blackhawk will hold successive "rolling" closings until up to $5,000,000 (10,000,000 shares) has been raised.  The date of, and number of shares sold at, each successive closing will be determined at the sole discretion of Blackhawk.  $5,000,000 is the maximum amount that may be raised in the Offering.  The dates of such successive closings will be determined at the sole discretion of Blackhawk.

Investors must be "accredited investors" under the Securities Act and execute a subscription agreement attesting to that fact and providing other information.

MANAGEMENT AND CERTAIN SECURITY HOLDERS OF THE ISSUER

The following table sets forth as of January 25, 2011 each person known by Blackhawk to be the beneficial owner of five percent or more of the common stock of Blackhawk, all directors individually and all directors and officers of Blackhawk as a group.  Except as noted, each person has sole voting and investment power with respect to the shares shown.

Name and Address of Beneficial Owner	Position	Amount of Beneficial Ownership		Percentage of Class
Dr. Craig A. Zabala(2) P.O. Box 377 Canal Street Station New York, New York 10013	CEO, Acting Chief Financial Officer and Acting Chief Compliance Officer and Chairman	2,432,500	(1)	7.49%

Walter V.E. Parker 4 Old Camp Lane Cos Cob, CT 06807	President		(3)	(3)

The Concorde Group, Inc.(4) P.O. Box 377 Canal Street Station New York, New York 10013	5% Holder	10,017,591	(4)	30.85%

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Name and Address of Beneficial Owner	Position	Amount of Beneficial Ownership		Percentage of Class

Robert M. Fujii(5) 1624 Acton Street Berkeley, California 94702	Vice President	500,000		1.54%

Janet Buxman Kurihara(5) 11007 North Cottontail Lane Parker, Colorado 80138	Director	0		0%

Mick Woodwards(5) 4849 Woodruff Avenue Lakewood, California 90713	Director	1,320,269		4.07%

Randy Tejral(5) 6529 Pine Ridge Road Elkhorn, NE 69022	Director	0		0%

Robert Francis(5) 5416 South 161st Street Omaha, NE 69022	Director	0		0%

Doreen McCarthy(6) 426 Broome Street, Fourth Floor New York, NY 10013	5% Holder	2,345,000		7.22%

All Executive Officers, Directors and 5% Holders as a Group (9 Persons)		16,615,360	(7)	51.17%

(1)
Excludes 10,017,591 shares of common stock held by The Concorde Group, Inc. of which Dr. Zabala is the controlling shareholder.  Includes 100,000 shares held in Uniform Transfers to Minors accounts for Dr. Zabala's two nieces.  Also includes options to purchase 600,000 shares at an exercise price of $0.40 per share that are presently exercisable.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

(2)	Dr. Craig A. Zabala may be deemed to be a control person of Blackhawk as defined in Section 2(a)(1) of the Investment Company Act.
(3)
On December 9, 2010, the Company entered into an interim agreement ("Interim Agreement") with Walter V.C. Parker ("Parker") pursuant to which, among other things, Parker was appointed President of the Company.  See "Recent Developments" above.  Pursuant to the Interim Agreement, and subject to compliance with the BDC provisions of the Investment Company Act, Blackhawk's Stock Option Plan and the approval of the Company's Stock Option Committee, Mr. Parker is eligible to receive an aggregate of options to purchase 900,000 shares of Common Stock at an exercise price of $.40 per share if certain amounts are raised in this Offering.  See "Recent Developments" above for detailed information on these options.

(4)	Dr. Craig A. Zabala is an officer, director and controlling shareholder of The Concorde Group, Inc.
(5)	The individual listed is a less than one percent (1%) shareholder of The Concorde Group, Inc.
(6)	An aggregate of 145,000 shares are held in UTMA accounts for Ms. McCarthy’s nieces, nephews and close family friends.
(7)	Excludes options to be issued to Parker under Interim Agreement. See footnote (3) above.

The management of the Company consists of three officers - Dr. Craig A. Zabala, Chairman, Chief Executive Officer, and acting Chief Financial Officer and acting Chief Compliance Officer, Walter V.E. Parker, President and Robert M. Fujii as Vice President of the Company.

The Company has never held a shareholder vote to elect directors.

Biographies

Dr. Craig A. Zabala is the Founder, Chairman, President, and Chief Executive Officer of The Concorde Group, Inc., a financial services holding company, Chairman, President, and Chief Executive Officer of Concorde Europe Inc., Chairman, President, and Chief Executive Officer of Concorde Europe, Ltd., a company formed under the Laws of Wales and England, Founder, Chairman, President and Chief Executive Officer of DBL Holdings, LLC (dba Drexel Burnham Lambert), and Founder, Chairman, President (until December 9, 2010) and Chief Executive Officer of Blackhawk (OTCBB: BHCG).  Previously, from 1998 to 2002, he was Scholar in Residence and Visiting Lecturer at The Zicklin School of Business and the Department of Finance, Graduate School, Baruch College, City University of New York, where he taught an MBA course on Entrepreneurial Strategy and a course on Special Topics in Investment Banking for the M.S. degree in Finance.  Additionally, Dr. Zabala was on the editorial board of Global Focus, an academic journal on international business, economics, and social policy.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

From 2002 to 2003, he was a Registered Representative and an Investment Advisor with Brean Murray & Co., Inc. in New York City under a joint venture with Concorde.  From 1999 to 2001, Dr. Zabala was Senior Vice President of Merchant Banking and Investment Advisor with Trautman, Wasserman & Company, a merchant bank and broker dealer in New York City under a joint venture with Concorde.  Prior to this, from 1997 to 1998, Dr. Zabala was Vice President and Investment Advisor, Private Client Group, Merrill Lynch & Co., New York City.  From 1996 to 1997, Dr. Zabala was an investment banker at Baird Patrick & Company, Inc., New York City.  Prior to this, from 1994 to 1995, Dr. Zabala was Acting Chief Financial Officer and Investment Banker at Gilman Securities, Inc. in New York City.  From 1992 through April 1996, Dr. Zabala was Executive Vice Chairman of the Board of Directors of Golf Reservations of America, Inc., Sherman Oaks, California; his areas of responsibility included developing the business plan, joint-venture marketing relationships, capital raising and financial strategies, and commercial banking strategies.

From 1991 to 1993, Dr. Zabala was a Visiting Scholar and Visiting Lecturer, teaching the following courses, Entrepreneurship, Venture Capital and Applied Finance, at the Walter A. Hass School of Business, University of California at Berkeley.  From 1990 to 1991, he was a Visiting Fellow at the School of Industrial and Business Studies, University of Warwick, Coventry, England.  From 1989 to 1990, he was Vice President of Corporate Finance at D.H. Blair and Company.  From 1986 to 1990, he served as Assistant Professor of Management at the School of Management, Rensselaer Polytechnic Institute, in Troy, New York.  Dr. Zabala was an Economist at the U.S. Department of Labor (1979 to 1982) and the U.S. Department of Commerce (1982 to 1986) in Washington, D.C.  During his career in Washington, he was also employed full-time as an autoworker from 1976 to 1983 at the General Motors Assembly Division, General Motors Corporation, Van Nuys, California, where he worked and also carried out research on production relations for his doctoral research on the U.S. automobile industry.

Dr. Zabala received his A.B., magna cum laude, Pi Gamma Mu and Phi Beta Cappa, in 1974, M.A. in 1977, and Ph.D. in 1983 all from the University of California, Los Angeles, and was also a Postdoctoral Scholar in 1986 at the University of California, Los Angeles.  He also pursued advanced post-graduate studies in production theory and econometrics in the Department of Economics, The George Washington University, Washington, D.C., from 1980 to 1984.  He is pursuing graduate studies in finance at the Center for Financial and Management Studies, School of Oriental and African Studies, University of London, United Kingdom since 2003.  Dr. Zabala has financed a number of start-up firms and emerging growth firms.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Robert V.E. Parker is the President of the Company and was appointed to that position on December 9, 2010 pursuant to the Interim Agreement.  He served as a founding principal of the Sippican Group, LLC, a management consulting firm dealing with closely held and troubled businesses.  Mr. Parker's previous experience also includes serving as a Managing Director with Claymore Partners, Inc., a long-standing management advisory firm addressing the needs of troubled businesses; and with the Corporate Finance Division of Xerox Credit Corporation, where he served as Vice President and Senior Credit Officer and was also responsible for commercial finance portfolio workouts.  During his employment with Xerox Credit, Mr. Parker successfully managed a commercial investment and loan portfolio with a mid to high nine figure size.  In recognition of his performance, Xerox awarded Mr. Parker the President's Award.  Earlier, he served with the Project and Lease Finance Group of Kidder Peabody & Co., where he focused on energy transactions and debtor advisories.  Previous experience at Manufacturer's Hanover Trust included responsibilities for commercial real estate, REITs and selected non-performing assets.  Mr. Parker also formerly served as an Independent Director and Chairman of the Audit Committee for Prospect Capital Corporation, a $832 million asset (June 30, 2010) mezzanine debt and private equity firm, which is a publicly-traded, closed-end, dividend-focused investment company operating as a business development company (PSEC).  Mr. Parker's service as an Independent Director for Prospect began with the company's first IPO in 2004.

Robert M. Fujii is the Vice President of Blackhawk.  He also holds positions as CFO of The Concorde Group, Inc. and Acting CFO of Concorde Commercial Finance LLC.  Mr. Fujii was previously a financial consultant for Craig A. Zabala & Company, a business consulting company in New York City. From 1992 to 1993, Mr. Fujii worked as a financial analyst for Nichire Foods America sales office in San Francisco.  From 1979 to 1992, Mr. Fujii worked as the Supervisor of Budgets and General Accounting for Varian Associates, Inc., a manufacturer of scientific measuring instruments, located in Walnut Creek, California.  He received his BA in Biochemistry in 1971 from the University of California at Berkeley and an MBA in International Business and Finance from the Haas School of Business, University of California at Berkeley in 1993.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Janet Buxman Kurihara has been a director of Blackhawk since August 2004.  Ms. Kurihara was regional director at Telenisus Corp., a network security and data storage company from 2000-2001.  From January 2001 to October 2001, she was regional director at Riptechi Inc., a network security company.  From October 2001 to March 2003, she owned Definitive Market consultants, a consulting company.  Since March 2003, Ms. Kurihara has been a senior manager of new product development and product strategy at Qwest.

Mick Woodwards has been a director of Blackhawk since August 2004.  Since November 1993, Mr. Woodwards has been owner of Lakewood Rent-All, a party rental firm.

Randy Tejral is retired and is a private investor in residential real estate.  Mr. Tejral was the founder and President of Tejral Masonry Inc., a masonry construction firm in Omaha, Nebraska.  Mr. Tejral has been a director of Blackhawk since March 2005.

Robert Francis is the founder and Vice President of Omaha Telecom LLC, a telecommunications construction and servicing company in Omaha, Nebraska.  Mr. Francis has been a director of Blackhawk since March 2005.

Dr. Zabala is a principal and controlling shareholder, officer, director and control person of Concorde, a control person of Blackhawk.

Mr. Fujii, Ms. Kurihara, Mr. Woodwards, Mr. Tejral and Mr. Francis are minority shareholders (individually owning less than 1%) of Concorde.

Board Composition

Blackhawk's Board of Directors consists of five directors.  At each annual meeting of its stockholders, all of its directors are elected to serve from the time of election and qualification until the next annual meeting following election.  In addition, Blackhawk's bylaws provide that the maximum authorized number of directors may be changed by resolution of the stockholders or by resolution of the board of directors.

Meetings and Committees of the Board of Directors

Our Board of Directors conducts its business through meetings of the Board and by acting pursuant to unanimous written consent without a meeting.  From January 1, 2009 to December 31, 2009, the Board of Directors held four (4) meetings in person or by teleconference.  During 2009, the Board of Directors also acted by unanimous written consent nine (9) times.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Blackhawk has a Stock Option Committee but does not have any other board committees, including an audit committee.  Blackhawk's Stock Option Committee was formed in January 2009 and consists of Robert J. Francis and Janet Buxman Kurihara.  The Stock Option Committee administers the Company's Stock Option Plan.  The Stock Option Committee acted by unanimous written consent one (1) time in 2009.

Blackhawk does not have a nominating committee or committee performing similar functions.  Blackhawk's Board of Directors believes that it is appropriate for Blackhawk not to have such a committee because of the costs associated with such process and that Blackhawk has not yet raised sufficient capital or made its first portfolio investment.  All directors participate in the consideration of director nominees.

Blackhawk does not have any procedures by which security holders may recommend nominees to its board of directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Based upon a review of filings with the SEC, we believe that all our directors, executive officers and 10% beneficial owners complied during fiscal 2009 with the reporting requirements of Section 16(a) of the Exchange Act.

Limitations of Liability and Indemnification of Directors and Officers

Our bylaws limit the liability of directors and officers to the maximum extent permitted by Delaware law.  We will indemnify any person who was or is a party, or is threatened to be made a party to, an action, suit or proceeding, whether civil, criminal, administrative or investigative, if that person is or was a director, officer, employee or agent of ours or serves or served any other enterprise at our request.

We have been advised that it is the position of the SEC that insofar as the indemnification provisions referenced above may be invoked to disclaim liability for damages arising under the Securities Act, these provisions are against public policy as expressed in the Securities Act and are, therefore, unenforceable.

Blackhawk does not have directors' and officers' liability insurance.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Code of Ethics

Blackhawk has adopted a Code of Ethics under Rule 17j-1 of the Investment Company Act that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  The term code of ethics means written standards that are reasonably designed to deter wrongdoing and to promote:

▪	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

▪	full, fair, accurate, timely, and understandable disclosure in reports and documents that Blackhawk files with, or submits to, the SEC and in other public communications made by the issuer;

▪	compliance with applicable governmental laws, rules and regulations;

▪	the prompt internal reporting of violations of the Code to the board of directors or another appropriate person or persons; and

▪	accountability for adherence to the Code.

The Board of Directors voted by unanimous written consent on August 17, 2006 to amend and restate the Code of Ethics to include additional compliance provisions applicable to Blackhawk's directors, officers and employees recommended by a consulting firm specializing in SEC compliance matters for business development companies registered under the Investment Company Act, such as Blackhawk.  The Company does not have an audit committee.

Blackhawk hereby undertakes to provide to any person without charge, upon request, a copy of such code of ethics.  Such request may be made in writing to the Chairman of the Board of Directors at Blackhawk Capital Group BDC, Inc., 880 Third Avenue, 12th Floor, New York, NY  10022.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Executive Compensation

Except as set forth herein with respect to the Zabala Employment Agreement and the Interim Agreement with Mr. Parker (see "Recent Developments" above), since its inception (April 2004), Blackhawk has not paid any compensation to its executive officers or directors, except $65,000 to Dr. Zabala, Chairman and Chief Executive Officer, and Brad Silver, a former officer and director of Blackhawk who resigned on December 8, 2005, who was paid $12,000 in consulting fees to assist Blackhawk in extraordinary administration duties during fiscal year 2005.  Other than its Stock Option Plan described herein, Blackhawk does not presently have and never has had any stock option plans, equity incentive or award plans, pension or retirement plans, non-qualified deferred compensation plans, director compensation plans, or any other similar plan.

Blackhawk's Board of Directors does not have a standing compensation committee or committee performing similar functions.  It is the view of the Board of Directors that it is inappropriate for Blackhawk to have such a committee because Blackhawk to date has not raised sufficient capital, has made only one portfolio investment (MacroMarkets) and except as noted in the previous paragraph, has not paid any compensation to its officers and directors.

Compensation Discussion and Analysis — 2009

The Company's principal executive officer is Craig A. Zabala, who serves as CEO and Acting Chief Financial Officer and Acting Chief Compliance Officer.  Dr. Zabala served as President until December 9, 2010, when Mr. Parker was appointed to that position (see "Recent Developments" above).

The Company does not have a Compensation Committee or similar committee.  The determination of Mr. Zabala's compensation is made by the Board of Directors and pursuant to his employment agreement.  See "Zabala Employment Agreement" herein.

Introduction

This Compensation Discussion and Analysis is designed to provide shareholders with an understanding of the Company's compensation philosophy and objectives and the analysis that we performed in setting executive compensation.  It discusses the Board's compensation actions with respect to Dr. Zabala, the only salaried employee of the Company during 2009.

Objectives

For the Company's success and enhancement of long-term stockholder value, the Company depends on the management and abilities of Dr. Zabala.  The Board's compensation objectives are to provide an important oversight function of compensation and appropriate levels of compensation, reward above average performance, recognize individual initiative and achievement, assist the Company in attracting and retaining qualified management to contribute to its success and motivate Dr. Zabala to enhance stockholder value.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Key Elements of Compensation

•
Base Salary - Base salaries should meet the objectives of attracting and retaining executive officers needed to successfully manage the Company's business.  Actual individual salary amounts are not determined by formulas, but instead reflect the Board's judgment with respect to responsibility, performance, experience, historical compensation, equitable considerations and other factors, including any retention concerns.  The Company set Dr. Zabala's base salary in his employment agreement at a low level with increases based upon his success in raising equity capital for the Company.

•
Bonus - The Company may pay annual bonuses to executive officers to motivate them to achieve the Company principal business and investment goals and to bring total compensation to competitive levels.  The bonus is based on a qualitative consideration of individual and company performance.  The Board considers a variety of factors in establishing bonuses, including performance, exceeding budgets, peer review and commitment to the Company.  The bonus for Dr. Zabala in his employment agreement is also based upon a closing of an equity offering.

•
Common Stock - We believe that equity ownership by management aligns management's interests with increasing stockholder value.  The Company has a stock option plan adopted in 2009 pursuant to which executives are awarded stock options.  During 2009, Dr. Zabala was awarded options to purchase 600,000 shares at $.40 per share pursuant to his employment agreement.

Compensation Determinations

Salary and Bonus

The Board determined that the salary paid to Dr. Zabala during the 2009 fiscal year was at a level that was in the best interests of shareholders.  In making its determination, the Board considered whether the salary payable to Dr. Zabala by the Company pursuant to his employment agreement was consistent with the compensation philosophies described above.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Establishing Compensation Levels

When making compensation decisions for executive officers, the Board of Directors takes many factors into account, including the individual's role and responsibilities, performance, tenure, and experience; the overall performance of the Company; the recommendations of the Board; the individual's historical compensation; and comparison to other executive officers of the Company.  The Company does not utilize any benchmarking or performance targets to set its compensation levels.

The Board considers:  (a) responsibilities and duties of Dr. Zabala set forth in his employment agreement; (b) his success in raising equity capital, identifying investments and closing on investments; (c) work with SEC filings; (d) the fact that Dr. Zabala performs all management functions for the Company; (e) compensation in relation to the size of the Company and its investments and their performance; (f) the performance of the Company's assets; and (g) the assets, liabilities and financial performance of the Company.

Evaluating Performance

The Board evaluates the performance of Dr. Zabala on an annual basis.  The Board also seeks the input of Dr. Zabala in connection with his performance evaluation; however, Dr. Zabala is not present when the Board meets to evaluate his performance and determine his compensation.

CEO Performance

The Board of Directors uses discretion in its evaluation of individual performance and considers the following factors, among others, in approving any bonus to Dr. Zabala: his management, raising of equity or debt capital for the Company, strategic planning, business development and investment returns.

Change of Control and Termination Benefits

The Company has an employment agreement with Dr. Zabala which provides for termination benefits.  See "Zabala Employment Agreement" below.

Profit Sharing Plan

The Company does not have a profit sharing plan.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Conclusion

The Board of Directors recognizes the important contributions Dr. Zabala has made to the Company in 2009 — principally, his efforts trying to raise equity capital for the Company through private placements and a Regulation E Offering, closing the MacroMarkets investment (the Company's first investment) and looking for other investments for the Company, establishing relationships with placement agents and investment bankers, working with the Company's investment adviser and managing the operations of the Company.

The Company's compensation philosophy is to incentivize its management and reward them for performance linked to long-term shareholder value.  Based upon these factors, the Board of Directors reviewed Dr. Zabala's employment agreement and determined he was not entitled to an increased salary (above $60,000 per annum) and a bonus principally because no equity offering was closed in 2009.

By the Board of Directors of Blackhawk Capital Group BDC, Inc.

Craig A. Zabala	Janet Buxman Kurihara	Mick Woodwards
Randy Tejral	Robert J. Francis

Summary Compensation Table

The following table sets forth information with respect to the compensation paid, earned and accrued for the 2009, 2008 and 2007 fiscal years to each named executive officer, and to each officer of the Company with aggregate compensation in excess of $100,000.  In 2009 $50,000 in salary payments were made to Dr. Zabala  and $5,000 in salary payments were accrued to him.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Name and Principal Position	Year	Salary	Bonus	All Other Compensation	Total
Craig A. Zabala, CEO, Acting Chief Financial Officer and Compliance Officer and Director	2009	$55,000	$0	$0	$55,000
	2008	$0	$0	$0	$0
	2007	$0	$0	$0	$0

Stock Option Plan

2009 Grants of Plan-Based Awards

The following table sets forth certain information with respect to each grant of an award made to a named executive officer in 2009 under our stock option plan.

Name	Grant Date	All Other Stock Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Craig A. Zabala	2/1/2009	600,000	$.40	$132,000

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Outstanding Equity Awards at Fiscal Year End

Name	Number of Securities Underlying Unexercised Unearned Options: # Exercisable	Number of Securities Underlying Unexercised Unearned Options: # Unexercisable	Option Exercise Price ($)	Option Expiration Date
Craig A. Zabala	600,000	0	$.40	2/1/2019

Option Exercises and Stock Vested

No options were exercised in 2009 and no stock awards were made in 2009.

Pension Benefits

The Company does not provide any tax-qualified defined benefit plan or supplemental executive retirement plan, or similar plan that provides for specified retirement payments or benefits.

Employment Agreements

We have no employment agreements other than the Zabala Employment Agreement and the Interim Agreement with Mr. Parker.

Zabala Employment Agreement

On January 30, 2009, the Company entered into an employment agreement with Dr. Craig A. Zabala ("Dr. Zabala"), founder, Chairman, President and Chief Executive Officer, and acting Chief Financial Officer and Chief Compliance Officer, of the Company.  Dr. Zabala resigned as President when Mr. Parker was appointed to that position on December 9, 2010.  The Employment Agreement was approved at a meeting of the Board of Directors of the Company held January 28, 2009.  The meeting was attended by four (including Dr. Zabala) of the five directors of the Company and the Employment Agreement was approved by all three (3) of the Company's independent directors.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

For the past five years, in addition to his responsibilities for the Company as its founder, Chairman, President (until December 9, 2010) and Chief Executive Officer and acting Chief Financial Officer and Chief Compliance Officer, Dr. Zabala has been the founder, Chairman, President, and Chief Executive Officer of Concorde, Chairman, President, and Chief Executive Officer of Concorde Europe Inc., Chairman, President, and Chief Executive Officer of Concorde Europe, Ltd., a company formed under the laws of Wales and England, and founder, Chairman, President and Chief Executive Officer of DBL Holdings, LLC (d/b/a Drexel Burnham Lambert).  Dr. Zabala is 58 years old. Concorde owns 10,017,591 shares of Company Common Stock, representing 30.85% of the outstanding shares of Common Stock.  Dr. Zabala controls Concorde through his 62.42% stock ownership of Concorde.  He also owns or controls 2,432,500 shares of Company Common Stock, representing 7.49% of the outstanding shares of the aggregate Common Stock.  Concorde and Dr. Zabala may be deemed to control the Company.

The term of Dr. Zabala's Employment Agreement is three (3) years.  The term will be automatically renewed for one (1) additional year each year unless ninety (90) calendar days prior to the end of the term, the Company advises Dr. Zabala in writing that it does not wish to extend the Employment Period for an additional year.

Pursuant to the Employment Agreement, Dr. Zabala serves as President and Chief Executive Officer of the Company, provided that if the Company hires and/or enters into an employment agreement with any executive who serves as President and Chief Operating Officer of the Company, Dr. Zabala shall resign his position as President, but would keep his position as Chief Executive Officer.  Dr. Zabala resigned as President when Mr. Parker was appointed to that position on December 9, 2010.  Dr. Zabala serves as acting Chief Financial Officer and acting Chief Compliance Officer of Blackhawk until it retains employees for such positions.  The Employment Agreement also permits Dr. Zabala to perform work for Concorde and DBL Holdings, LLC, affiliates of the Company, provided that such work does not compete with the business and business opportunities of the Company.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Dr. Zabala receives a base annual salary of $60,000 under the Employment Agreement.  Each year, the Board of Directors may increase the base salary in its discretion.  In the event that the Company sold a minimum of $3,000,000 of shares of its Common Stock in its 2009 private placement offering under Rule 506 under Regulation D under the Securities Act, the Company  would have had to increase Dr. Zabala's annual base salary to $250,000 and pay him a $50,000 bonus (which bonus could have been increased proportionately if the Company raises raised more than $3,000,000 in the offering but the amount of the bonus would not have been greater than $100,000).  If the minimum amount was not raised in the Offering, Dr. Zabala's base salary remains at $60,000.  The offering was terminated on December 14, 2009 with no shares being sold and consequently Dr. Zabala was not paid any bonus and did not receive a salary increase.

Pursuant to the Employment Agreement, Dr. Zabala is entitled to be granted 600,000 options to purchase shares of Common Stock at an exercise price of fair market value per share on date of grant as determined by the Board of Directors pursuant to the requirements of the Company's Stock Option Plan and the Board of Directors will also determine vesting for such grant pursuant to the requirements of the Stock Option Plan, provided that (i) the Company issues such options pursuant to its Stock Option Plan approved by the stockholders and the Board of Directors of the Company in accordance with the Investment Company Act; (ii) such issuance and Stock Option Plan comply with the Investment Company Act provisions applicable to options issued to an officer of a business development company; and (iii) upon issuance, the exercise price of the options must be above the net asset value per share of Common Stock of the Company.  The terms of the options granted to Dr. Zabala are described below.

The Employment Agreement terminates upon the earliest to occur of (i) Dr. Zabala's death or disability; (ii) cause or non-cause termination of Dr. Zabala by the Company; (iii) a termination by Dr. Zabala for "good reason" or Dr. Zabala resigns from the Company without "good reason" or (iv) Dr. Zabala is replaced as President and Chief Executive Officer of the Company (except if another executive is hired as President and Chief Operating Officer).  Mr. Parker replaced Dr. Zabala as President on December 9, 2010.

If Dr. Zabala is terminated without cause, or if he resigns for "good reason," he would receive accrued salary and bonuses, if any, to the end of the employment term.  In addition, if Dr. Zabala is terminated without cause or if he resigns for "good reason," the Company must pay to Concorde rental payments (for rental of space at 880 Third Avenue, 12th Floor, New York, New York 10022-4730) of $4,000 per month from April 2004 until the month Dr. Zabala is terminated without cause or resigns for "good reason."  If he is terminated for cause, he is not entitled to any rights or compensation under the Employment Agreement, provided that the Company must make the $4,000 monthly rental payment to its affiliate Concorde described in the preceding sentence.  If Dr. Zabala is terminated in the event of death or disability, or he resigns without "good reason," he shall only be entitled to receive accrued and unpaid base salary and benefits through the date of his employment termination.  If the Company hires a replacement for Dr. Zabala who does not serve as President and Chief Operating Officer, but serves as Chief Executive Officer, Dr. Zabala would be entitled to the benefits above for a non-cause termination.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

The Employment Agreement contains restrictive covenants applicable to Dr. Zabala.  He must not disclose to any party the Company's confidential information unless a limited exception applies.  He must not compete with the business of the Company during the employment period and for 12 months thereafter, provided that if he is terminated for cause, the 12 month non-competition period would be shortened to 60 days.  The Employment Agreement also contains a non-solicitation (Company employees, clients and customers) provision for the above restricted period, a non-disparagement clause (without time limit) and a provision that grants ownership rights to the Company to all intellectual property of Dr. Zabala when he works for the Company.

Interim Agreement With Walter V.E. Parker

The Interim Agreement with Mr. Parker pursuant to which he was appointed President is described in detail in the "Recent Developments" section above.

Stock Option Grant to Zabala

On January 30, 2009, the Stock Option Plan Committee of the Board of Directors of the Company, consisting of independent directors Janet Buxman Kurihara and Robert J. Francis ("Committee") approved and administered a stock option grant to Dr. Zabala ("Stock Option Grant") approved by the Board of Directors of the Company.  The Stock Option Grant was made pursuant to the Company's Stock Option Plan (described below) and the Employment Agreement.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

The following are the terms of the Stock Option Grant:

Number of options:	600,000

Exercise Price:	$.40

Grant Date:	February 1, 2009

Vesting:	Fully vested upon issuance

The Committee determined that after a good faith review of the current and historical bid, ask and sales prices of the Company’s Common Stock on the Over The Counter Bulletin Board market, that the exercise price of the stock options ($.40) is at fair market value of the shares of Common Stock on the date of grant based upon the trailing 52-week high of $.40 per share as reported on the Over the Counter Bulletin Board, and that such exercise price is above net asset value per share on grant date.

The Company and Dr. Zabala entered into a stock option agreement dated February 2, 2009 containing the above terms of the Stock Option Grant.

Under the Investment Company Act, the Stock Option Plan and Stock Option Grant had to be approved by a majority of stockholders of the Company.  On January 30, 2009, the Company received written consents approving the Stock Option Grant from stockholders owning 17,290,450 shares of Common Stock of the Company, representing 53.25% of the outstanding shares of Common Stock.  The Company filed with the Commission a Schedule 14C under the Exchange Act with respect to such consents approving the Stock Option Grant, and sent out an information statement to its stockholders relating to approval of the Stock Option Grant.

Option Grant to Walter V.E. Parker

The Company granted Mr. Parker 900,000 options to purchase shares at $.40 per share conditioned upon the Company raising $4,000,000 in the Offering.  See "Recent Developments" above.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Stock Option Plan

In December 2008, Blackhawk's Board of Directors adopted and approved by unanimous written consent, Blackhawk's Stock Option Plan (the "Stock Option Plan"), under which stock option awards may be made to officers, directors and key employees of Blackhawk.  In December 2008, stockholders of Blackhawk owning approximately 53.25% of Blackhawk's outstanding shares of Common Stock approved the Stock Option Plan by means of written consent of the stockholders.  The Stock Option Plan became effective in late January 2009.  On February 2, 2009, Dr. Zabala was granted options to purchase 600,000 shares of Common Stock.

General

The purpose of the Stock Option Plan is to advance the interests of Blackhawk by providing to directors and officers of Blackhawk and to other key employees of Blackhawk who have substantial responsibility for the direction and management of Blackhawk additional incentives to exert their best efforts on behalf of Blackhawk, to increase their proprietary interest in the success of Blackhawk, to reward outstanding performance and to provide a means to attract and retain persons of outstanding ability to the service of Blackhawk.

Under the Stock Option Plan, options ("Awards") may be granted from time to time to officers, directors and key employees ("Eligible Persons"), all generally in the Stock Option Committee's ("Committee") discretion.  The Committee is composed of at least two non-employee directors, which are responsible for administering the Stock Option Plan.  Each Award under the Plan will be evidenced by a separate written agreement which sets forth the terms and conditions of the Award.  There is no maximum number of persons eligible to receive Awards under the Stock Option Plan, nor is there any limit on the amount of Awards that may be granted to any such person, except as described below with respect to incentive stock options.  As a business development company, Blackhawk's Stock Option Plan must be approved by a required majority, as defined in Section 57(o) of the Investment Company Act, of the Board of Directors on the basis that such issuance is in the best interests of Blackhawk and its stockholders.  Non-employee directors will be eligible to participate in the Plan upon issuance of an order by the Commission pursuant to Section 61(a)(3)(B)(i)(II) of the Investment Company Act and then only in accordance with the terms and conditions of such order.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Number of Shares

We have reserved 3,000,000 shares of Common Stock for issuance under the Stock Option Plan, subject to adjustment to protect against dilution in the event of certain changes in our capitalization.  Of such shares, 2,500,000 are reserved for incentive stock options.

Administration

The Stock Option Plan is administered by the Committee.  To the extent necessary to comply with Rule 16b-3 under the Exchange Act, the Committee will consist solely of two or more non-employee directors, as that term is defined in Rule 16b-3 under the Exchange Act.  Under the Stock Option Plan, the Committee will have complete authority to determine the persons to whom Awards will be granted from time to time, as well as the terms and conditions of such Awards.  The Committee also will have discretion to interpret the Stock Option Plan and the Awards granted under the Stock Option Plan and to make other determinations necessary or advisable for the administration of the Stock Option Plan.

Stock Option Terms

The Committee may grant either incentive stock options (for purposes of Section 422 of the Code), or nonqualified stock options under the Stock Option Plan.  Except as described below for incentive stock options, the Committee generally has the discretion to determine the persons to whom stock options will be granted, the number of shares subject to such options, the exercise prices of such options, the vesting schedules with respect to such options, the terms of such options, as well as the period, if any, following a participant's termination of service during which such option may be exercised, and the circumstances in which all or a portion of an option may become immediately exercisable or be forfeited.

All rights to exercise options shall terminate three (3) months after any optionee ceases to be an officer, director or a key employee of Blackhawk except as otherwise provided by the Committee in an option agreement, and no options will vest after an optionee's termination date.  If Blackhawk terminates any officer or key employee for cause, his or her options shall be forfeited immediately.  Notwithstanding the foregoing, however, where an optionee's service as a director, officer or key employee of Blackhawk terminates as a result of the optionee's death or his total and permanent disability, the optionee or the executors or administrators or legatees or distributees of the estate, as the case may be, shall have the right, from time to time within one year after the optionee's total and permanent disability or death and prior to the expiration of the term of the option, to exercise any portion of the option not previously exercised, in whole or in part, as provided in the option agreement.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

In the discretion of the Committee the price due upon exercise of an option may be paid in cash or in shares of our Common Stock valued at their then current fair market value, or a combination of both. Shares delivered in payment of such price may be shares acquired by prior exercises of options or otherwise, in the Committee's discretion.  Also in the discretion of the Committee, a participant may exercise an option as to only a part of the shares covered thereby and then, in an essentially simultaneous transaction, use the shares so acquired in payment of the exercise price for additional option shares.

Holders of options shall have no rights as shareholders unless and until such options are exercised and shares are delivered to such persons in accordance with the Stock Option Plan.

Incentive Stock Options

Incentive stock options may be granted only to persons who are employees (including directors who are also employees but excluding non-employee directors).  Generally, incentive stock options must be granted within ten years of the date the Stock Option Plan is adopted, and the term of any incentive stock option may not exceed ten years.  Furthermore, the aggregate fair market value of shares of Common Stock with respect to which any incentive stock options are exercisable for the first time by a participant during any calendar year, whether such incentive stock options are granted under the Stock Option Plan or any other plans we may adopt, may not exceed $100,000.  Furthermore, the exercise price of incentive stock options must be at least 100% of the fair market value of the Common Stock at the time the incentive stock option is granted, except in the case of incentive stock options granted to any individual who owns more than 10% of the total combined voting power of all classes of our stock, in which case the exercise price of incentive stock options must be at least 110% of the fair market value of the Common Stock at the time of grant.

Changes of Control or Other Fundamental Change

The Stock Option Plan provides that upon certain mergers or other reorganizations to which we are a party that involves an exchange or conversion or other adjustment of our outstanding Common Stock, each participant generally shall be entitled upon the exercise of his or her stock options to receive the number and class of securities or other property to which such participant would have been entitled in the merger or reorganization if such participant had exercised such stock option prior to such merger or reorganization.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

The Stock Option Plan also provides that, upon the occurrence of a change of control the Committee has the right, but not the obligation, to accelerate the time at which all or a portion of any outstanding options may be exercised.

Miscellaneous

The Board of Directors generally may amend or terminate the Stock Option Plan or any provision of the Stock Option Plan at any time.  To the extent required by the Exchange Act, or the Code, however, absent approval by our stockholders, no amendment may (i) materially alter the group of persons eligible to participate in the Stock Option Plan; (ii) except as specifically provided in the Stock Option Plan, increase the number of shares available for Awards under the Stock Option Plan; (iii) extend the period during which incentive stock options may be granted; or (iv) decrease the exercise price of any option granted under the Stock Option Plan. Furthermore, without the consent of the participant, no amendment to or discontinuance of the Stock Option Plan or any provision thereof shall adversely affect any Award granted to the participant under the Stock Option Plan.

Federal Income Tax Consequences

The following is a brief description of the Federal income tax consequences to the participants and Blackhawk of the issuance and exercise of stock options under the Stock Option Plan.  All ordinary income recognized by a participant with respect to Awards under the Stock Option Plan shall be subject to both wage withholding and employment taxes.  The deduction allowed to us for the ordinary income recognized by a participant with respect to an Award under the Stock Option Plan will be limited to amounts that constitute reasonable, ordinary and necessary business expenses.

Incentive Stock Options

In general, no income will result for Federal income tax purposes upon either the granting or the exercise of any incentive option issued under the Stock Option Plan.  If certain holding period requirements (at least two years from the date of grant of the option and at least one year from the date of exercise of the option) are satisfied prior to a disposition of stock acquired upon exercise of an incentive option, the excess of the sales price upon disposition over the option exercise price generally will be recognized by the participant as a capital gain, and Blackhawk will not be allowed a business expense deduction.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

If the holding period requirements with respect to incentive options are not met, the participant generally will recognize, at the time of the disposition of the stock, ordinary income in an amount equal to the difference between the option price of such stock and the lower of the fair market value of the stock on the date of exercise and the amount realized on the sale or exchange.  The difference between the option price of such stock and the fair market value of the stock on the date of exercise is a tax preference item for purposes of calculating the alternative minimum tax on a participant’s federal income tax return.  If the amount realized on the sale or exchange exceeds the fair market value of the stock on the date of exercise, then such excess generally will be recognized as a capital gain.  In the case of a disposition prior to satisfaction of the holding period requirements which results in the recognition of ordinary income by the participant, we generally will be entitled to a deduction in the amount of such ordinary income in the year of the disposition.

If a participant delivers shares of our Common Stock in payment of the option price, the participant generally will be treated as having made a like-kind exchange of such shares for an equal number of the shares so purchased, and no gain or loss will be recognized with respect to the shares surrendered in payment of said option price.  In such a case, the participant will have a tax basis in a number of shares received pursuant to the exercise of the option equal to the number of shares of Common Stock used to exercise the option and equal to such participants tax basis in the shares of Common Stock submitted in payment of the option price.  The remaining shares of Common Stock acquired pursuant to the exercise of the option will have a tax basis equal to the gain, if any, recognized on the exercise of the option and any other consideration paid for such shares on the exercise of the option.

Notwithstanding the foregoing, if a participant delivers any stock that was previously acquired through the exercise of an incentive stock option in payment of all or a portion of the option price of an option, and the holding period requirements described above have not been satisfied with respect to the shares of stock so delivered, the use of such stock to pay a portion of the option price will be treated as a disqualifying disposition of such shares, and the participant generally will recognize income.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Nonqualified Stock Options

The grant of nonqualified stock options under the Stock Option Plan will not result in any income being taxed to the participant at the time of the grant or in any tax deduction for us at such time.  At the time a nonqualified stock option is exercised, the participant will be treated as having received ordinary income equal to the excess of the fair market value of the shares of Common Stock acquired as of the date of exercise over the price paid for such stock.  At that time, we will be allowed a deduction for Federal income tax purposes equal to the amount of ordinary income attributable to the participant upon exercise.  The participant's holding period for the shares of Common Stock acquired will commence on the date of exercise, and the tax basis of the shares will be the greater of their fair market value at the time of exercise or the exercise price.

Plan Benefits

As of the date of this Offering Circular, 600,000 options have been granted under the Stock Option Plan to Dr. Zabala and 900,000 options have been granted to Mr. Parker (subject to specified conditions being satisfied set forth in the Interim Agreement).

Remuneration; Affiliated Transactions; Investment Adviser

Zabala is entitled to certain compensation and payments pursuant to the Zabala Employment Agreement (he received $55,000 in salary in 2009—$50,000 was paid to him and $5,000 was accrued). Parker is entitled to certain payments under the Interim Agreement.  See “Recent Developments” in the front of this Amended Preliminary Offering Circular.  No payments have been made to Parker.  Except as disclosed in this Amended Preliminary Offering Circular, there are no direct and indirect interests of each person named above in Blackhawk and in any material transactions within the past two years or in any proposed transaction to which Blackhawk was or is to be a party.

Concorde owns 10,017,591 shares of Blackhawk Common Stock, representing 30.85% of the outstanding shares of Common Stock.  Craig A. Zabala, Chairman and President of Concorde, is also Chairman and Chief Executive Officer of Blackhawk, and controls Concorde through his 62.42% stock ownership of Concorde.  He also owns or controls 2,432,500 shares of Blackhawk Common Stock, representing 7.49% of the outstanding shares of Blackhawk Common Stock.  Concorde and Zabala may be deemed to control Blackhawk.  Conflicts of interest may arise between Concorde and Blackhawk for business and investment opportunities and other matters.  Any conflicts of interest will be resolved by a committee of Blackhawk Board of Directors consisting of only independent Blackhawk directors.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

During the year ended 2006 Blackhawk borrowed $133,005 from Concorde, a corporation controlled by the founder of Blackhawk and an affiliate of Blackhawk to fund the formation of Blackhawk, offering costs for the offering plan and operating expenses. Of the amounts borrowed (i) $100,000 was evidenced by a demand convertible note bearing interest at 8.25% per annum convertible after November 1, 2006 into Common Stock of the Company at a price of $1.00 per share or the price per share of the Company's second Regulation E offering, and (ii) $25,500 was evidenced by a demand convertible non-interest bearing note convertible into Common Stock of the Company at a price of $1.00 per share or the price per share of the Company's second Regulation E offering.  The balance of borrowings were non-interest bearing and were due on demand.  The borrowings were approved unanimously by the Board of Directors of Blackhawk as fair and in the best interests of Blackhawk.

Blackhawk shares office space and other administrative functions with Concorde.  The Board of Directors of Blackhawk voted to start paying Concorde monthly rent of $4,000 beginning January 1, 2009; rent incurred in each of the three and nine months ended September 30, 2010 and 2009 amounted to $12,000 and $36,000, respectively; at September 30, 2010, $14,000 was due to Concorde.  As of September 30, 2010, Concorde paid $8,484 of expenses on behalf of Blackhawk.

Concorde loaned $100,000 to Blackhawk on August 1, 2006 and $25,500 to Blackhawk on May 29, 2007 (together, the "Loan") and on June 4, 2007 converted the Loan (plus interest as of May 31, 2007 on a portion thereof in the amount of $7,391) into shares of Common Stock at $1.00 or 132,891 shares of Common Stock in Blackhawk's second Regulation E offering.  This transaction was approved by unanimous written consent of the Board of Directors of Blackhawk.

On June 21, 2006, Blackhawk entered into an Exchange Agreement ("Exchange Agreement") with Concorde pursuant to a non-interest bearing promissory note (the "Note") issued by Blackhawk on May 3, 2006 to Concorde in the principal amount of $68,847 exchangeable for 6,884,700 shares ("Shares") of the Common Stock of Blackhawk.  The Shares are "restricted securities" as defined in Rule 144 of the Securities Act.  Pursuant to the Exchange Agreement, Concorde acquired 6,884,700 shares of the Common Stock of Blackhawk in exchange for the Note.  The stock was issued in the exchange at $.01 per share, the price per share in Blackhawk's first Regulation E offering.  This exchange took place pursuant to Section 3(a)(9) of the Securities Act as an exchange by an issuer with an existing security holder where no commission or other remuneration was paid or given to Concorde or any other party for soliciting such exchange.  The shares are "restricted securities" under the Securities Act.  This transaction was approved by all of the directors of Blackhawk pursuant to action by unanimous written consent as fair and in the best interests of Blackhawk and its stockholders.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Blackhawk has engaged Barak Asset Management, LLC, a New York limited liability company ("Barak") and an investment adviser registered under the Investment Advisers Act, to serve as an investment adviser to Blackhawk and manage its portfolio of investments at such time as when Blackhawk has portfolio investments.  Barak was formed by Sharon Highland in 2006.  From 2002 to 2006, Ms. Highland was Director of Product Development and Management in the Private Client Group for managed accounts, open and closed-end funds at BlackRock.  From 1997 to 2002, she was Senior Vice President and Head of Wrap Fee Investments at PIMCO Allianz.  Barak's engagement is pursuant to an investment advisory management agreement dated October 31, 2006, with a one-year term (extendable for one year periods) subject to Blackhawk's right to terminate upon sixty (60) days notice, and has fees ranging from 0.50% to 1.80% of assets managed.  The term of the investment advisory management agreement was extended to October 31, 2011.  Barak will manage assets of Blackhawk on a non-exclusive basis consistent with Blackhawk's BDC investment guidelines and policies and consistent with the BDC provisions under the Investment Company Act.

Item 1. Capital Stock and Other Securities

The authorized capital stock of Blackhawk consists of one billion (1,000,000,000) shares of Common Stock, par value $.00001 per share, of which there are 32,467,484 issued and outstanding as of the date of this Amended Preliminary Offering Circular.  The following statements relating to the capital stock set forth the material terms of the securities of Blackhawk; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the certificate of incorporation and the by-laws, copies of which are available on the SEC's web site, www.sec.gov, under "Blackhawk Capital Group BDC, Inc."

Common Stock

Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders.  Holders of Common Stock do not have cumulative voting rights.  Holders of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore.  In the event of a liquidation, dissolution or winding up of Blackhawk, the holders of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities.  All of the outstanding shares of Common Stock are fully paid and non-assessable.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Holders of Common Stock have no preemptive rights to purchase the Common Stock of Blackhawk. There are no conversion or redemption rights or sinking fund provisions with respect to the Common Stock.

Preferred Stock

Blackhawk does not have any shares of preferred stock authorized.

Fee Structure

Reference is made "Remuneration; Affiliated Transactions; Investment Adviser" above regarding Barak and the fees that Blackhawk will pay Barak for its services.

Barak has fees ranging from 0.50% to 1.80% of assets managed.  Barak will be responsible with appointing sub-advisors and determining compensation for each sub-advisor individually in consultation with the Company's Board of Directors.  Capital that is not vested, held in cash or vested into simple money market accounts, will not be subject to any fee.

Odeon Capital Group LLC will be paid a placement agent fee of (i) $.05 per share (ten percent (10%) of the purchase price per share) for each share sold in the offering to investors not affiliated with the Company, and (ii) $.025 per share (five percent (5%) of the purchase price per share) for each share sold in the offering to investors affiliated with the Company, pursuant to the Placement Agent Agreement.

Dividends

Subject to the BDC provisions of the Investment Company Act and to having sufficient net income for distribution, we intend to distribute at least 90% of Blackhawk’s net income (net of fees and general administrative expenses) and gains to shareholders.  The balance will be held as retained earnings for general corporate purposes including but not limited to expansion of the company’s capital base.  No assurance can be given that Blackhawk’s investments will generate such income.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Blackhawk Information on SEC Web Site

Prospective investors in Blackhawk's Common Stock are urged to carefully review all of Blackhawk's SEC filings.  They may be found on the SEC's web site, www.sec.gov.

Item 2. Financial Statements.

See attached financial statements.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

BLACKHAWK CAPITAL GROUP BDC INC.

A.           Unaudited Financial Statements - September 30, 2010.

•	Review Report of Independent Registered Public Accounting Firm.

•	Condensed Statements of Assets and Liabilities as of September 30, 2010 (unaudited) and December 31, 2009.

•	Condensed Schedule of Investments as of September 30, 2010 (unaudited) and December 31, 2009.

•	Condensed Statements of Operations for the three and nine months ended September 30, 2010 (unaudited) and September 30, 2009 (unaudited).

•	Condensed Statements of Changes in Net Assets (Liabilities) for the nine months ended September 30, 2010 (unaudited) and year ended December 31, 2009.

•	Condensed Statement of Stockholders' Equity (Capital Deficit) for the nine months ended September 30, 2010 (unaudited) and year ended December 31, 2009.

•	Condensed Statements of Cash Flows for the nine months ended September 30, 2010 (unaudited) and September 30, 2009 (unaudited).

•	Notes to Condensed Financial Statements.

B.           Audited Financial Statements — December 31, 2009

•	Reports of Independent Registered Public Accounting Firms.

•	Statements of Assets and Liabilities as of December 31, 2009 and 2008

•	Schedule of Investments as of December 31, 2009

Blackhawk Capital Group BDC, Inc.
January 24, 2011

•	Statements of Operations for the years ended December 31, 2009, 2008 and 2007.

•	Statements of Changes in Net Assets for the years ended December 31, 2009, 2008 and 2007.

•	Statements of Stockholders' Equity (Capital Deficit) for the years ended December 31, 2009, 2008 and 2007.

•	Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007.

•	Notes to Financial Statements.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
Blackhawk Capital Group BDC, Inc.

We have reviewed the accompanying condensed statement of assets and liabilities of Blackhawk Capital Group BDC, Inc. (the "Company") as of September 30, 2010, including the schedule of investments, and the related condensed statements of operations for the three and nine-month periods ended September 30, 2010 and 2009, changes in net assets (liabilities) and stockholders’ equity (capital deficit) for the nine months ended September 30, 2010, and cash flows for the nine months ended September 30, 2010 and 2009 and financial highlights for the nine months ended September 30, 2010 and 2009.  These interim condensed financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim condensed consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the condensed financial statements, the Company has had a net decrease in assets resulting from operations for the three and nine-month periods ended September 30, 2010 and as of September 30, 2010 has liabilities in excess of assets and may not be able to fund operating expenses without additional capital and/or loans.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plan in regard to this matter is also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statement of assets and liabilities of the Company as of December 31, 2009, including the schedule of investments, and the related statements of operations, changes in net assets, stockholders’ equity (capital deficit), and cash flows for the year then ended (not presented herein), and in our report dated March 30, 2010, we expressed an unqualified opinion on those financial statements which included an explanatory paragraph with respect to substantial doubt about the Company’s ability to continue as a going concern. In our opinion, the information set forth in the accompanying condensed statement of assets and liabilities as of December 31, 2009, including the schedule of investments, and the condensed statement of changes in net assets (liabilities) and stockholders’ equity (capital deficit) for the year ended December 31, 2009, is fairly stated in all material respects in relation to the financial statements from which it has been derived.

EisnerAmper LLP
New York, New York

December 10, 2010

Blackhawk Capital Group BDC, Inc.
January 24, 2011

BLACKHAWK CAPITAL GROUP BDC INC.

CONDENSED STATEMENTS OF ASSETS AND LIABILITIES

	SEPTEMBER 30, 2010	DECEMBER 31, 2009
	(Unaudited)

ASSETS:
Investment at fair value (cost $250,000 and $326,350)	$250,000	$325,123
Cash and cash equivalents	82	59,715
Prepaid expenses	-	17,278

TOTAL ASSETS	$250,082	$402,116

LIABILITIES
Salaries payable—Officer	$35,000	$5,000
Rent payable to affiliate	14,000	-
Due to affiliate	8,484	-
Investment advisory fees payable	4,504	3,197
Accrued expenses	730,016	528,415
TOTAL LIABILITIES	792,004	536,612

NET LIABILITIES
Common stock, par value $0.00001 per share 1,000,000,000 shares authorized, 32,467,484 shares issued and outstanding in 2010 and 2009	325	325
Additional paid-in capital	2,106,641	2,106,641
Accumulated net investment loss	(2,648,888)	(2,240,235)
Net unrealized loss on investment	-	(1,227)
TOTAL NET LIABILITIES	(541,922)	(134,496)

TOTAL LIABILITIES AND NET LIABILITIES	$250,082	$402,116

NET LIABILITY VALUE PER COMMON SHARE	$(0.01669)	$(0.00414)

See notes to condensed financial statements

Blackhawk Capital Group BDC, Inc.
January 24, 2011

BLACKHAWK CAPITAL GROUP BDC INC.
CONDENSED SCHEDULE OF INVESTMENTS
SEPTEMBER 30, 2010
(Unaudited)

COMPANY	INVESTMENT	INITIAL ACQUISITION DATE	NUMBER OF UNITS	COST	FAIR VALUE	% OF TOTAL ASSETS
*MacroMarkets, LLC	Capital Interests	1/21/09	624,432	$250,000	$250,000	99.97

*  Non-income producing
See notes to condensed financial statements

DECEMBER 31, 2009

COMPANY	INVESTMENT	INITIAL ACQUISITION DATE	PRINCIPLE AMOUNT / NUMBER OF OF UNITS	COST	FAIR VALUE	% OF TOTAL ASSETS

*MacroMarkets, LLC	Capital Interests	1/21/09	624,432	$250,000	$250,000	62.17

Caterpillar Fin. 4.15% due 1/15/10	Notes	10/13/09	$25,000	25,495	25,024	6.22

Citigroup 4.125% due 2/22/10	Notes	10/13/09	$25,000	25,421	25,100	6.24

Protective Life 4.05% due 1/15/10	Notes	10/13/09	$25,000	25,434	24,999	6.22

				$326,350	$325,123

*  Non-income producing

See notes to condensed financial statements

Blackhawk Capital Group BDC, Inc.
January 24, 2011

BLACKHAWK CAPITAL GROUP BDC INC.

CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30,
	2010	2009	2010	2009
INVESTMENT INCOME:
Interest income	$-	$131	$192	$6,099
TOTAL INVESTMENT INCOME	-	131	192	6,099

EXPENSES:
Compensation	15,000	31,124	64,969	206,925
Professional fees	48,020	140,317	250,935	499,358
Consulting fees	-	16,250	-	16,250
Advisory fees	2,263	2,188	7,104	12,030
Rent-related party	12,000	12,000	36,000	36,000
Filing fees	3,174	2,236	9,781	21,076
Insurance	7,960	14,516	24,445	26,476
Other	262	633	15,611	3,555
TOTAL EXPENSES	88,679	219,264	408,845	821,670

NET INVESTMENT LOSS	(88,679)	(219,133)	(408,653)	(815,571)

NET CHANGE IN UNREALIZED GAIN ON INVESTMENTS	-	1,288	1,227	1,288

NET DECREASE IN ASSETS RESULTING FROM OPERATIONS	$(88,679)	$(217,845)	$(407,426)	$(814,283)

LOSS PER COMMON SHARE, BASIC AND DILUTED	$(0.00273)	$(0.00671)	$(0.01255)	$(0.02508)

WEIGHTED AVERAGE SHARES OUTSTANDING, BASIC AND DILUTED	32,467,484	32,467,484	32,467,484	32,467,484

See notes to condensed financial statements

Blackhawk Capital Group BDC, Inc.
January 24, 2011

BLACKHAWK CAPITAL GROUP BDC INC.

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS (LIABILITIES)

	NINE MONTHS ENDED SEPTEMBER 30, 2010	YEAR ENDED DECEMBER 31, 2009
	(Unaudited)
DECREASE IN NET ASSETS FROM OPERATIONS
Net investment loss	$(408,653)	$(986,533)
Unrealized gain on investments	1,227	61
NET DECREASE IN ASSETS RESULTING FROM OPERATIONS	(407,426)	(986,472)

CAPITAL STOCK TRANSACTIONS:
Stock-based compensation	-	132,000
NET INCREASE IN ASSETS FROM CAPITAL STOCK TRANSACTIONS	-	132,000

TOTAL DECREASE IN NET ASSETS	(407,426)	(854,472)

NET (LIABILITIES) ASSETS - BEGINNING OF PERIOD	(134,496)	719,976

NET LIABILITIES - END OF PERIOD	$(541,922)	$(134,496)
(Accumulated net investment loss of $2,648,888 and $2,240,235, respectively)

See notes to condensed financial statements

Blackhawk Capital Group BDC, Inc.
January 24, 2011

BLACKHAWK CAPITAL GROUP BDC INC.

CONDENSED STATEMENT OF STOCKHOLDERS’ EQUITY (CAPITAL DEFICIT)

		- - - - COMMON STOCK - - - -		ADDITIONAL PAID-IN	NET UNREALIZED APPRECIATION/ (DEPRECIATION) ON	ACCUMULATED NET INVESTMENT
	TOTAL	SHARES	AMOUNT	CAPITAL	INVESTMENT	LOSS

Balance-December 31,2008	$719,976	32,467,484	$325	$1,974,641	$(1,288)	$(1,253,702)

Net decrease in assets resulting from operations	(986,472)	-	-		61	(986,533)

Stock-based compensation	132,000			132,000

Balance-December 31, 2009	(134,496)	32,467,484	325	2,106,641	(1,227)	(2,240,235)

Net decrease in assets resulting from operations	(407,426)	-	-	-	1,227	(408,653)

Balance-September 30, 2010 (unaudited)	$(541,922)	32,467,484	$325	$2,106,641	$-	$(2,648,888)

See notes to condensed financial statements

Blackhawk Capital Group BDC, Inc.
January 24, 2011

BLACKHAWK CAPITAL GROUP BDC INC.

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	NINE MONTHS ENDED SEPTEMBER 30,
	2010	2009

CASH FLOWS FROM OPERATING AND INVESTING ACTIVITIES:
Net investment loss and net decrease in assets resulting from operations	$(407,426)	$(814,283)
Adjustments to reconcile net investment loss and net decrease in assets to net cash (used in) provided by operating activities:
Unrealized gain on investments	(1,227)	(1,288)
Stock Based Compensation	-	132,000
Expenses paid by affiliate	8,484	-
Change in operating assets and liabilities:
Increase in accrued expenses	201,601	324,788
Decrease (increase) in prepaid expenses	17,278	(21,450)
Salaries payable	30,000	-
Rent payable to affiliate	14,000	-
Investment advisory fees	1,307	(1,669)
Purchase of Investments	-	(250,000)
Proceeds from sale and maturity of investments	76,350	654,024

NET CASH (USED IN) PROVIDED BY OPERATING AND NET CHANGE IN CASH	(59,633)	22,122

CASH AND EQUIVALENTS – BEGINNING OF PERIOD	59,715	172,797

CASH AND EQUIVALENTS – END OF PERIOD	$82	$194,919

SUPPLEMENTARY DISCLOSURE OF NON-CASH TRANSACTIONS
Expenses paid by affiliate	$8,484	$-

See notes to condensed financial statements

Blackhawk Capital Group BDC, Inc.
January 24, 2011

BLACKHAWK CAPITAL GROUP BDC INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2010
(Unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES

Business description

Blackhawk Capital Group BDC Inc. ("the Company" or “Blackhawk”) was incorporated in the State of Delaware on April 22, 2004.

On September 14, 2004, the Company filed a Form N-54A, Notification with the Securities and Exchange Commission (“SEC”) electing to become a business development company pursuant to Section 54(a) of the Investment Company Act of 1940.  As a business development company, Blackhawk is able to acquire interests in small private businesses, as well as non-dividend paying public companies.

Blackhawk attempts to locate and negotiate with eligible portfolio companies for Blackhawk to invest in, lend funds to, acquire an interest in and/or possibly manage.  Blackhawk offers managerial assistance to eligible portfolio companies in which it invests.

Basis of presentation

These interim financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and pursuant to the requirements for reporting on Form 10-Q and Regulation S-X.  Accordingly, certain disclosures accompanying annual financial statements prepared in accordance with GAAP are omitted.  In the opinion of management, all adjustments, consisting solely of normal recurring accruals, considered necessary for the fair presentation of financial statements for the interim periods have been included.  The results of operations for the current period are not necessarily indicative of results that ultimately may be achieved for the year.  The interim unaudited financial statements and notes thereto were reviewed by an outside auditor and should be read in conjunction with the December 31, 2009 financial statements and notes thereto included in the Company’s Form 10-K as filed with the SEC.

The Company had a net decrease in assets resulting from operations for the three and nine-month periods ended September 30, 2010 of $88,679 and $407,426, respectively, and total net liabilities of $541,922 as of September 30, 2010.  Since inception, the Company’s operations have been principally funded by Regulation E offerings and The Concorde Group, Inc. (“Concorde”), a corporation controlled by the founder and an affiliate of the Company.    If the Company is unable to raise additional equity capital or if Concorde is unable to provide sufficient capital to the Company to fund its operational expenses, it would have an adverse impact on liquidity and operations.  Such uncertainty raises substantial doubt about the Company's ability to continue as a going concern.  The financial statements do not reflect any adjustment that might result from the outcome of this uncertainty.  The Company intends to raise capital and access the equity markets to raise cash to fund investment; however, there can be no assurance that the Company will be able to raise capital.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance which expands disclosure requirements relating to fair value measurements. The guidance adds requirements for disclosing amounts of and reasons for significant transfers into and out of Levels 1 and 2 and requires gross rather than net disclosures about purchases, sales, issuance and settlements relating to Level 3 measurements. The guidance also provides clarification that fair value measurement disclosures are required for each class of assets and liabilities. Disclosures about the valuation techniques and inputs used to measure fair value for measurements that fall in either Level 2 or Level 3 are also required. The Company adopted the provisions of the guidance as of March 31, 2010. Disclosures are not required for earlier periods presented for comparative purposes. The new guidance affects disclosures only and therefore, the adoption had no impact on the Company’s results of operation or financial position.

Revenue recognition

•	Unrealized gain and losses resulting from the change in the valuation of investments are reflected in the condensed statement of operations.

•	Interest income is recorded on the accrual basis.

•	Realized gains or losses on investments are recorded on a trade date basis using the specific identification method.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted principles accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during each reporting period.  Actual results could differ from those estimates.  Significant estimates include the valuation of investments and the valuation allowance for deferred tax assets.

Investments

The Company's investments are carried at fair value.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Cash and cash equivalents

The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

Net loss per common share

Basic earnings (loss) per share is computed solely on the weighted average number of common shares outstanding during the period.  Diluted earnings (loss) per share reflects all potential dilution of common stock as applicable.

The following table provides basic and diluted earnings (loss) per share for the three months ended September 30, 2010 and 2009:

	Net Loss	Weighted Average Shares	Basic and Diluted Loss Per Share

Three Months Ended September 30, 2010	$(88,679)	32,467,484	$(0.00273)

	Net Loss	Weighted Average Shares	Basic and Diluted Loss Per Share

Three Months Ended September 30, 2009	$(217,845)	32,467,484	$(0.00671)

The following table provides Basic and Diluted earning (loss) per share for the nine months ended September 30, 2010 and 2009:

	Net Loss	Weighted Average Shares	Basic and Diluted Loss Per Share

Nine Months Ended September 30, 2010	$(407,426)	32,467,484	$(0.01255)

Nine Months Ended September 30, 2009	$(814,283)	32,467,484	$(0.02508)

For the three and nine months ended September 30, 2010 and 2009, 600,000 shares attributable to stock options were excluded from the calculation of diluted EPS because the effect was anti-dilutive.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

2. INCOME TAXES

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amount and the tax bases of assets and liabilities.  The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based upon historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences.

As of September 30, 2010, total deferred tax assets aggregated approximately $1,142,000 and consist principally of net operating loss carry forwards and capitalized start up costs, which were fully reserved based on the likelihood of realization.  The net operating loss will expire by 2029.

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.  The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.  As of September 30, 2010 and December 31, 2009, the Company has not recorded any unrecognized tax benefits.  The Company's policy is to recognize interest and penalties in general and administrative expense.

The tax years 2006 through 2009 remain open to examination by the major tax jurisdictions to which the Company is subject.

The U.S. federal income tax cost basis of the Company's investments at September 30, 2010 and December 31, 2009, was $250,000 and $326,350, respectively, and net unrealized depreciation for U.S. Federal income tax purposes was $0 (gross unrealized depreciation and appreciation each of $0) and $1,227 (gross unrealized depreciation of $1,227 and gross unrealized appreciation of $0) at September 30, 2010 and December 31, 2009, respectively.

3. FAIR VALUE MEASUREMENT

The Company carries its investments at fair value.  Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date).  Fair value measurements are not adjusted for transaction costs.  A fair value hierarchy consists of three levels that are used to prioritize inputs to fair value techniques:

•	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•
Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Investments whose values are based on quoted market prices in active markets, and whose values are therefore classified as Level 1, consist of active listed equities.

Investments that trade in markets that are not considered to be active, but whose values are based on quoted market prices, dealer quotations or valuations provided by alternative pricing sources supported by observable inputs are classified as Level 2.  These generally include certain U.S. government obligations and investment-grade corporate bonds.

Investments whose values are classified as Level 3 have significant unobservable inputs, as they may trade infrequently or not at all.  Investments whose values are classified as Level 3 generally include private investments.  When observable prices are not available for these securities, the Company uses one or more valuation techniques (e.g., the market approach or the income approach) for which sufficient and reliable data is available.

Within Level 3 of the fair value hierarchy, the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of the net present value of estimated future cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors.

The inputs used by the Company in estimating the value of investments classified as Level 3 may include the original transaction price, quoted prices for similar securities or assets in active markets, completed or pending third-party transactions in the underlying investment or comparable issuers, and changes in financial ratios or cash flows.

The values assigned to investments are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such differences could be material.  Furthermore, the ultimate realization of such amounts depends on future events and circumstances and therefore valuation estimates may differ from the value realized upon disposition of individual positions.

The carrying values and estimated fair values of the Company's financial instruments for the periods presented are as follows:

Blackhawk Capital Group BDC, Inc.
January 24, 2011

	Total Value	Quote Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
September 30, 2010
Financial Assets
Membership Interest in LLC	$250,000			$250,000
Total Financial Assets	$250,000			$250,000
December 31, 2009:
Financial Assets
Notes	$75,123	-	$75,123	$-
Membership Interest in LLC	250,000		-	250,000
Total Financial Assets	$325,123	-	$75,123	$250,000

The following table presents additional information about assets measured at fair value using Level 3 inputs for the three and nine months ended September 30, 2010:

Membership Interest In LLC
Balance as of January 1, 2010	$250,000
Purchases	-
Balance as of September 30, 2010	$250,000

There was no change in the unrealized gain/(losses) in earnings of the Company's Level 3 assets still held at September 30, 2010.

In the normal course of its business, the Company’s investments may be subject to the following risks:

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments.

Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive investments will increase or decrease because of changes in interest rates.  Generally the value of fixed income securities will change inversely with changes in interest rates.  As interest rates rise, the fair value of fixed income securities tends to decrease.  Conversely, as interest rates fall, the fair value of fixed income securities tends to increase.  This risk is generally greater for long-term securities than for short-term securities.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations.  In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its obligations, including inability to sell investments quickly or at close to fair value.

4. RELATED PARTY TRANSACTIONS

The Company shares office space and other administrative functions with Concorde.  The Board voted to start paying Concorde monthly rent of $4,000 beginning January 1, 2009.  Rent incurred in each of the three and nine months ended September 30, 2010 and 2009 amounted to $12,000 and $36,000, respectively. At September 30, 2010, $14,000 was due to Concorde.

Due to affiliate of $8,484 at September 30, 2010 represents expenses paid by Concorde on behalf of the Company.

5. INVESTMENT ADVISORY AGREEMENTS

Pursuant to an investment advisory management agreement dated October 31, 2006, Blackhawk engaged Barak Asset Management, LLC (“Barak”), a Delaware limited liability company who is an investment adviser registered under the Investment Advisers Act of 1940 (“Advisers Act”), to serve as an investment adviser to Blackhawk and manage its portfolio of investments.  The agreement is for a one-year term and extendable for one year periods.  The term of this agreement was extended to October 31, 2011.  Any one-year extension of the Barak agreement must be approved by (a) the vote of the Company’s board of directors, or the vote of a majority of the Company’s outstanding voting securities, and (b) the vote of the majority of the Company’s independent directors.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Investment advisory fees are calculated based upon the average cash value of assets at the end of each quarter including the value of any withdrawals from the assets made during that quarter ranging from 0.05% to 0.22% of assets managed.  Fees are billed and payable quarterly in arrears (or a prorated period when applicable).

For the three and nine months ended September 30, 2010 and 2009, the Company incurred fees in the amount of $2,263 and $2,188, respectively, and $7,104 and $12,030, respectively.

6. ACCRUED EXPENSES

Accrued expenses at September 30, 2010 and December 31, 2009 consist principally of legal fees.

7. STOCKHOLDERS’ EQUITY

During the nine months ended September 30, 2010 and for the year ended December 31, 2009, the Company did not sell or issue any shares of Common Stock.

8. FINANCIAL HIGHLIGHTS

The following is a schedule of financial highlights for the nine months ended September 30, 2010 and 2009, and the year ended December 31, 2009.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

	NINE MONTHS ENDED September 30, 2010 (unaudited)	NINE MONTHS ENDED September 30, 2009 (unaudited)	YEAR ENDED DECEMBER 31, 2009

Per Share Data:
Net asset (liability) value – beginning of period	$(0.00414)	$0.02218	$0.02218
Net investment loss[1]	(0.01259)	(0.02512)	(0.03039)
Net change in unrealized gain (loss) [1]	0.00004	0.00410	0.00407
Net asset/(liability) value – end of period	$(0.01669)	$0.00116	$(0.00414)

Total return based on net asset value [2]	(303)%	(95)%	(119)%

Common shares outstanding – end of period	32,467,484	32,467,484	32,467,484
Ratio/Supplemental Data:
Net assets/(liabilities) – end of period	$(541,922)	$37,693	$(134,496)

Ratio of net investment loss to average net assets[3]	[4 ]	(294)%	(334)%

Ratio of operating expenses to average net assets[3]	[4 ]	296%	336%
Portfolio turnover rate	0%	100%	100%

1	Calculated based on weighted average shares outstanding during period.

2
Total returns for periods of less than one year not annualized.  The rate of return for each period was calculated by taking the difference between the ending and beginning net asset value and dividing this difference by the beginning net asset  value.

3	Annualized for periods less than one year.

4	Ratio was not presented as it is not considered meaningful because the Company had a net liability throughout the reporting period.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

9. STOCK OPTION PLAN; STOCK-BASED COMPENSATION

In December 2008, the stockholders approved the Company's Stock Option Plan ("Stock Option Plan") which provides for 3,000,000 shares of common stock available for grant, of which 2,500,000 are reserved for incentive stock options, to the Company's officers, directors and key employees.  A grant must be approved by the stock option committee of the Company (“Committee”).

The Committee may grant either incentive stock options (for purposes of Section 422 of the Internal Revenue Code of 1986, as amended), or nonqualified stock options.  Except as described below for incentive stock options, the Committee generally has the discretion to determine the persons to whom stock options will be granted, the number of shares subject to such options, the exercise prices of such options, the vesting schedules with respect to such options, the terms of such options, as well as the period, if any, following a participant's termination of service during which such option may be exercised, and the circumstances in which all or a portion of an option may become immediately exercisable or be forfeited.

All rights to exercise options shall terminate three (3) months after any optionee ceases to be an officer, director or a key employee of the Company except as otherwise provided by the Committee in an option agreement, and no options will vest after an optionee's termination date.  If any officer or key employee is terminated by the Company for cause, his or her options shall be forfeited immediately.  Notwithstanding the foregoing, however, where an optionee's service as a director, officer or key employee of the Company terminates as a result of the optionee's death or his total and permanent disability, the optionee or the executors or administrators or distributees of the estate, as the case may be, shall have the right, from time to time within one year after the optionee's total and permanent disability or death and prior to the expiration of the term of the option, to exercise any portion of the option not previously exercised, in whole or in part, as provided in the respective option agreement.

In the discretion of the Committee the price due upon exercise of an option may be paid in cash or in shares of our common stock valued at their then current fair market value, or a combination of both. Shares delivered in payment of such price may be shares acquired by prior exercises of options or otherwise, in the Committee's discretion.  Also in the discretion of the Committee, a participant may exercise an option as to only a part of the shares covered thereby and then, in an essentially simultaneous transaction, use the shares so acquired in payment of the exercise price for additional option shares.

Holders of options shall have no rights as shareholders unless and until such options are exercised and shares are delivered to such persons in accordance with the Stock Option Plan.

Incentive stock options may be granted only to persons who are employees (including directors who are also employees but excluding non-employee directors).  Generally, incentive stock options must be granted within ten years of the date the Stock Option Plan is adopted, and the term of any incentive stock option may not exceed ten years.  Furthermore, the aggregate fair market value of shares of Common Stock with respect to which any incentive stock options are exercisable for the first time by a participant during any calendar year may not exceed $100,000.  Furthermore, the exercise price of incentive stock options must be at least 100% of the fair market value of the Common Stock at the time the incentive stock option is granted, except in the case of incentive stock options granted to any individual who owns more than 10% of the total combined voting power of all classes of our stock, in which case the exercise price of incentive stock options must be at least 110% of the fair market value of the Common Stock at the time of grant.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

The Company accounts for stock-based payments by regarding stock-based compensation expense in the statement of operations over the vesting period based on the fair value of the award at the grant date.

The following table summarizes activity under the Company's stock option plans for the nine months ended September 30, 2010:

	Shares Under Options	Weighted Average Exercise Price	Remaining Contractual Life (In Years)	Aggregate Intrinsic Value

Outstanding at beginning of period	600,000	$0.40
Grants
Exercised	—	—
Forfeited	—	—
Outstanding at end of period	600,000	$0.40	8.33	$0
Exercisable at end of period	600,000	$0.40	8.33	$0

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the closing price of the Company's common stock.  As of September 30, 2010, there were no options outstanding to purchase shares with an exercise price below the quoted price of the Company's common stock.

There were no stock options granted during the three months ended September 30, 2010.  The weighted average fair value at date of grant for options granted during the three months ended September 30, 2009 was $.22.  The Company recorded $132,000 of compensation expense for the nine months ended September 30, 2009.  Estimated unrecognized stock-based compensation relating to stock options as of September 30, 2010 is $0.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

10.  OTHER

Employment Agreement.  On January 30, 2009, the Company entered into an Employment Agreement with Craig A. Zabala ("Zabala"), founder, Chairman, President and Chief Executive Officer, and acting Chief Financial Officer and Chief Compliance Officer, of the Company.

The term of the Employment Agreement is three (3) years (“Employment Period”).  The Employment Period will be automatically renewed for one (1) additional year each year unless ninety (90) calendar days prior to the end of the term, the Company advises Zabala in writing that it does not wish to extend the Employment Period for an additional year.

Pursuant to the Employment Agreement, Zabala serves as President and Chief Executive Officer of the Company, provided that if the Company hires and/or enters into an employment agreement with any executive who serves as President and Chief Operating Officer of the Company, Zabala shall resign his position as President, but would keep his position as Chief Executive Officer.  Zabala also agrees to serve as acting Chief Financial Officer and acting Chief Compliance Officer until the Company retains employees for such positions.  The Employment Agreement also permits Zabala to perform work for Concorde and another affiliate, provided that such work does not compete with the business and business opportunities of the Company.

Zabala receives a base annual salary of $60,000 under the Employment Agreement.  Each year, the Board of Directors may increase the base salary in its discretion.  In the event that the Company sold a minimum of $3,000,000 of shares of its common stock in its 2009 private placement offering ("Offering") under Rule 506 under Regulation D under the Securities Act, the Company would have had to increase Zabala's annual base salary to $250,000 and pay him a $50,000 bonus (which bonus could have been increased proportionately if the Company raised more than $3,000,000 in the Offering but the amount of the bonus would not have been greater than $100,000).  If the minimum amount is not raised in the Offering, Zabala's base salary remains at $60,000.  The Offering was terminated on December 14, 2009 with no shares being sold and consequently Dr. Zabala was not paid any bonus and did not receive a salary increase.

The Employment Agreement terminates upon the earliest to occur of (i) Zabala's death or disability; (ii) cause or non-cause termination of Zabala by the Company; (iii) a termination by Zabala for "good reason" or Zabala resigns from the Company without "good reason" or (iv) Zabala is replaced as President and Chief Executive Officer of the Company (except if another executive is hired as President and Chief Operating Officer).

Blackhawk Capital Group BDC, Inc.
January 24, 2011

If Zabala is terminated without cause, or if he resigns for "good reason," he would receive accrued salary and bonuses, if any, to the end of the employment term.  In addition, if Zabala is terminated without cause or if he resigns for "good reason," the Company must pay to Concorde rental payments of $4,000 per month from April 2004 until the month Zabala is terminated without cause or resigns for "good reason."  If he is terminated for cause, he is not entitled to any rights or compensation under the Employment Agreement, provided that the Company must make the $4,000 monthly rental payment to its affiliate Concorde.  If Zabala is terminated in the event of death or disability, or he resigns without "good reason," he shall only be entitled to receive accrued and unpaid base salary and benefits through the date of his employment termination.  If the Company hires a replacement for Zabala who does not serve as President and Chief Operating Officer, but serves as Chief Executive Officer, Zabala would be entitled to the benefits above for a non-cause termination.

Stock Option Grant.  Pursuant to the Employment Agreement, Zabala was granted 600,000 options to purchase shares of Common Stock at an exercise price of $0.40 per share (above the market value of $0.22 on date of grant) which expires on February 1, 2019.  The options were fully vested upon issuance.

Macromarkets Investment.  On January 12, 2009, Blackhawk entered into a Voting Capital Interests Purchase Agreement ("Purchase Agreement") with MacroMarkets LLC, a Delaware limited liability company ("MacroMarkets").  Pursuant to the Purchase Agreement, Blackhawk purchased a five percent (5%) membership interest in MacroMarkets for $250,000 and Craig A. Zabala, Chairman and Chief Executive Officer of Blackhawk, was appointed a non-voting board member of MacroMarkets.  The Purchase Agreement contains standard representations, warranties and indemnification provisions.  The transaction closed on January 12, 2009.  Blackhawk used funds from working capital to make the equity investment.

11. SUBSEQUENT EVENT

On December 9, 2010, the Company entered into an interim employment agreement ("Interim Agreement") with Walter V. E. Parker ("Executive").  The term of the Interim Agreement is the first to occur of one year from the execution of the Interim Agreement or 90 days after final closing of Blackhawk's $5,000,000 (maximum) common stock offering under Regulation E of the Securities Act of 1933 ("Offering") when the Company will execute a formal employment agreement with the Executive ("Formal Agreement").  The purpose of the Interim Agreement is to have a President in place at the Company while the Company conducts its Regulation E Offering (as defined herein) who can assist with selling shares in the Offering and conducting the business and operations of the Company.  The Board of Directors of the Company approved the interim agreement on December 6, 2010 by unanimous written consent.

Under the Interim Agreement, the Executive shall serve as President and will be paid a base salary of $10,000 for the first six months and $15,000 for the remainder of the term.  His salary accrues, however, until the Company raises $1,000,000 in the Offering.  He also receives the following stock options pursuant to the Company's Stock Option Plan and approval by the Company's Stock Option Committee: (a) upon $1,000,000 being raised in the Offering, 250,000 options at an exercise price of $0.40 per share; (b) upon the next $1,000,000 being raised in the Offering, an additional 250,000 options at the exercise price of $0.40; (c) upon the next $1,000,000 being raised in the Offering, an additional 200,000 options at the exercise price of $0.40; and (d) upon the next $1,000,000 being raised in the Offering, an additional 200,000 options at the exercise price of $0.40 per share. Until the Formal Agreement is entered into by the Company and the Executive, if the Executive is terminated for any reason other than cause and the Company has placed at least $1,500,000 of the Offering, he receives the greater of accrued salary to date or $100,000 severance payment and his options granted to date vest.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Stockholders and Board of Directors
Blackhawk Capital Group BDC, Inc.

We have audited the accompanying statements of assets and liabilities of Blackhawk Capital Group BDC, Inc. (the "Company") as of December 31, 2009 and 2008, including the schedule of investments as of December 31, 2009, and the related statements of operations, changes in net assets, stockholders' equity (capital deficit), and cash flows for each of the years in the three-year period ended December 31, 2009 and the financial highlights for each of the years in the four-year period ended December 31, 2009.  These financial statements and financial highlights are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Blackhawk Capital Group BDC, Inc. as of December 31, 2009 and 2008, the results of its operations, the changes in its net assets, and its cash flows for each of the years in the three-year period ended December 31, 2009 and the financial highlights for each of the years in the four-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1, the Company has liabilities in excess of assets at December 31, 2009 and may not be able to fund operating expenses without additional capital and/or loans.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to these matters is also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Eisner LLP
New York, New York
March 30, 2010

Blackhawk Capital Group BDC, Inc.
January 24, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Blackhawk Capital Group BDC Inc.
New York, New York

We have audited the accompanying statements of operations, changes in net assets, stockholders’ equity and cash flows of Blackhawk Capital Group BDC Inc. for the year ended December 31, 2005 (which statements are not presented herein) and the financial highlights for the year then ended.  These financial statements and financial highlights are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, Blackhawk Capital Group BDC Inc.’s results of operations, and its cash flows, changes in stockholders’ equity and the changes in its net assets for the year ended December 31, 2005 and its financial highlights for the year then ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Paritz & Company, P.A.

Hackensack, New Jersey
March 27, 2006

Blackhawk Capital Group BDC, Inc.
January 24, 2011

BLACKHAWK CAPITAL GROUP BDC INC.

STATEMENTS OF ASSETS AND LIABILITIES

	—— December 31, ——
	2009	2008

ASSETS
Investments at fair value (cost $326,350 and $654,025)	$325,123	$652,737
Cash and cash equivalents	59,715	172,797
Prepaid expenses	17,278	12,544
TOTAL ASSETS	$402,116	$838,078

LIABILITIES
Accrued expenses	$536,612	$118,102
TOTAL LIABILITIES	536,612	118,102

NET (LIABILITIES) ASSETS
Common stock, par value $.00001 per share 1,000,000,000 shares authorized, 32,467,484 shares issued and outstanding in 2009, 2008, respectively	325	325
Additional paid-in capital	2,106,641	1,974,641
Accumulated net investment loss	(2,240,235)	(1,253,702)
Net unrealized loss on investment	(1,227)	(1,288)
TOTAL NET (LIABILITIES) ASSETS	(134,496)	719,976

TOTAL LIABILITIES AND NET(LIABILITIES) ASSETS	$402,116	$838,078

NET (LIABILITY) ASSET VALUE PER COMMON SHARE	$(0.00414)	$0.02218

See notes to financial statements

Blackhawk Capital Group BDC, Inc.
January 24, 2011

BLACKHAWK CAPITAL GROUP BDC INC.
SCHEDULE OF INVESTMENTS
DECEMBER 31, 2009

COMPANY	INVESTMENT	INITIAL ACQUISITION DATE	PRINCIPAL AMOUNT/ NUMBER OF UNITS	COST	FAIR VALUE	% OF TOTAL ASSETS
MacroMarkets LLC	Capital Interest	1/21/09	624,432	$250,000	$250,000	62.17
Caterpillar Fin. 4.15% due 1/15/10	Notes	10/13/09	$25,000	25,495	25,024	6.22
Citigroup 4.125% due 2/22/10	Notes	10/13/09	$25,000	25,421	25,100	6.24
Protective Life 4.05% due 1/15/10	Notes	10/13/09	$25,000	25,434	24,999	6.22
				$326,350	$325,123

See notes to financial statements

Blackhawk Capital Group BDC, Inc.
January 24, 2011

BLACKHAWK CAPITAL GROUP BDC INC.

STATEMENTS OF OPERATIONS

	YEAR ENDED DECEMBER 31,
	2009	2008	2007

INVESTMENT INCOME:
Interest income	$6,101	$17,613	$3,263

Total Investment Income	6,101	17,613	3,263

EXPENSES:
Compensation	232,222	-	-
Professional fees	607,540	380,835	366,147
Advisory fee	16,738	11,301	3,117
Consulting fees	25,000	-	-
Rent-related party	48,000	-	-
Filing fees	22,543	8,726	8,767
Insurance	34,292	20,851	21,053
Interest expense to affiliate	-	-	3,266
Other	6,299	989	4,829

TOTAL EXPENSES	992,634	422,702	407,179

NET INVESTMENT LOSS	(986,533)	(405,089)	(403,916)

UNREALIZED GAIN (LOSS) ON INVESTMENTS	61	(6,501)	5,213

NET DECREASE IN ASSETS RESULTING FROM OPERATIONS	$(986,472)	$(411,590)	$(398,703)

LOSS PER COMMON SHARE, BASIC AND DILUTED	$(0.03038)	$(0.01284)	$(0.01290)

WEIGHTED AVERAGE SHARES OUTSTANDING, BASIC AND DILUTED	32,467,484	32,067,532	30,896,792

See notes to financial statements

Blackhawk Capital Group BDC, Inc.
January 24, 2011

BLACKHAWK CAPITAL GROUP BDC INC.

STATEMENTS OF CHANGES IN NET ASSETS

	—YEAR ENDED DECEMBER 31, —
	2009	2008	2007

NET DECREASE IN ASSETS FROM OPERATIONS
Net investment loss	$(986,533)	$(405,089)	$(403,916)
Unrealized gain (loss) on investments	61	(6,501)	5,213
NET DECREASE IN ASSETS RESULTING FROM OPERATIONS	(986,472)	(411,590)	(398,703)

CAPITAL STOCK TRANSACTIONS:
Proceeds from common stock sold	-	1,298,112	525,001
Conversion of notes and advances to affiliate into common stock	-	-	132,891
Offering costs	-	(129,311)	-
Stock based compensation	132,000	-	-

NET INCREASE IN ASSETS FROM CAPITAL STOCK TRANSACTIONS	132,000	1,168,801	657,892

TOTAL (DECREASE) INCREASE IN NET ASSETS	(854,472)	757,211	259,189

NET ASSETS (LIABILITIES) – BEGINNING OF YEAR	719,976	(37,235)	(296,424)

NET (LIABILITIES) ASSETS – END OF YEAR	$(134,496)	$719,976	$(37,235)

See notes to financial statements

Blackhawk Capital Group BDC, Inc.
January 24, 2011

BLACKHAWK CAPITAL GROUP BDC INC.
STATEMENTS OF NET (LIABILITIES) ASSETS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

		——COMMON STOCK——
	TOTAL	SHARES	AMOUNT	ADDITIONAL PAID-IN CAPITAL	NET UNREALIZED APPRECIATION ON INVESTMENT	ACCUMULATED NET INVESTMENT LOSS
Balance – December 31, 2006	$(296,424)	30,511,481	$305	$147,968	$-	$(444,697)

Net decrease in assets resulting from operations	(398,703)	-	-		5,213	(403,916)

Sale of stock pursuant to offering plan (at $1.00 per share)	525,001	525,000	6	524,995	-	-

Conversion of amount owed to affiliate (at $1.00 per share)	132,891	132,891	1	132,890	-	-

Balance-December 31,2007	(37,235)	31,169,372	312	805,853	5,213	(848,613)

Net decrease in assets resulting from operations	(411,590)				(6,501)	(405,089)

Sale of stock pursuant to offering plan (at $1.00 per share)	1,298,112	1,298,112	13	1,298,099	-	-

Offering costs	(129,311)	-	-	(129,311)	-	-

Balance-December 31,2008	719,976	32,467,484	325	1,974,641	(1,288)	(1,253,702)

Net decrease in assets resulting from operations	(986,472)	-	-	-	61	(986,533)

Stock-based compensation	132,000	-	-	132,000	-	-

Balance - December 31, 2009	$(134,496)	32,467,484	$325	$2,106,641	$(1,227)	$(2,240,235)

See notes to financial statements

Blackhawk Capital Group BDC, Inc.
January 24, 2011

BLACKHAWK CAPITAL GROUP BDC INC.
STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31,
	2009	2008	2007
CASH FLOWS FROM OPERATING AND INVESTING ACTIVITIES:
Net decrease in assets resulting from operations	$(986,472)	$(411,590)	$(398,703)
Adjustments to reconcile net decrease in assets to net cash used in operating and investing activities:
Unrealized (gain) loss on investments	(61)	6,501	(5,213)
Stock Based Compensation	132,000
Change in:
Increase (decrease) in accrued expenses	418,510	(180,156)	104,323
(Decrease) increase in prepaid expenses	(4,734)	(4,000)	455
Purchase of Investments	(326,350)	(2,379,209)	(391,226)
Proceeds from sale and redemption of investments	654,025	1,968,000	151,676
NET CASH USED IN OPERATING AND INVESTING ACTIVITIES	(113,082)	(1,000,454)	(538,688)
CASH FLOWS FROM FINANCING ACTIVITIES:
Offering costs	-	(129,311)	-
Proceeds from the issuance of stock	-	1,298,112	525,001
Advance from affiliated company	-	-	17,500

NET CASH PROVIDED BY FINANCING ACTIVITIES	-	1,168,801	542,501

NET (DECREASE) INCREASE IN CASH	(113,082)	168,347	3,813

CASH AND EQUIVALENTS – BEGINNING OF YEAR	172,797	4,450	637

CASH AND EQUIVALENTS – END OF YEAR	$59,715	$172,797	$4,450

Non-cash financing activities:
Conversion of amount due affiliated company into Common stock	$-	$-	$132,891

See notes to financial statements

Blackhawk Capital Group BDC, Inc.
January 24, 2011

BLACKHAWK CAPITAL GROUP BDC INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

1.	SIGNIFICANT ACCOUNTING POLICIES

Business description

Blackhawk Capital Group BDC Inc.  (“the Company” or “Blackhawk”) was incorporated in the State of Delaware on April 22, 2004.

On September 20, 2004 the Company filed a Form N-54A, Notification with the Securities and Exchange Commission (“SEC”) electing to become a Business Development Company pursuant to Section 54(a) of the Investment Company Act of 1940.  As a business development company, Blackhawk is able to acquire interests in small private businesses, as well as non-dividend paying public companies.

Blackhawk attempts to locate and negotiate with eligible portfolio companies for Blackhawk to invest in, lend funds to, acquire an interest in and/or possibly manage.  Blackhawk offers managerial assistance to eligible portfolio companies in which it invests.

Basis of presentation

The financial statements have been prepared in accordance with the presentation requirements of the FASB Accounting Standards codification Topic 946, Financial Services - Investment Companies and pursuant to the requirements for reporting on Form 10-K and Regulation S-X.

The Company had a decrease in net assets resulting from operations for the year ended December 31, 2009 of $986,472 and total net liabilities of $134,496 as of December 31, 2009.  Since inception, the Company's operations have been principally funded by Regulation E offerings and The Concorde Group, Inc. ("Concorde"), a corporation controlled by the founder and an affiliate of the Company.  The Company is currently trying to raise equity capital, although there can be no assurance such offering will be successful.  To the extent that current resources are not sufficient for the Company to pay its obligations as they become due, Concorde has agreed to provide sufficient capital to the Company to subsidize operational expenses to operate through January 1, 2011 to the extent that Concorde has such capital available and may lend it to Blackhawk.  If the Company is unable to raise equity capital or if Concorde is unable to provide sufficient capital to the Company to fund its operational expenses, it would have an adverse impact on liquidity and operations.  Such uncertainty raises substantial doubt about the Company's ability to continue as a going concern.  The financial statements do not reflect any adjustment that might result from the outcome of this uncertainty.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Uses of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during each reporting period.  Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amount and the tax basis of assets and liabilities.  The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance when it is not more likely than not that such assets will be realized.

As of December 31, 2009, net deferred tax assets aggregated approximately $958,000, which was fully reserved based on the likelihood of realization.

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.  The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.  As of December 31, 2009 and December 31, 2008, the Company has not recorded any unrecognized tax benefits.  The Company's policy is to recognize accrued interest and penalties in general and administrative expense.

The tax years 2006 through 2009 remain open to examination by the major tax jurisdictions to which the Company is subject.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Revenue recognition

Unrealized gain and losses resulting from the change in the valuation of investments are reflected in the statements of operations.

Interest income is recorded on the accrual basis.

Realized gains or losses on investments are recorded on a trade date basis using the specific identification method.

Investments

The Company's investments are carried at fair value.

Net loss per common share

Basic earnings (loss) per share is computed solely on the weighted average number of common shares outstanding during the period.  Diluted earnings (loss) per share reflects all potential dilution of common stock as applicable.

The following table provides Basic and diluted earnings (loss) per share for the years ended December 31, 2009 and 2008 and 2007:

Blackhawk Capital Group BDC, Inc.
January 24, 2011

	Net Loss	Weighted Average Shares	Basic and Diluted Loss Per share
Year Ended December 31, 2009
	$(986,472)	32,467,484	$(0.03038)

	Net Loss	Weighted Average Shares	Basic and Diluted Loss Per share
Year Ended December 31, 2008
	$(411,590)	32,067,532	$(0.01284)

	Net Loss	Weighted Average Shares	Basic and Diluted Loss Per share
Year Ended December 31, 2007
	$(398,703)	30,896,792	$(0.01290)

For the year ended December 31, 2009, 600,000 shares attributable to stock options were excluded from the calculation of diluted loss per share because the effect was anti-dilutive.  There were no potential dilutive securities outstanding in 2008 and 2007.

2.	STOCKHOLDERS’ EQUITY

During 2007, pursuant to a Regulation E Offering, the Company sold and exchanged an aggregate of 657,891 shares of common stock, $.00001 par value per share ("Common Stock"), at a purchase price of $1.00 per share.  The Company issued $525,500 shares for $525,001.  In addition, the Company issued to Concorde, an affiliate and the largest stockholder of the Company, 132,891 shares in exchange for (x) $107,391 in a convertible note (consisting of $100,000 in principal and $7,391 in accrued and unpaid interest) owed by the Company to Concorde and issued on August 1, 2006 and (y) $25,500 in a convertible note owed by the Company to Concorde and issued on May 29, 2007.  The conversion price for both of these notes was $1.00 per share of Common Stock.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

During 2008, pursuant to a Regulation E Offering, the Company sold an aggregate of 1,298,112 shares of Common Stock, at a purchase price of $1.00 per share for aggregate proceeds of $1,168,801, net of expense of $129,311.

During 2009, the Company did not sell any shares of its Common Stock or any other equity security.

3.	INCOME TAXES

The net deferred tax asset in the accompanying table include the following amounts of deferred tax assets and liabilities:

Deferred Tax Assets	2009	2008
Capitalized Startup Costs	$594,000	$564,000
Net Operating Loss	364,000	-
	958,000	564,000
Valuation Allowance	(958,000)	(564,000)
Net Deferred Tax Asset	$-	$-

The deferred tax assets represent the benefit of its capitalized startup costs and the net operating loss carry forward.  The net operating loss will expire by 2029.  The Company has provided a full valuation allowance for such deferred tax assets based on the likelihood of realization.

The difference between the statutory tax rate of 34% and the company's effective tax rate is due to the increase in the valuation allowance of $394,000 (2009), $182,000 (2008), and $182,000 (2007) and certain expenses not deductible for tax purposes.

4.	FAIR VALUE MEASUREMENT

The Company carries its investments at fair value.  Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date).  Fair value measurements are not adjusted for transaction costs.  A fair value hierarchy consists of three levels that are used to prioritize inputs to fair value techniques:

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Investments whose values are based on quoted market prices in active markets, and whose values are therefore classified as Level 1, consist of active listed equities.

Investments that trade in markets that are not considered to be active, but whose values are based on quoted market prices, dealer quotations or valuations provided by alternative pricing sources supported by observable inputs are classified as Level 2.  These generally include certain U.S. government obligations and investment-grade corporate bonds.

Investments whose values are classified as Level 3 have significant unobservable inputs, as they may trade infrequently or not at all.  Investments whose values are classified as Level 3 generally include private investments.  When observable prices are not available for these securities, the Company uses one or more valuation techniques (e.g., the market approach or the income approach) for which sufficient and reliable data is available.

Within Level 3 of the fair value hierarchy, the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of the net present value of estimated future cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors.

The inputs used by the Company in estimating the value of investments classified as Level 3 may include the original transaction price, quoted prices for similar securities or assets in active markets, completed or pending third-party transactions in the underlying investment or comparable issuers, and changes in financial ratios or cash flows.

The values assigned to investments are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such differences could be material.  Furthermore, the ultimate realization of such amounts depends on future events and circumstances and therefore valuation estimates may differ from the value realized upon disposition of individual positions.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

The carrying values and estimated fair values of the Company's financial instruments for the periods presented are as follows:

	Carrying Value	Quote Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2009:
Financial Assets
Notes	$75,123		$75,123
Membership Interest in LLC	250,000		-	$250,000
Total Financial Assets	$325,123		$75,123	$250,000
December 31, 2008:
Financial Assets
Notes	$652,737	-	$652,737	-
Total Financial Assets	$652,737	-	$652,737	-

The following table presents additional information about assets measured at fair value using Level 3 inputs for the year ended December 31, 2009:

Membership Interest In LLC
Balance as of January 1, 2009	$-
Purchases	250,000
Balance as of December 31, 2009	$250,000

There was no change in the unrealized gain/(losses) in earnings of the Company's Level 3 assets still held at December 31, 2009.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

In the normal course of its business, the Company’s investments may be subject to the following risks:

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments.

Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive investments will increase or decrease because of changes in interest rates.  Generally the value of fixed income securities will change inversely with changes in interest rates.  As interest rates rise, the fair value of fixed income securities tends to decrease.  Conversely, as interest rates fall, the fair value of fixed income securities tends to increase.  This risk is generally greater for long-term securities than for short-term securities.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations.  In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its obligations, including inability to sell investments quickly or at close to fair value.

5.	RELATED PARTY TRANSACTIONS

At December 31, 2006, the Company owed Concorde $8,000 of outstanding non-interest bearing borrowings and a demand convertible note in the principal amount of $100,000 bearing interest at 8.25% per annum.  The note was convertible after November 1, 2006 into common stock of the Company at a price of $11.00 per share or the price per share of the Company’s next Regulation E offering.

On May 29, 2007, Blackhawk issued a convertible note in the principal amount of $25,500 to Concorde.  The note evidenced a loan from Concorde to the Company for advances of $17,500 during 2007 together with $8,000 of the advances owed to Concorde as of December 31, 2006. The advances were used to fund a portion of expenses incurred by the Company consisting of legal fees and expenses, accounting fees and expenses, general and administrative expenses. The note was repayable upon demand and did not bear interest and was convertible into shares of common stock of the Company at a conversion rate of one share of common stock per $1.00 of principal amount of note converted, the price per share in the Company's Regulation E offering.  On June 4, 2007, pursuant to the terms of the notes, Concorde converted the $125,500 principal amount of the notes plus accrued interest of $7,391 into 132,891 shares of Common Stock at $1.00 of principal amount of note converted, the price per share in the Company's Regulation E offering.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Through December 31, 2008, the Company shared office space and other administrative functions with Concorde at no charge to the Company.  Commencing January 1, 2009, Concorde charged the Company monthly rent of $4,000.  Rent expense for the year ended December 31, 2009 amounted to $48,000.

6.	INVESTMENT ADVISORY AGREEMENT; CONSULTING AGREEMENT

Pursuant to an investment advisory management agreement dated October 31, 2006, Blackhawk engaged Barak Asset Management, LLC (“Barak”), a Delaware limited liability company who is an investment adviser registered under the Investment Advisers Act of 1940 (“Advisers Act”), to serve as an investment adviser to Blackhawk and manage its portfolio of investments.  The agreement was for a one-year term and extendable for one year periods.  The agreement with Barak was extended and expires on October 31, 2010.  Any one-year extension of the Barak agreement must be approved by (a) the vote of the Company’s board of directors, or the vote of a majority of the Company’s outstanding voting securities, and (b) the vote of the majority of the Company’s independent directors.

Investment advisory fees are calculated based upon the average cash value of assets at the end of each quarter including the value of any withdrawals from the assets made during that quarter ranging from 0.50% to 1.80% of assets managed.  Fees are billed and payable quarterly (or a prorated period when applicable).

For the year ended December 31, 2009 and 2008, the Company incurred fees to Barak in the amount of $16,738 and $11,301, respectively.

7.	ACCRUED EXPENSES

Accrued expenses at December 31, 2009 and 2008 consist principally of legal fees.

8.	STOCK OPTION PLAN

In December 2008, the stockholders approved the Company's Stock Option Plan ("Stock Option Plan") which provides for 3,000,000 shares of common stock available for grant, of which 2,500,000 shall be reserved for incentive stock options, to the Company's officers, directors and key employees.  A grant must be approved by the stock option committee of the Company (“Committee”).  As of December 31, 2009, one grant has been made under the Stock Option Plan.

The Committee may grant either incentive stock options (for purposes of Section 422 of the Internal Revenue Code of 1986, as amended), or nonqualified stock options.  Except as described below for incentive stock options, the Committee generally has the discretion to determine the persons to whom stock options will be granted, the number of shares subject to such options, the exercise prices of such options, the vesting schedules with respect to such options, the terms of such options, as well as the period, if any, following a participant's termination of service during which such option may be exercised, and the circumstances in which all or a portion of an option may become immediately exercisable or be forfeited.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

All rights to exercise options shall terminate three (3) months after any optionee ceases to be an officer, director or a key employee of the Company except as otherwise provided by the Committee in an option agreement, and no options will vest after an optionee's termination date.  If any officer or key employee is terminated by the Company for cause, his or her options shall be forfeited immediately.  Notwithstanding the foregoing, however, where an optionee's service as a director, officer or key employee of the Company terminates as a result of the optionee's death or his total and permanent disability, the optionee or the executors or administrators or distributees of the estate, as the case may be, shall have the right, from time to time within one year after the optionee's total and permanent disability or death and prior to the expiration of the term of the option, to exercise any portion of the option not previously exercised, in whole or in part, as provided in the respective option agreement.

In the discretion of the Committee the price due upon exercise of an option may be paid in cash or in shares of our common stock valued at their then current fair market value, or a combination of both. Shares delivered in payment of such price may be shares acquired by prior exercises of options or otherwise, in the Committee's discretion.  Also in the discretion of the Committee, a participant may exercise an option as to only a part of the shares covered thereby and then, in an essentially simultaneous transaction, use the shares so acquired in payment of the exercise price for additional option shares.

Holders of options shall have no rights as shareholders unless and until such options are exercised and shares are delivered to such persons in accordance with the Stock Option Plan.

Incentive stock options may be granted only to persons who are employees (including directors who are also employees but excluding non-employee directors).  Generally, incentive stock options must be granted within ten years of the date the Stock Option Plan is adopted, and the term of any incentive stock option may not exceed ten years.  Furthermore, the aggregate fair market value of shares of Common Stock with respect to which any incentive stock options are exercisable for the first time by a participant during any calendar year may not exceed $100,000.  Furthermore, the exercise price of incentive stock options must be at least 100% of the fair market value of the Common Stock at the time the incentive stock option is granted, except in the case of incentive stock options granted to any individual who owns more than 10% of the total combined voting power of all classes of our stock, in which case the exercise price of incentive stock options must be at least 110% of the fair market value of the Common Stock at the time of grant.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

9.	STOCK-BASED COMPENSATION

The Company accounts for stock-based payments by recording stock-based compensation expense in the statement of operations over the vesting period based on the fair value of the award at the grant date.

The following table summarizes activity under the Company's stock option plans for the year ended December 31, 2009:

	Shares Under Options	Weighted Average Exercise Price	Remaining Contractual Life (In Years)	Aggregate Intrinsic Value
Outstanding at beginning of period	-	-
Grants	600,000	$0.40
Exercised	-	-
Forfeited	-	-
Outstanding at end of period	600,000	$0.40	9.08	-
Exercisable at end of period	600,000	$0.40	9.08	-

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the closing price of the Company's common stock.  As of December 31, 2009, there were no options outstanding to purchase shares with an exercise price below the quoted price of the Company's common stock.

The fair value of stock options was determined at the date of grant and is charged to compensation expense over the vesting period of the options.  The fair value of options at date of grant was estimated using the Black-Scholes option pricing model utilizing the following assumptions:

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Year Ended December 31, 2009
Risk-free interest rate	1.88%
Expected option life in years	5
Expected stock price volatility	200%
Expected dividend yield	0%

The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.  The expected life was determined using the simplified method of the Company does not have sufficient historical stock option exercise experience on which to base the expected term.  Expected volatilities are based on historical volatility of the Company' common stock.  The Company has not paid any dividends in the past and does not expect to pay any in the near future.

The weighted average fair value at the date of grant for options granted during the year ended December 31, 2009 was $0.22.  The Company recorded $132,000 of compensation expense for the year ended December 31, 2009.  Estimated unrecognized stock-based compensation relating to stock options as of December 30, 2009 is $0.

10.	OTHER

Employment agreement:

On January 30, 2009, the Company entered into an Employment Agreement with Craig A. Zabala ("Zabala"), founder, Chairman, President and Chief Executive Officer, and acting Chief Financial Officer and Chief Compliance Officer, of the Company.

The term of the Employment Agreement is three (3) years (“Employment Period”).  The term will be automatically renewed for one (1) additional year each year unless ninety (90) calendar days prior to the end of the term, the Company advises Zabala in writing that it does not wish to extend the Employment Period for an additional year.

Pursuant to the Employment Agreement, Zabala serves as President and Chief Executive Officer of the Company, provided that if the Company hires and/or enters into an employment agreement with any executive who serves as President and Chief Operating Officer of the Company, Zabala shall resign his position as President, but would keep his position as Chief Executive Officer.  Zabala also agrees to serve as acting Chief Financial Officer and acting Chief Compliance Officer until the Company retains employees for such positions.  The Employment Agreement also permits Zabala to perform work for Concorde and another affiliate, provided that such work does not compete with the business and business opportunities of the Company.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Zabala will receive a base annual salary of $60,000 under the Employment Agreement.  Each year, the Board of Directors may increase the base salary in its discretion.  In the event that the Company sells a minimum of $3,000,000 of shares of its common stock in its current private placement offering ("Offering") under Rule 506 under Regulation D under the Securities Act of 1933, as amended (“Securities Act”), the Company shall increase Zabala's annual base salary to $250,000 and pay him a $50,000 bonus (which bonus may be increased proportionately if the Company raises more than $3,000,000 in the Offering but the amount of the bonus shall not be greater than $100,000).  If the minimum amount is not raised in the Offering, Zabala's base salary remains at $60,000.  As of December 31, 2009, the Company owed Mr. Zabala $60,000 under his Employment Agreement.

The Employment Agreement terminates upon the earliest to occur of (i) Zabala's death or disability; (ii) cause or non-cause termination of Zabala by the Company; (iii) a termination by Zabala for "good reason" or Zabala resigns from the Company without "good reason" or (iv) Zabala is replaced as President and Chief Executive Officer of the Company (except if another executive is hired as President and Chief Operating Officer).

If Zabala is terminated without cause, or if he resigns for "good reason," he would receive accrued salary and bonuses, if any, to the end of the employment term.  In addition, if Zabala is terminated without cause or if he resigns for "good reason," the Company must pay to Concorde rental payments of $4,000 per month from April 2004 until the month Zabala is terminated without cause or resigns for "good reason."  If he is terminated for cause, he is not entitled to any rights or compensation under the Employment Agreement, provided that the Company must make the $4,000 monthly rental payment to its affiliate Concorde.  If Zabala is terminated in the event of death or disability, or he resigns without "good reason," he shall only be entitled to receive accrued and unpaid base salary and benefits through the date of his employment termination.  If the Company hires a replacement for Zabala who does not serve as President and Chief Operating Officer, but serves as Chief Executive Officer, Zabala would be entitled to the benefits above for a non-cause termination.

Stock option grant:

Pursuant to the Employment Agreement, Zabala was granted 600,000 options to purchase shares of Common Stock at an exercise price of $0.40 per share (above market value) which expires on February 1, 2019. The options were fully vested upon issuance.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Placement Agent Agreements:

The Company retained placement agents to raise equity capital in a private placement offering the ("Offering") under Rule 506 of the Securities Act pursuant to placement agent agreements with John W. Loofbourrow Associates, Inc., Direct Access Partners, LLC, Lombardi & Co., Bentley Securities Corporation and Growthink Securities, Inc., respectively, dated July 8, July 20, July 27, August 3, and August 21, 2009, respectively ("Placement Agent Agreements").  All five of these agreements contain nearly identical terms.  The Placement Agents solicited interest from a limited number of potential investors who are "qualified institutional buyers" ("QIBs") as defined under Rule 144A under the Securities Act and "accredited investors" as defined under Regulation D under the Securities Act in connection with raising equity capital in the Offering.  There was no minimum amount to be raised by the Placement Agents for the Offering and the maximum amount was $250,000,000.  In return for the Placement Agent services, Blackhawk agreed to pay a Placement Agent a five percent (5%) placement fee for securities placed.  The Placement Agent Agreements commenced on the date of the agreement or, in the case of Bentley Securities Corporation, the day immediately thereafter, and terminated on the earliest to occur of: (i) ten calendar days after written notice is given to the Company by the Placement Agent of a potential investor purchasing at least 50,000,000 shares that will close on the purchase of the shares within five calendar days of the date of such written notice; (ii) 180 calendar days from the date of the agreement or, in the case of Bentley Securities Corporation, the day immediately thereafter; (iii) the date of closing and funding by an investor of a subscription agreement for a minimum of 50,000,000 shares; or (iv) ten calendar days after written notice is given to the Placement Agent by the Company that the Offering will be closed at the sole discretion of the Company (the "Term"), provided further that with respect to Bentley Securities Corporation, its placement agent agreement also terminated upon ten (10) days written notice by either party under the agreement and such termination right is included as a new (v) within the definition of "Term."

The Placement Agent Agreements contain customary indemnification and confidentiality provisions.  With the exception of the Bentley Securities Corporation Placement Agent Agreement, the Company's indemnification obligations under each agreement is limited to $25,000.  The Placement Agent Agreements also provide that for a period of one year (two years for the agreement with Growthink Securities, Inc.) from the termination date of the Placement Agent Agreements, if a Placement Agent enters into a selling group in any subsequent securities offerings of Blackhawk, then the Placement Agent shall receive additional financing fees if Blackhawk sells securities to those investors previously introduced by the Placement Agent.  The additional fees payable to the Placement Agent will be at the same rate as any underwriting or placement fees that are listed in any Blackhawk future offering memorandum or prospectus.

On December 14, 2009, the Company determined to terminate the offerings because no shares were sold.  As a result, the Company determined to raise up to $5,000,000 (1,000,000 shares of Common Stock at an offering price of $5.00 per share) pursuant to Regulation E under the Investment Company Act and the Securities Act.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

On December 14, 2009, Blackhawk entered into an amendment ("Amendment") of its Placement Agent Agreement with Growthink Securities, Inc.  On December 15, 2009, the Company entered into an Amendment of its Placement Agent Agreement with Bentley Securities Corporation and an Amendment of its Placement Agent Agreement with Direct Access Partners, LLC.  The purpose of each Amendment was to clarify, among other things, that: (a) the term "Offering" in each Placement Agent Agreement also included the Company's offering of up to 1,000,000 shares (5.00 per share) pursuant to Regulation E (the "Regulation E Offering") under the Investment Company Act and the Securities Act, and (b) that the Placement Agent receive a ten percent (10%) placement agent fee for shares sold in the Regulation E Offering.  Growthink Securities declined to participate in the Regulation E Offering.

On January 21, 2010, the Company announced that due to adverse market conditions it had not sold any shares of Common Stock in the Regulation E offering and that it was terminating its Regulation E offering.

Investment:

On January 12, 2009, Blackhawk entered into a Voting Capital Interests Purchase Agreement ("Purchase Agreement") with MacroMarkets LLC, a Delaware limited liability company ("MacroMarkets").  MacroMarkets develops financial products and new risk management tools on assets that are difficult to own and hedge.  Pursuant to the Purchase Agreement, Blackhawk purchased a five percent (5%) membership interest in MacroMarkets for $250,000 and Craig A. Zabala, Chairman and Chief Executive Officer of Blackhawk, was appointed a non-voting board member of MacroMarkets.  The Purchase Agreement contains standard representations, warranties and indemnification provisions.  The transaction closed on January 12, 2009. Blackhawk used funds from working capital to make the equity investment.
11.	FINANCIAL HIGHLIGHTS

The following is a schedule of financial highlights for the years ended December 31, 2009, 2008, 2007, 2006 and 2005.

	YEAR ENDED DECEMBER 31,
	2009	2008	2007	2006	2005
Per Share Data:
Net asset value – beginning of period	$0.02218	$(0.00119)	$(0.00972)	$0.00093	$0.00050

Net investment loss *	(0.03039)	(0.01263)	(0.01307)	(0.01371)	(0.00220)
Issuance of common stock	-	1.00000	1.00000	0.01000	0.00417
Net realized and unrealized gain(loss)**	0.00407	(0.96400)	(0.97840)	(0.00694)	(0.00154)

Net (liability) asset value – end of period	$(0.00414)	$0.02218	$(0.00119)	$(0.00972)	$0.00093

Total return based on net asset value	(119)%	(1,061)%	(135)%	(1,474)%	(440)%

Common shares outstanding – end of period***	32,467,484	32,467,484	31,169,372	30,511,481	23,626,781
Ratio/Supplemental Data:
Net (liabilities) assets – end of period	(134,496)	$719,976	$(37,235)	$(296,424)	$21,976

Ratio of net investment loss to average net assets	(334)%	(88)%	(813)%	(3,524)%	(91)%

Ratio of operating expenses to average net assets	336%	91%	819%	3,528%	94%

Blackhawk Capital Group BDC, Inc.
January 24, 2011

*             Calculated based on weighted average shares outstanding during period.

**	Net realized and unrealized gain(loss), per share, which is balancing amounts necessary to reconcile the change in net asset value per share with the other per share information presented.

***         Common shares outstanding are reduced by rescinded shares.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Exhibit 9(b)

Placement Agent Agreement

Odeon Capital Group LLC 750 Lexington Avenue 26th Floor New York, NY 10022 212-257-6970 212-504-3012 Fax
January 24, 2011
Blackhawk Capital Group BDC, Inc. 880 Third Avenue, 12th Floor New York, New York 10022 Attn: Dr. Craig A. Zabala, CEO

Dear Dr. Zabala:

This Agreement (this “Agreement”) will confirm the basis upon which Blackhawk Capital Group BDC, Inc. (the “Company”), a Delaware corporation and a business development company registered under the Investment Company Act of 1940, as amended, has engaged Odeon Capital Group, LLC (“Odeon”), a Delaware limited liability company, to provide placement agent, financial advisory and investment banking services in connection with the Offering (as defined below) and the Annual Services (as defined below).

Section 1

The Company hereby retains Odeon:

(a)                      to act as the exclusive placement agent to the Company with respect to a best efforts private placement transaction (a “Offering”), for the Company, pursuant to Section 4(2) of the Securities Act of 1933, as amended, and (i) Regulation D or (ii) Regulation E promulgated thereunder, of up to five million dollars ($5,000,000) of shares of the Company’s common stock, par value $0.00001 per share (the “Shares”).  The Company will not offer any of the Shares for sale to, or solicit any offers to buy from, any person or persons, whether directly or indirectly, otherwise than through Odeon.  The number and price of the Shares that the Company shall ultimately agree to sell is entirely within the Company’s sole discretion.  The Offering will be pursuant to a Confidential Offering Circular dated January __, 2011 (the “Memorandum”) and a subscription agreement and purchase questionnaire (the "Subscription Agreement").  The maximum amount to be raised in the Offering is $5,000,000 and the Company anticipates that 10,000,000 Shares will be sold at a purchase price of $0.50 per Share.  There is no minimum requirement for the sale of Shares by the Company.  The closings will occur upon receipt of funds as received.  Investors must be advised that there is no minimum amount of subscriptions that must be raised in the Offering before the initial closing or any “rolling” closing can take place.  Funds will be placed into an escrow account prior to any closing.  The Company reserves the right to lower the minimum or increase the maximum at its sole discretion. Under no circumstances shall Odeon be liable for failure to obtain,  produce or close the proposed Offering(s); and

Blackhawk Capital Group BDC, Inc.
January 24, 2011

(b)                      from and after the final closing of the Offering, (i) to act as the exclusive financial advisor to exclusively source, on behalf of the Company, between $75,000,000 and $250,000,000 of potential portfolio assets to be acquired by the Company in exchange for common stock of the Company; provided, however, that under no circumstances shall Odeon be liable for any failure to source such portfolio assets; and (ii) in the event that $5 million of the Shares are sold in the Offering, then for a period of two (2) years, to advise the Company with respect to the retention of an investor relations firm and the sourcing of one or more broker dealer or investment banking firms to provide market research services for the Company (collectively, the “Annual Services”).

Section 2.  Services to be Rendered.  Odeon agrees to perform such of the following financial advisory and investment banking services as the Company reasonably and specifically requests:

(a)                      Odeon will familiarize itself to the extent it deems appropriate and feasible with the business, operations and financial condition of the Company and the industry in which the Company operates (the “Industry”);

(b)                      As necessary, with management of the Company, meet with potential investors approved by the Company and provide them with such information furnished by the Company as may be appropriate;

(c)                      Assist the Company in negotiating with identified potential investors approved by the Company including assistance in determining the terms of the Offering;

Blackhawk Capital Group BDC, Inc.
January 24, 2011

(d)                      Assist the Company and the Company’s legal counsel in preparing documents related to the Offering and having such documents executed in order to close the transaction and any other agreements as may be necessary;

(e)                      Undertake all actions in connection with the Offering in compliance with law, including all federal and state securities laws; and

(f)                       Undertake such further efforts and do such further acts as may be necessary or desirable to carry out and consummate the Offering and provide services under the Annual Services, in each case as agent and advisor to the Company.

The Company will furnish, and, if the Company enters into negotiations with a counterparty regarding the Offering, will request such counterparty to furnish, to Odeon such information as Odeon reasonably requests in connection with the performance of its services hereunder (all such information so furnished is referred to herein as the “Information”).  The Company understands and agrees that Odeon, in performing its services hereunder, will use and rely upon the Information as well as publicly available information regarding the Company, any counterparties and the Industry generally, and that Odeon does not assume responsibility for independent verification of any Information or any such publicly available information, including, without limitation, any Information received with respect to the Industry or any financial information, forecasts, projections, actuarial models or other information considered by Odeon in connection with its analysis or the rendering of its services.  Accordingly, Odeon shall be entitled to assume and rely upon the accuracy and completeness of all such Information and is not required to conduct a physical inspection of any of the properties or assets (or any documentation related thereto) of the Company, or to prepare or obtain any independent evaluation or appraisal of any such properties or the assets, or any other assets or liabilities of the Company or any counterparty.  With respect to any financial information, forecasts, projections or other information made available to Odeon by or on behalf of the Company or any counterparty and used by Odeon in its analysis or the rendering of its services, Odeon shall be entitled to assume that such financial information, forecasts, projections and other information have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company or such counterparty, as the case may be, as to the matters covered thereby. The Company agrees to furnish or cause to be furnished to Odeon all necessary or appropriate information for use in its engagement and hereby warrants that any information relating to the Company that is furnished to Odeon by or on behalf of the Company, will be true and correct in all material respects and not misleading.  If, at any time during the term of this engagement, the Company becomes aware that the Information is no longer true and correct in all material respects or is misleading, then the Company shall promptly advise Odeon by telephone (with confirmation thereof in writing) and shall promptly take all actions necessary to amend, supplement and otherwise correct the Information so that the Information, as so amended, supplemented or otherwise corrected, shall be true and correct in all material respects and not misleading, including, without limitation, by preparing an amendment or supplement, if necessary, to the Memorandum and any other materials used in connection with the Offering (collectively, the “Offering Materials”).

Blackhawk Capital Group BDC, Inc.
January 24, 2011

If, during the term of this engagement or within 24 months thereafter, the Company considers or undertakes any other transaction, including any sale (whether in one or a series of transactions) of all or a substantial portion of the assets or capital stock of the Company, any merger, joint venture, partnership, spin-off, reverse spin-off, non-pro rata spin-off or other business combination involving the Company, or any recapitalization, restructuring or liquidation of the Company or any other form of transaction or disposition that results in the effective sale, transfer or other disposition of ownership or control over a substantial portion of one or more of the principal businesses, assets or operations of the Company, offerings, financing, restructuring, repurchases of securities, foreign exchange or derivatives transaction, including, but not limited to, public or private offerings of debt or equity, or in connection with this engagement or the transactions contemplated hereby, Odeon will have a right of first refusal to serve in the relevant lead roles commonly performed by banks, investment banks and financial advisors in connection with such transactions, including those of lead agent and lead arranger, sole bookrunning lead managing underwriter or initial purchaser (as the case may be), exclusive placement agent, lead financial advisor, principal counterparty and dealer manager, as applicable.  Also, if during the term of this engagement or within 24 months thereafter, the Company is considering or undertakes any other transaction to obtain debt or equity financing or investments in connection with its business (a “Subsequent Offering”), Odeon will have a right of first refusal to serve as the Company’s exclusive placement agent in connection with any Subsequent Offering.  In addition, if during the term of this engagement or within 24 months thereafter, the Company is considering or undertakes any transaction to acquire a portfolio asset, subsidiary or company from a source introduced to the Company by Odeon in connection with the Annual Services, Odeon will have a right of first refusal to serve in the relevant lead roles commonly performed by financial advisors in connection with such transactions, including those of lead agent and lead arranger, sole bookrunning lead managing underwriter or initial purchaser (as the case may be), exclusive placement agent, lead financial advisor, principal counterparty and dealer manager, as applicable.  As compensation for any of the foregoing services described in this paragraph, Odeon will be paid its customary fees for performing comparable roles in connection with comparable transactions and Odeon will enter into a separate agreement or other appropriate documentation with the Company for such transaction(s) containing such compensation and other terms and conditions as are customary for internationally recognized investment banking firms for similar transactions, including, without limitation, appropriate indemnification provisions.  If the Company sells securities to or receives financing from any investors previously introduced by Odeon in connection with the Offering (“Protected Investors”), then in connection with such sales or financing Odeon shall receive additional financing fees (the “Additional Fees”) that are equal to the greater of (a) the fees set forth in Section 3 of this Agreement and (b) any underwriting, placement or financing fees that are listed in any future offering circular, prospectus, or placement memorandum.  Prior to the termination of this Agreement, Odeon will furnish the Company with a written list of the Protected Investors.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

In connection with the services described in this Section 2, the Company authorizes Odeon, as the Company's placement agent and representative, to transmit the Memorandum to potential parties to an Offering.  The Company hereby acknowledges that all information contained in the Memorandum will be provided by or based upon information provided by the Company or third parties, and that the Company will be solely responsible for the contents thereof.

Section 3.  Fees.

(a)                      In the event (and in each event) that the Company executes a definitive agreement to consummate an Offering, the Company shall pay to Odeon a cash fee equal to (i) 5% of the gross proceeds raised in the Offering from investors with which the Company has affiliations who would be suitable for the Offering, (ii) 10% of the gross proceeds raised in the Offering from investors who are not stockholders of the Company as of the date hereof and (iii) Odeon shall use its “best efforts” to organize a “syndicate” of duly-registered broker-dealers to assist in the placement of the Offering.  Placement Agent shall manage the “book” for (i.e., keep track of) the sales efforts of the broker-dealers participating in the syndicate.  There shall be no minimum offering size required for Odeon to receive its compensation as set forth in this Section 3.

2.
In connection with the Annual Services provided in Section 1(b)(i), from and after the final closing of the Offering, the Company shall pay to Odeon, on each anniversary of the final closing of the Offering, a cash fee of $50,000 per year.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Section 4.  Expenses.  In addition to any fees that may be payable to Odeon hereunder and regardless of whether any Offering is proposed or consummated, the Company hereby agrees, from time to time upon request, to reimburse Odeon for all reasonable fees and disbursements arising out of Odeon’s engagement hereunder, including the reasonable fees, expenses and disbursements of Odeon’s legal counsel. Odeon hereby agrees that Expenses as described in this Section 4, will be capped at $50,000 unless company preapproval is requested and duly granted.

Section 5.  Term.

(a)                      Subject to Section 6 hereof, the term of the engagement hereunder with respect Odeon’s services in connection with the Offering shall extend until the earlier of (i) the final closing of the Offering and (ii) the date that is six months from the date of this Agreement.

(b)                      Subject to Section 6 hereof, the term of the engagement hereunder with respect Odeon’s services in connection with the Annual Services shall extend until the second year anniversary of the final closing of the Offering.

Section 6. Termination of Engagement. Odeon’s engagement hereunder may be terminated by either the Company or Odeon at any time, with or without cause, upon written advice to that effect to the other party; provided, however, that:

(a)           Odeon will be entitled to its full fees and expenses as outlined in Sections 3 and 4 hereof in the event that (i) at any time prior to the expiration of 24 months after such termination by the Company, an Offering is consummated; (ii) the Company enters into a definitive agreement during the term of this Agreement or during such 24 month period which results in an Offering; or (iii) the Company enters into a definitive agreement with any third party that Odeon introduced to it, or to which Odeon provided information about the Company; and

(b)           the provisions of this Section 6 and of Sections 3, 4, 8, 9, 10, 11 and 12 hereof, as well as the separate letter agreement, dated the date hereof, providing for the indemnification of Odeon by the Company, shall survive termination of this Agreement.

Section 7.  Reliance on Others.  The Company confirms that it will rely on its own counsel, accountants and other similar expert advisors for legal, accounting, tax and other similar advice.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Section 8.  Confidentiality of Information.  Odeon shall use the Information solely for the purposes of providing services to the Company as contemplated hereby and will not disclose confidential Information to any third party other than Odeon’s officers, directors, employees, affiliates, counsel and other representatives who have a need to know such Information (collectively, the “Representatives”), except with the prior written approval of the Company; provided, however, that the foregoing restrictions shall not apply to any Information that (a) is included in the Offering Materials, (b) at the time of disclosure to Odeon is already in Odeon’s possession, provided that such information is not known by Odeon or any of its Representatives, as the case may be, to be subject to an obligation of confidentiality to the Company or another person or entity, (c) is or becomes generally available to the public other than as a result of a disclosure by Odeon or any of its Representatives in violation hereof, (d) becomes available to Odeon or any of its Representatives on a non-confidential basis from a source other than the Company, provided that such source is not known by Odeon to be bound by an obligation of confidentiality to the Company or another person, (e) Odeon or any of its Representatives can demonstrate was independently developed by Odeon without reference to, incorporation of, or other use of any Information or information from any source that is bound by an obligation of confidentiality to the Company, or (f) Odeon is required by law, regulation or legal or judicial process to disclose.

Section 9.  Publicity.  Notwithstanding its engagement as placement agent and advisor hereunder, Odeon may not, without its prior written consent, be quoted or referred to in any document, release or communication prepared, issued or transmitted by the Company (including any entity controlled by, or under common control with, the Company and any director, officer, employee or agent thereof).  In the event of consummation of any Offering, Odeon shall have the right, at its own expense, to disclose its participation in such Offering, including, without limitation, the placement of “tombstone” advertisements in financial and other newspapers and journals.  Odeon agrees that the Company shall have the right to announce publicly the execution of this Agreement with Odeon subject to Odeon's prior approval of the contents of such announcement.

Section 10. Representations and Warranties of Placement Agent. Odeon represents and warrants to the Company as follows:  (a) it is a licensed broker-dealer registered with the SEC and FINRA and is licensed under FINRA and State securities laws regulations to sell Shares to QIBS and accredited investors; (b) there are no judgments, orders, decrees, or like actions, or any proceedings pending, before the SEC, FINRA, any State, or any court or arbitration panel that prohibit or affect it from carrying out its obligations under this Agreement; and (c) this Agreement has been duly authorized and approved by it, does not contravene its organizational documents or any agreement or order to which it is a party, and is a legal and valid obligation binding on it.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Section 11.  Indemnity and Contribution.  Odeon and the Company have entered into a separate letter agreement, dated the date hereof, providing for the indemnification of Odeon by the Company in connection with Odeon’s engagement hereunder, the terms of which are incorporated into this Agreement in their entirety.

Section 12.  Governing Law; Jurisdiction.   This Agreement is governed by the laws of the State of New York, without regard to such state’s rules concerning conflicts of law, and will be binding upon and inure to the benefit of the Company and Odeon and their respective successors and assigns.  The Company and Odeon agree to waive trial by jury in any action, proceeding or counterclaim brought by or on behalf of either party with respect to any matter whatsoever relating to or arising out of any actual or proposed transaction or the engagement of or performance by Odeon hereunder.  The Company also hereby submits to the jurisdiction of the state and federal courts located in New York County, New York in any proceeding arising out of or relating to this Agreement, agrees not to commence any suit, action or proceeding relating thereto except in such courts, and waives, to the fullest extent permitted by law, the right to move to dismiss or transfer any action brought in such court on the basis of any objection to personal jurisdiction, venue or inconvenient forum.

Section 13.  Disclosure.  Odeon will act under this Agreement as an independent contractor. The Company acknowledges that Odeon and its affiliates may have and may in the future have investment banking and other relationships with parties other than the Company, which parties may have interests with respect to this placement.  Although Odeon in the course of such other relationships may acquire information about the placement or potential purchasers of the securities or such other parties, Odeon shall have no obligation to disclose such information to the Company or to use such information on behalf of the Company.  Furthermore, the Company acknowledges that Odeon may have fiduciary or other relationships whereby Odeon may exercise voting power over securities of various persons, which securities may from time to time include securities of the Company or of potential purchasers of the securities of the Company or others with interests in respect of the placement.  The Company acknowledges that Odeon may exercise such powers and otherwise perform its functions in connection with such fiduciary or other relationships without regard to its relationship to the Company hereunder.

Blackhawk Capital Group BDC, Inc.
January 24, 2011

Please note that Odeon is a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking, financing and financial advisory services.  In the ordinary course of our trading, brokerage and financing activities, Odeon or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of the Company.

Section 14.  Miscellaneous.  In order to coordinate most effectively the activities of the Company and Odeon contemplated by this Agreement, both the Company (including management or other officers and directors of the Company) and Odeon will promptly inform the other of inquiries of third parties which it receives concerning an Offering. The parties agrees that their relationship hereunder is an advisory relationship only and nothing herein shall cause Odeon to be a partner, agent or fiduciary of, or joint venture partner with, the Company.  Nothing in this Agreement is intended to obligate or commit Odeon or any of its affiliates to provide any services other than as set out above.  This Agreement may be executed in two or more counterparts, all of which together shall be considered a single instrument.  This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings (both written and oral) of the parties hereto with respect to the subject matter hereof, and cannot be amended or otherwise modified except in writing executed by the parties hereto.  The provisions hereof shall inure to the benefit of and be binding upon the successors and assigns of the Company and Odeon.
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If the foregoing correctly sets forth the understanding and agreement between Odeon and the Company, please so indicate in the space provided for that purpose below, together with the enclosed duplicate original, and return one (1) of these originals to us, whereupon this letter shall constitute a binding agreement as of the date hereof.

Sincerely,

ODEON CAPITAL GROUP LLC

		By:	/s/ Andrew Feldschreiber
		Name:	Andrew Feldschreiber
		Title:	Managing Director

Approved and agreed to as of January 24, 2011:

BLACKHAWK CAPITAL GROUP BDC, INC.

By:	/s/ Craig A. Zabala
Name:	Dr. Craig A. Zabala
Title:	Chief Executive Officer

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January 24, 2011

Ladies and Gentlemen:

In connection with the engagement of Odeon Capital Group, LLC (“Odeon”), a Delaware limited liability company, to advise and assist Blackhawk Capital Group BDC, Inc. (the “Company”) with the subject matter in the letter agreement dated the date hereof between Odeon and the Company, the Company agrees that it will indemnify and hold harmless Odeon and its affiliates and their respective directors, officers, agents and employees and each other person controlling Odeon or any of Odeon’s affiliates (collectively, the “Indemnified Parties”), to the full extent lawful, from and against any losses, expenses, claims or proceedings (collectively, and whether incurred in connection with any action or proceeding between an Indemnified Party and the Company or otherwise, “losses”) (i) related to or arising out of (A) oral or written information provided by the Company, its employees or other agents, which information either the Company or Odeon provides to any actual or potential buyers, sellers, investors or offerees, or (B) any other action or failure to act by the Company, its or their directors, officers, agents or employees or by Odeon or any Indemnified Party at the Company’s request or with the Company’s consent, or (ii) otherwise related to or arising out of the engagement or any transaction or conduct in connection therewith and resulting primarily from the Company’s negligence, bad faith or willful misconduct, except that these clauses (i) and (ii) shall not apply with respect to (x) any losses that are finally judicially determined to have resulted primarily from the gross negligence or willful misconduct of such Indemnified Party, or (y) any amount paid in settlement of claims without the Company’s consent, which consent will not be unreasonably withheld.

In the event that the foregoing indemnity is unavailable to any Indemnified Party for any reason (other than as a consequence of a final judicial determination of willful misconduct, bad faith or gross negligence of such Indemnified Party), then the Company agrees to contribute to any losses related to or arising out of the engagement or any transaction or conduct in connection therewith as follows.  With respect to such losses referred to in clause (i) of the preceding paragraph, the Company and Odeon shall contribute in such proportion as is appropriate to reflect the relative benefits received (or anticipated to be received) by Odeon, on the one hand, and by the Company and its security holders, on the other hand, from the actual or proposed transaction arising in connection with the engagement.  With respect to any other losses, and for losses referred to in clause (i) of the preceding paragraph if the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company and Odeon shall contribute in such proportion as is appropriate to reflect not only the relative benefits as set forth above, but also the relative fault of the Company and Odeon in connection with the statements, omissions or other relevant equitable considerations.  Benefits received (or anticipated to be received) by the Company and its security holders shall be deemed to be equal to the aggregate cash consideration and value of securities or any other property payable, issuable, exchangeable or transferable in such transaction or proposed transaction, and benefits received by Odeon shall be deemed to be equal to the compensation paid by the Company to Odeon (whether in cash or otherwise) in connection with the engagement (exclusive of amounts paid for reimbursement of expenses or paid under this agreement).  Relative fault shall be determined by reference to, among other things, whether any alleged untrue statement or omission or any other alleged conduct relates to information provided by the Company or other conduct by the Company (or its employees or other agents), on the one hand, or by Odeon, on the other hand.  Odeon and the Company agree that it would not be just and equitable if contribution were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to above.  Notwithstanding anything to the contrary above, in no event shall Odeon be responsible for any amounts in excess of the amount of the compensation actually paid by the Company to Odeon (in cash or otherwise) in connection with the engagement (exclusive of amounts paid for reimbursement of expenses or paid under this agreement).

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Promptly after Odeon receives notice of the commencement of any action or other proceeding in respect of which indemnification or reimbursement may be sought hereunder, Odeon will notify the Company thereof; but the omission so to notify the Company shall not relieve the Company from any obligation hereunder unless, and only to the extent that, such omission results in its forfeiture of substantive rights or defenses.  If any such action or other proceeding shall be brought against any Indemnified Party, the Company shall, upon written notice given reasonably promptly following Odeon’s notice to the Company of such action or proceeding, be entitled to assume the defense thereof at its expense with counsel chosen by the Company and reasonably satisfactory to the Indemnified Parties; provided, however, that any Indemnified Party may at its own expense retain separate counsel to participate in such defense.  Notwithstanding the foregoing, such Indemnified Party shall have the right to employ separate counsel at the Company’s expense and to control its own defense of such action or proceeding if, in the reasonable opinion of counsel to such Indemnified Party, (i) there are legal defenses available to such Indemnified Party or to other indemnified parties that are different from or additional to those available to the Company, or (ii) a conflict or likely conflict exists between the Company and such Indemnified Party that would make such separate representation advisable; provided, however, that in no event shall the Company be required to pay fees and expenses under this indemnity for more than one counsel in any one legal action or group of related legal actions.  The Company agrees that it will not, without the prior written consent of Odeon, which consent shall not be unreasonably withheld or delayed, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters that are the subject of Odeon’s engagement (whether or not any Indemnified Party is a party thereto) unless such settlement, compromise or consent includes an unconditional release of Odeon and each other Indemnified Party from all liability arising or that may arise out of such claim, action or proceeding.

The Company further agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or any of its affiliates, creditors or security holders for or in connection with the engagement or any actual or proposed transactions or other conduct in connection therewith except for losses incurred by the Company that are finally judicially determined to have resulted primarily from the gross negligence or willful misconduct of such Indemnified Party or have resulted from a breach of the engagement between the Company and Odeon.

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The foregoing agreement is in addition to any rights Odeon may have at common law or otherwise and shall be binding on and inure to the benefit of any successors, assigns, and personal representatives of the Company and each Indemnified Party.  This agreement is governed by the laws of the State of New York, without regard to such state’s rules concerning conflicts of laws.  Each of the parties hereto also hereby submits to the jurisdiction of the state and federal courts located in New York County, New York in any proceeding arising out of or relating to this agreement, agrees not to commence any suit, action or proceeding relating hereto except in such courts, and waives, to the fullest extent permitted by law, the right to move to dismiss or transfer any action brought in such court on the basis of any objection to personal jurisdiction, venue or inconvenient forum.  Solely for purposes of enforcing this agreement, each party hereby consents to personal jurisdiction, service of process and venue in any court in which any claim or proceeding that is subject to this agreement is brought against the other party.  Any right to trial by jury with respect to any claim or proceeding related to or arising out of the engagement, or any transaction or conduct in connection therewith or this agreement is waived.

If any provision contained in this agreement or the application of any provision hereof to any person or circumstances is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against regulatory policy, the remainder of this agreement and the application of such provision to other persons or circumstances shall not be affected, impaired or invalidated, and shall remain in full force and effect, unless the provision held invalid, void, unenforceable or against regulatory policy shall substantially impair the benefits of the remaining portions of this agreement.

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This agreement shall remain in full force and effect notwithstanding the completion or termination of the engagement.

BLACKHAWK CAPITAL GROUP BDC, INC.

		By:	/s/ Craig A. Zabala
		Name:	Dr. Craig A. Zabala
		Title:	Chief Executive Officer

Agreed:

ODEON CAPITAL GROUP LLC

By:	/s/ Andrew Feldschreiber
Name:	Andrew Feldschreiber
Title:	Managing Director

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